     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 1998

                                            REGISTRATION STATEMENT NO. 333-48225
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             NBC ACQUISITION CORP.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          6719                         47-0793347
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                             4700 SOUTH 19TH STREET
                             LINCOLN, NE 68501-0529
                                 (402) 421-7300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                MARK W. OPPEGARD
                             4700 SOUTH 19TH STREET
                             LINCOLN, NE 68501-0529
                                 (402) 421-7300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies to:

                           MITCHELL S. FISHMAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
                             ---------------------
   APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PRELIMINARY PROSPECTUS                SUBJECT TO COMPLETION, DATED JULY 10, 1998

                             NBC ACQUISITION CORP.

                                                    [NBC ACQUISITION CORP. LOGO]

  OFFER TO EXCHANGE ITS 10 3/4% SENIOR DISCOUNT DEBENTURES DUE 2009 WHICH HAVE
                                BEEN REGISTERED
   UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR ANY AND ALL OUTSTANDING
                  10 3/4% SENIOR DISCOUNT DEBENTURES DUE 2009.

    THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK
CITY TIME, ON              , 1998, UNLESS EXTENDED.

     NBC Acquisition Corp., a Delaware corporation ("Holdings"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal" and, together with this Prospectus, the "Exchange Offer"), to exchange its 10 3/4% Senior Discount Debentures due 2009 (the "Exchange Debentures") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus constitutes a part, for any and all outstanding 10 3/4% Senior Discount Debentures due 2009 (the "Initial Debentures," and, together with the Exchange Debentures, the "Debentures"), of which $76,000,000 principal amount is outstanding. ALTHOUGH THE EXCHANGE DEBENTURES ARE TITLED "SENIOR," HOLDINGS HAS NOT ISSUED, AND CURRENTLY DOES NOT HAVE ANY FIRM ARRANGEMENTS TO ISSUE, ANY SIGNIFICANT INDEBTEDNESS TO WHICH THE EXCHANGE DEBENTURES WOULD BE SENIOR. THE EXCHANGE DEBENTURES ALSO WILL BE EFFECTIVELY SUBORDINATED TO ESSENTIALLY ALL OF THE OUTSTANDING INDEBTEDNESS OF HOLDINGS AND ITS SUBSIDIARIES. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Debentures being tendered for exchange. However, the Exchange Offer is subject to the absence of certain conditions which may be waived by Holdings. See "The Exchange Offer -- Certain Conditions to the Exchange Offer." Subject to the absence or waiver of such conditions, Holdings will accept for exchange any and all Initial Debentures validly tendered on or prior to 5:00 p.m., New York City
time, on                , 1998, unless the Exchange Offer is extended (the
"Expiration Date"). Initial Debentures may be tendered only in integral multiples of $1,000. The date of acceptance and exchange of the Initial Debentures (the "Exchange Date") will be the fourth business day following the Expiration Date, unless an earlier date is selected by Holdings. Initial Debentures tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. The Exchange Debentures will be issued and delivered promptly after the Exchange Date.

     The terms of the Exchange Debentures are identical in all material respects to the terms of the Initial Debentures, except that the Exchange Debentures have been registered under the Securities Act and are generally freely transferable by holders thereof and are issued without any covenant upon Holdings regarding registration under the Securities Act. See "The Exchange Offer -- Resale of Exchange Debentures." The Exchange Debentures will evidence the same debt as the Initial Debentures and will be issued under and be entitled to the benefits of the Indenture (as defined). For a complete description of the terms of the Exchange Debentures, see "Description of Debentures." There will be no cash proceeds to Holdings from this Exchange Offer.

     The Exchange Debentures are unsecured senior obligations of Holdings and will rank pari passu in right of payment with all existing and future Senior Indebtedness (as defined) of Holdings, including Holdings' guarantee of indebtedness under the Credit Facilities (as defined). However, Holdings has pledged, as security for its guarantee of indebtedness under the Credit Facilities all of the issued and outstanding stock of Holdings' only subsidiary, Nebraska Book Company, Inc. ("Nebraska Book"), which is Holdings' only significant asset, and the obligations of Nebraska Book under the Credit Facilities are secured by a first priority lien on substantially all of Nebraska Book's tangible and intangible assets. As of March 31, 1998, Holdings had no indebtedness outstanding on a stand-alone basis (other than the Debentures and Holdings' guarantee of the Credit Facilities) and the outstanding indebtedness of Nebraska Book was $176.0 million (exclusive of unused commitments), and Holdings had no indebtedness that was subordinate or junior in right of repayment to the indebtedness represented by the Debentures. Prior to the second anniversary of the issuance of the Initial Debentures, subject to certain exceptions, Holdings may not incur any additional indebtedness.
                                               (continued on the following page)

SEE "RISK FACTORS" ON THE BEGINNING ON PAGE 13 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE EXCHANGE DEBENTURES.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is                , 1998.

Nebraska Book may and, after the second anniversary of the issuance of the Initial Debentures Holdings may incur additional indebtedness, in each case provided that certain financial ratio tests are met. See "Description of Debentures -- Certain Covenants." Neither Holdings nor Nebraska Book has any current or pending arrangements or agreements or any current intention to incur any additional significant indebtedness. Upon the occurrence of a Change of Control (as defined), each holder will have the right to require Holdings to make an offer to repurchase all of the outstanding Debentures at a price equal to 101% of the Accreted Value (as defined) thereof, together with accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance, however, that in the event of a Change in Control, Holdings will have, or will have access to, sufficient funds to repurchase the Debentures.

     The Initial Debentures were originally issued and sold on February 13, 1998, in a transaction not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Initial Debentures may not be reoffered, resold, or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon interpretations by the staff of the Securities and Exchange Commission (the "SEC") issued to third parties, Holdings believes that Exchange Debentures issued pursuant to the Exchange Offer in exchange for Initial Debentures may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is a broker-dealer or an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Debentures are acquired in the ordinary course of business and such holders have no intention to engage, and no arrangement with any person to participate, in the distribution of such Exchange Debentures. Based on such interpretations, Holdings also believes that a broker-dealer may not participate in the Exchange Offer with respect to Initial Debentures acquired directly from Holdings that it may still hold.

     Each broker-dealer that receives Exchange Debentures for its own account pursuant to the Exchange Offer must represent that it will deliver a prospectus in connection with any resale of such Exchange Debentures. The Letter of Transmittal states that by so representing and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Debentures received in exchange for Initial Debentures where such Initial Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities. See "The Exchange
Offer -- Resale of Exchange Debentures." Holdings has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Exchange Debentures will constitute a new issue of securities with no established trading market. Holdings does not intend to list any Debentures on a national securities exchange or to apply for quotation of any Debentures through the National Association of Securities Dealers Automated Quotation System. Any Initial Debentures not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Initial Debentures are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered and tendered but unaccepted Initial Debentures could be adversely affected. Following consummation of the Exchange Offer, the holders of Initial Debentures will continue to be subject to the existing restrictions on transfers thereof, and Holdings will have no further obligation to such holders to provide for the registration under the Securities Act of the Initial Debentures held by them. No assurance can be given as to the liquidity of the trading market for either the Initial Debentures or the Exchange Debentures.

                           FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING STATEMENTS UNDER THE CAPTIONS "USE OF PROCEEDS," "CAPITALIZATION," "SUMMARY," "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." ALL OF THESE FORWARD LOOKING STATEMENTS ARE BASED ON ESTIMATES AND ASSUMPTIONS MADE BY MANAGEMENT OF THE COMPANY WHICH, ALTHOUGH BELIEVED TO BE REASONABLE, ARE INHERENTLY UNCERTAIN. THEREFORE, UNDUE RELIANCE SHOULD NOT BE PLACED UPON SUCH ESTIMATES AND STATEMENTS. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH ESTIMATES WILL BE REALIZED AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE: (1) INCREASED COMPETITION; (2) ABILITY TO INTEGRATE RECENT ACQUISITIONS; (3) LOSS OR RETIREMENT OF KEY MEMBERS OF MANAGEMENT; (4) INCREASES IN THE COMPANY'S COST OF BORROWING OR INABILITY OR UNAVAILABILITY OF ADDITIONAL DEBT OR EQUITY CAPITAL;
(5) INABILITY TO PURCHASE A SUFFICIENT SUPPLY OF USED TEXTBOOKS; (6) CHANGES IN PRICING OF NEW AND/OR USED TEXTBOOKS; AND (7) CHANGES IN GENERAL ECONOMIC CONDITIONS AND/OR IN THE MARKETS IN WHICH THE COMPANY COMPETES OR MAY, FROM TIME TO TIME, COMPETE. MANY OF SUCH FACTORS ARE BEYOND THE CONTROL OF THE COMPANY AND ITS MANAGEMENT. FOR FURTHER INFORMATION OR OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF THE COMPANY AND SUCH FORWARD LOOKING STATEMENTS, SEE "RISK FACTORS."

                                TRADEMARK NOTICE

     THE NAMES, LOGOS AND INSIGNIAS OF THE COLLEGES AND UNIVERSITIES PRINTED HEREIN ARE TRADEMARKS AND SERVICE MARKS OF SUCH INSTITUTIONS, AND SUCH INSTITUTIONS HAVE NOT SPONSORED, ENDORSED OR PASSED ON THE MERITS OF THIS OFFERING OR THE SECURITIES OFFERED HEREBY. NO AFFILIATION, CONNECTION OR ASSOCIATION BETWEEN SUCH INSTITUTIONS AND THE COMPANY OR THE SECURITIES OFFERED HEREBY IS INTENDED OR SHOULD BE INFERRED.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus. All references in this Prospectus to "Holdings" or the "Company" mean NBC Acquisition Corp. or NBC Acquisition Corp. together with its subsidiaries, as applicable, and references to "Nebraska Book" mean Nebraska Book Company, Inc. Unless otherwise indicated, references to the business of the Company and Nebraska Book include (i) the business of Collegiate Stores Corporation ("CSC"), a centralized buying service for college bookstores acquired in January 1998, and (ii) the operations of Specialty Books, Inc. ("Specialty Books"), a provider of distance education materials acquired in May 1997, and South Carolina Bookstore, Inc. ("SCB"), a company owning and operating four bookstores in the southeastern United States acquired in November 1997 (the acquisitions of Specialty Books and SCB are collectively referred to as the "Acquisitions"). Unless otherwise noted, all market data presented in this Prospectus is based on the Company's research and estimates and all financial information presented for wholesale, college bookstores and services operations includes intercompany sales. All data relating to sales of textbooks in this Prospectus (other than the Company's statistics) are from information published by Cowles/Simba Information Inc. ("Cowles/Simba"), an independent market research firm. Cowles/Simba has not consented to the use of the data presented in this Prospectus. Cowles/Simba has not provided any form of consultation, advice or counsel regarding any aspect of the offering, and is in no way associated with the Exchange Offer. References herein to "fiscal year" or "fiscal" refer to the Company's financial reporting years ending on March 31 in each calendar year.

                                  THE COMPANY

     Nebraska Book is one of the largest wholesale distributors of used college textbooks in North America, offering approximately 90,000 textbook titles and selling more than 7.1 million books annually at approximately 2,000 college campuses. In addition, Nebraska Book owns or manages 54 bookstores on or adjacent to college campuses through which it sells a variety of new and used textbooks and general merchandise. Nebraska Book also distributes new textbooks to college bookstores and is a leading provider of distance education materials to students in nontraditional courses, which include correspondence and corporate education courses. Furthermore, Nebraska Book provides the college bookstore industry with a variety of services including in-store promotions, buying programs, marketing services and proprietary information systems. With origins dating to 1915, Nebraska Book has built a consistent reputation for excellence in order fulfillment, shipping performance and customer service. On a pro forma basis, for the fiscal year ended March 31, 1998, the Company's revenues would have been $215.3 million.

     Based on industry trade data, the Company believes that in the academic year 1995-1996 approximately 4,600 college stores generated a total of $7.9 billion in annual sales to college students and other consumers in North America. Sales of textbooks and other educational materials used for classroom instruction comprised approximately 64% of this amount. The Company expects this market will grow as a result of anticipated increases in enrollment at U.S. colleges. Based on statistics compiled by the United States government, the Company believes that the college population will grow by approximately 2.0 million students from 14.4 million in 1996 to 16.4 million in 2006, primarily as a result of children of the baby boom generation entering the college population.

     Sales of textbooks to college stores are estimated to have grown at a compound annual rate of 5.4% from $2.3 billion in sales in 1990 to $3.0 billion in 1995. Over the same period, sales of used textbooks are estimated to have grown at a compound annual rate of 12.7%, increasing their share of all textbook sales from 20% in 1990 to 28% in 1995. The Company believes that sales of used textbooks will continue to grow because used textbooks provide students with a lower-cost alternative to new textbooks, and because bookstores typically achieve higher margins through the sale of used rather than new textbooks.

     The Company considers itself well positioned to capitalize on these opportunities because of its leading market position, its strong customer relationships, its broad product and service offerings and its superior order fulfillment capabilities. These factors have also contributed to the strong, stable growth of Nebraska Book over the last 20 fiscal years, even during economic downturns, resulting in a compound annual growth rate of over 10% during such period. Although in the last seven years the average compound annual growth rate has been less than 10%, in fiscal 1998 the Company's revenues grew 15.2% to $198.8 million compared to $172.6 million in fiscal 1997. In fiscal 1998 the Company's income from operations was $9.6 million, its loss before extraordinary item was $1.5 million and its net loss, after a $4 million extraordinary loss incurred in connection with the Recapitalization (as defined), was $5.5 million. Losses in fiscal 1998 included $8.3 million in stock compensation costs incurred as a result of the stock options bought out in connection with the Recapitalization, the $4 million extraordinary loss on extinguishment of debt and $11.9 million of interest expense, most of which related to indebtedness incurred in connection with the 1995 Transaction (as defined).

     The Company's wholesale operations consist primarily of selling used textbooks to college bookstores, buying them back from students or college bookstores at the end of each school semester and then reselling them to college bookstores. The Company purchases used textbooks from and resells them to college bookstores at many of the nation's largest college campuses. The Company provides an internally-developed Buyer's Guide to its customers, which lists over 36,000 textbook titles with such details as author, new copy retail price and the Company's repurchase price. The Company also operates 54 college bookstores on or adjacent to college campuses of which eight are operated on physical premises which are owned by and leased from the educational institution (i.e., contract-managed). Less than 5% of the Company's revenues are derived from its contract-managed bookstores. In addition to generating profits, the Company's college bookstore operations provide an exclusive source of used textbooks for sale across the Company's wholesale distribution network. The Company generally focuses its college bookstore operations at colleges where the Company otherwise would not have a significant representation.

MANAGEMENT AND OWNERSHIP

     The Company's seven senior managers, led by Mark W. Oppegard, President, have an average of over 28 years of diverse experience in the college bookstore industry (of which an average of 22 years has been with Nebraska Book), as well as experience in managing within the constraints of a leveraged capital structure. Their experience within the college bookstore industry equips them with superior knowledge of the Company's business, thereby enabling them to effectively manage the business and to position the Company to capitalize on opportunities within the industry. These senior executive officers reinvested an aggregate of approximately $4.4 million in Holdings as part of the Recapitalization (as defined), which gave them ownership of approximately 8.7% of the common stock of Holdings ("Holdings Common Stock").

     Haas Wheat & Partners Incorporated ("Haas Wheat") and its predecessors and affiliates have been engaged in the merchant banking and buyout business for 14 years, and have completed over $7 billion of transactions. Robert B. Haas and Douglas D. Wheat are the managing officers of Haas Wheat, which is based in Dallas, Texas. Haas Wheat manages an investment partnership, HWH Capital Partners, L.P. ("HWH"), which is comprised of limited partners who are experienced investors in the buyout industry.

                              THE RECAPITALIZATION

     Effective September 1, 1995, Nebraska Book was acquired in a leveraged buyout by Holdings, a corporation owned by investment partnerships affiliated with Olympus Advisory Partners, Inc.

("Olympus") and certain other investors (the "1995 Transaction"). The 1995 Transaction was accounted for as a purchase business combination.

     Pursuant to a Merger Agreement (the "Merger Agreement") dated January 6, 1998 among Holdings, certain shareholders of Holdings, including members of senior management, and NBC Merger Corp., a newly created, indirect wholly-owned subsidiary of HWH ("Mergerco"), Mergerco merged with and into Holdings (the "Merger") with Holdings as the surviving corporation. The Merger Agreement contains customary representations, warranties, covenants and closing conditions. As a result of the Merger, which occurred on February 13, 1998, certain stockholders of Holdings received a total of approximately $165.9 million. In addition, upon the consummation of the Merger, Nebraska Book repaid approximately $82.0 million of outstanding indebtedness.

     Concurrently with the consummation of the Merger, Nebraska Book entered into a senior secured credit agreement (the "Credit Agreement") with The Chase Manhattan Bank ("Chase"), as administrative agent, and other lenders providing for the following facilities (the "Credit Facilities"): (i) a $50.0 million revolving credit facility maturing on March 31, 2004 which was undrawn at closing (the "Revolving Credit Facility"); (ii) a $27.5 million tranche A term loan, maturing on March 31, 2004 (the "Tranche A Term Loan"); and (iii) a $32.5 million tranche B term loan, maturing on March 31, 2006 (the "Tranche B Term Loan" and, together with the Tranche A Term Loan, the "Term Loans"). In addition, Nebraska Book also raised approximately $103.6 million from the issuance of the Senior Subordinated Notes. Holdings raised a total of $91.6 million, which it contributed to Nebraska Book as equity (the "Equity Contribution"), through: (i) the sale of approximately $45.6 million of Holdings Common Stock to HWH; (ii) the reinvestment of approximately $4.4 million in Holdings Common Stock by the Company's senior management; and (iii) net proceeds of approximately $41.6 million from the issuance of the Debentures offered hereby.

     The Merger, the acquisition of CSC, the repayment of substantially all of Nebraska Book's outstanding indebtedness, the Equity Contribution, the issuance by Nebraska Book of the Senior Subordinated Notes, the issuance by Holdings of the Debentures, Nebraska Book's borrowings under the Credit Facilities and the application of all proceeds thereof are collectively referred to as the "Recapitalization."

     The following table sets forth the sources and uses of funds in connection with the Recapitalization at closing:

                                                              (DOLLARS IN THOUSANDS)
                                                              ----------------------
Sources:
Credit Facilities:
  Revolving Credit Facility(1)..............................        $      --
  Tranche A Term Loans......................................           27,500
  Tranche B Term Loans......................................           32,500
Senior Subordinated Notes due 2008(2).......................          110,000
Holdings Senior Discount Debentures due 2009................           45,000
Holdings Common Stock(3)....................................           50,000
                                                                    ---------
          Total sources of funds............................        $ 265,000
                                                                    =========
Uses:
Purchase of common stock....................................        $ 165,921
Repayment of existing indebtedness(4).......................           82,014
Payment of fees and expenses................................           15,600
Excess cash.................................................            1,465
                                                                    ---------
          Total uses of funds...............................        $ 265,000
                                                                    =========

---------------

(1) Total borrowings of up to $50.0 million under the Revolving Credit Facility are available, subject to borrowing base limitations, for working capital and general corporate purposes. At March 31, 1998, the Revolving Credit Facility had an amount of $31.6 million available as determined by the borrowing base calculation. Of the amount available, $5.4 million was drawn by Nebraska Book. See "Description of Other Indebtedness."

(2) As part of the Recapitalization, Nebraska Book issued (the "Subordinated Notes Offering") $110.0 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2008.

(3) HWH invested approximately $45.6 million and senior management of the Company reinvested approximately $4.4 million in Holdings Common Stock.

(4) Includes $2.3 million of discount on the Nebraska Book's existing subordinated notes. See "Capitalization."

                               THE EXCHANGE OFFER

The Exchange Offer.........  Holdings is offering to exchange pursuant to the
                             Exchange Offer up to $76,000,000 aggregate principal amount of the Exchange Debentures for any and all of its outstanding Initial Debentures. The terms of the Exchange Debentures are identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Initial Debentures for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Debentures have been registered under the Securities Act and are freely transferrable by holders thereof (other than as provided herein), and are not subject to any covenant regarding registration under the Securities Act. See "The Exchange Offer."

Expiration Date; Withdrawal
of Tender..................  The Exchange Offer will expire at 5:00 p.m., New
                             York City time, on             , 1998, unless the
                             Exchange Offer is extended by Holdings, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration Date; Extension; Termination; Amendment." Tenders may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer -- Withdrawal Rights."

Interest Payments..........  Interest on the Exchange Debentures shall accrue from the last interest payment date (February 15 or August 15, each an "Interest Payment Date") on which interest was paid on the Initial Debentures so surrendered or, if no interest has been paid on such Initial Debentures, from February 13, 1998.

No Minimum Condition.......  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Debentures being tendered for exchange.

Exchange Date..............  The date of acceptance and exchange (the "Exchange
                             Date") of the Initial Debentures will be the fourth business day following the Expiration Date, unless an earlier date is selected by Holdings and Holdings notifies the Exchange Agent (as defined) of such earlier date.

Conditions to the Exchange
  Offer....................  Holdings shall not be required to accept for exchange, or to issue Exchange Debentures in exchange for, any Initial Debentures and may terminate or amend the Exchange Offer, if any of certain customary conditions exist, the occurrence of which may be waived by Holdings. Holdings currently expects that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer -- Certain Conditions to the Exchange Offer."

Procedures for Tendering
  Initial Debentures.......  Each holder of Initial Debentures wishing to tender such debentures must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Initial Debentures and any other required documentation to the Exchange Agent at the address set forth in the Letter of Transmittal. See "The Exchange Offer -- Procedures for Tendering Initial Debentures" and "Plan of Distribution."

Use of Proceeds............  There will be no proceeds to Holdings from the exchange of Debentures pursuant to the Exchange Offer. For a discussion of the use of the net proceeds received by Holdings from the issuance of the Initial Debentures see "Use of Proceeds."

Federal Income Tax
  Consequences.............  In the opinion of Paul, Weiss, Rifkind, Wharton &
                             Garrison, counsel to Holdings, the exchange pursuant to the Exchange Offer will not be a taxable event for federal income tax purposes, and the holder will not recognize any taxable gain or loss as a result of the exchange. See "Certain Federal Income Tax Considerations."

Special Procedures for
  Beneficial Owners........  Any beneficial owner whose Initial Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the Initial Debentures, either make appropriate arrangements to register ownership of the Initial Debentures in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The Exchange
                             Offer -- Procedures for Tendering Initial
                             Debentures."

Guaranteed Delivery
  Procedures...............  Holders of Initial Debentures who wish to tender their Initial Debentures and whose Initial
                             Debentures are not immediately available or who cannot deliver their Initial Debentures, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Initial Debentures according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Procedures for Tendering Initial Debentures."

Acceptance of Initial
  Debentures and Delivery
  of Exchange Debentures...  On the Exchange Date, Holdings will accept for exchange any and all Initial Debentures which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Debentures issued pursuant to the Exchange Offer will be delivered promptly following the Exchange Date. See "The Exchange Offer -- Acceptance of Initial Debentures for Exchange; Delivery of Exchange Debentures."

Consequences of Failure to
  Exchange.................  Holders of the Initial Debentures who do not tender their Initial Debentures in the Exchange Offer will continue to hold such Initial Debentures and will be entitled to all the rights and limitations applicable thereto under the Indenture dated as of February 13, 1998 between Holdings and United States Trust Company of New York relating to the Initial Debentures and the Exchange Debentures (the "Indenture"), except for any such rights under the Registration Rights Agreement (as defined) that by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Initial Debentures pursuant to, the Exchange Offer.

                             Holders of Initial Debentures who do not exchange their Initial Debentures for Exchange Debentures pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Debentures as set forth in the legend thereon as a consequence of the offer or sale of the Initial Debentures pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Debentures may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holdings does not currently anticipate that it will register the Initial Debentures under the Securities Act. To the extent that Initial Debentures are tendered and accepted in the Exchange Offer, the trading market for untendered or tendered but unaccepted Initial Debentures could be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange."

Registration Rights........  Holdings entered into an Exchange and Registration
                             Rights Agreement dated as of February 13, 1998 (the "Registration Rights Agreement") with Chase Securities, Inc. (the "Initial Purchaser"), for the benefit of all holders of Initial Debentures, in which it agreed to make the Exchange Offer. The Registration Rights Agreement provides that if Holdings fails to consummate the Exchange Offer on or prior to August 12, 1998, Holdings will file a shelf registration statement (the "Shelf Registration Statement") to cover resales of Debentures by holders who provide certain information required for inclusion in the Shelf Registration Statement, and who agree to be bound by the terms of the Registration Rights Agreement. Upon a Registration Default (as defined), Holdings will be required to pay certain Liquidated Damages (as defined) to the affected holders of Debentures. See "Exchange Offer; Registration Rights."

Exchange Agent.............  United States Trust Company of New York is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. See "The Exchange Offer -- Exchange Agent."

Resale of Exchange
  Debentures...............  Based upon interpretations by the staff of the SEC issued to third parties, Holdings believes that Exchange Debentures issued pursuant to the Exchange Offer in exchange for Initial Debentures may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is a broker-dealer or an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Debentures are acquired in the ordinary course of business and such holders have no intention to engage, and no arrangement with any person to participate in the distribution of such Exchange Debentures. Based on such interpretations, Holdings also believes that a broker-dealer may not participate in the Exchange Offer with respect to Initial Debentures acquired directly from Holdings that it may still hold. Each broker-dealer that receives Exchange Debentures for its own account pursuant to the Exchange Offer must represent that it will deliver a prospectus in connection with the resale of such Exchange Debentures. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with such resales. See "The Exchange Offer -- Resale of Exchange Debentures."

                            THE EXCHANGE DEBENTURES

Issuer.....................  NBC Acquisition Corp.

Securities Offered.........  $76,000,000 aggregate principal amount of 10 3/4%
                             Senior Discount Debentures due 2009.

Maturity Date..............  February 15, 2009.

Interest Rate and Payment
  Dates....................  The Exchange Debentures will accrete in value until
                             February 15, 2003 at a rate per annum of 10 3/4%, compounded semi-annually. Cash interest will not accrue on the Exchange Debentures prior to February 15, 2003. Thereafter, interest on the Exchange Debentures will accrue at a rate per annum of 10 3/4% and will be payable in cash semi-annually on February 15 and August 15 of each year, commencing August 15, 2003.

Original Issue Discount....  The Exchange Debentures are being offered at an original issue discount for United States federal income tax purposes. Thus, although cash interest will not be payable on the Exchange Debentures prior to August 15, 2003, original issue discount will accrue from the Issue Date of the Exchange Debentures and will be included as interest income periodically (including for periods ending prior to February 15, 2003) in a holder's gross income for United States federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See "Certain Federal Income Tax Consequences."

Optional Redemption........  Except as described below, Holdings may not redeem the Exchange Debentures prior to February 15, 2003. On or after such date, Holdings may redeem the Exchange Debentures, in whole or in part, at the redemption prices set forth herein together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to February 15, 2001, Holdings may, at its option, redeem up to 35% of the original principal amount of the Exchange Debentures with the net proceeds of one or more Equity Offerings (as defined) received by, or invested in, Holdings so long as there is a Public Market (as defined) at the time of such redemption, at a redemption price equal to 110.75% of the Accreted Value thereof to be redeemed, to the date of redemption; provided that at least 65% of the original principal amount of the Exchange Debentures remains outstanding immediately after each such redemption. See "Description of Debentures -- Optional Redemption."

Change of Control..........  Upon a Change of Control, each holder will have the right to require Holdings to make an offer to repurchase the Exchange Debentures at a price equal to 101% of the Accreted Value thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Debentures -- Change of Control."

Ranking....................  ALTHOUGH THE EXCHANGE DEBENTURES ARE TITLED
                             "SENIOR," HOLDINGS HAS NOT ISSUED, AND CURRENTLY DOES NOT HAVE ANY FIRM ARRANGEMENTS TO ISSUE, ANY SIGNIFICANT INDEBTEDNESS TO WHICH THE EXCHANGE DEBENTURES WOULD BE SENIOR. The Exchange Debentures will be unsecured, senior obligations of Holdings and will rank pari passu in right of payment to all existing and future senior indebtedness of Holdings (including the guarantee by Holdings of the Credit Facilities, which is secured by a pledge of the capital stock of Nebraska

                             Book) and will rank senior in right of payment to all future subordinated indebtedness of Holdings. All the operations of Holdings are conducted through Nebraska Book and therefore Holdings is dependent upon the cash flow of Nebraska Book to meet its obligations, including its obligations on the Exchange Debentures. The Credit Facilities and the Senior Subordinated Notes will restrict Nebraska Book's ability to pay dividends or make other distributions to Holdings. The Exchange Debentures will be effectively subordinated to all existing indebtedness of Holdings and all existing and future indebtedness and other liabilities of Holdings' subsidiaries (including the Senior Subordinated Notes and indebtedness of Nebraska Book in respect of the Credit Facilities). At March 31, 1998, Holdings had no Indebtedness (as defined) outstanding on a stand alone basis (other than the Initial Debentures and Holdings' guarantee of the Credit Facilities) and the outstanding Indebtedness of Nebraska Book was $176.0 million including $110.0 million in aggregate principal amount of the Senior Subordinated Notes, $65.4 million of indebtedness in respect of the Credit Facilities and $0.6 million of other indebtedness. See "Description of Debentures -- Terms of Debentures" and "Risk Factors -- Limitation on Access to Cash Flow of Subsidiaries" and "-- Holding Company Structure."

Future Guarantees..........  The Indenture provides that any Restricted
                             Subsidiary (as defined) of Holdings which guarantees Indebtedness of Holdings will guarantee the Exchange Debentures. See "Description of Debentures -- Certain Covenants -- Future Subsidiary Guarantors."

Restrictive Covenants......  The Indenture limits: (i) the incurrence of additional indebtedness by Holdings, (ii) investments, (iii) the payment of dividends on, and redemption of, capital stock of Holdings and the redemption of certain subordinated obligations of Holdings, (iv) sale/leaseback transactions, (v) sales of assets and subsidiary stock, (vi) certain transactions with affiliates, (vii) the creation and existence of liens, (viii) the types of businesses that Holdings may operate, (ix) restrictions on distributions from Restricted Subsidiaries, (x) the sale of capital stock of Restricted Subsidiaries and (xi) consolidations, mergers and transfers of all or substantially all of Holdings' assets. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Description of Debentures -- Certain Covenants."

Absence of Public Market...  There is no public market for the Exchange
                             Debentures, and the Exchange Debentures will not be listed on any securities exchange. Holdings has been advised by Chase Securities Inc. (the "Initial Purchaser") that, following consummation of the Exchange Offer, the Initial Purchaser intends to make a market in the Exchange Debentures; however, any market making may be discontinued at any time without notice. If an active public market does not develop, the market price and liquidity of the Exchange Debentures may be adversely effected. See "Risk Factors."

     For definitions of certain capitalized terms used herein, see "Description of Debentures."

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under "Risk Factors" for risks involved with an investment in the Exchange Debentures.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain unaudited summary pro forma consolidated statement of operations data of the Company for the fiscal year ended March 31, 1998. The pro forma unaudited consolidated statement of operations data gives effect to the Acquisitions and the Recapitalization as if they had occurred at April 1, 1997. The data presented below should be read in conjunction with "Unaudited Pro Forma Consolidated Statement of Operations", "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements of the Company and the notes thereto included herein.


                                                                FISCAL
                                                              YEAR ENDED
                                                               MARCH 31,
                                                                 1998
                                                              -----------
                                                              (DOLLARS IN
                                                              THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................   $215,322
Gross profit................................................     77,296
Selling, general, and administrative expenses(1)............     50,513
Income from operations......................................     17,268
Other income(2).............................................        870
Loss from continuing operations(1)..........................     (3,056)
Loss per share(3)
  Basic.....................................................   $  (3.21)
  Diluted...................................................   $  (3.21)
OTHER DATA:
Gross margin................................................       35.9%
Depreciation and amortization...............................   $  9,515
Cash interest expense(1)(4).................................     15,632
Total interest expense(1)(5)................................     20,628
Ratio of earnings to fixed charges(6).......................         (7)


---------------

(1) Excludes certain non-recurring charges attributable to the Recapitalization. See Note 5 to the "Unaudited Pro Forma Consolidated Statement of Operations" included herein.

(2) Other income primarily represents recurring income from ancillary activities of the Company.

(3) Loss per share have been calculated assuming 953,027 shares of common stock were outstanding.

(4) Cash interest expense excludes amortization of certain deferred finance costs of $1,852 and accretion of discount of $4,996 on the Debentures. This definition differs from the definition of Consolidated Interest Expense in the Indenture. See "Description of Debentures."

(5) Total interest expense excludes amortization of certain deferred finance costs of $1,852. This definition differs from the definition of Consolidated Interest Expense in the Indenture. See "Description of Debentures."

(6) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of Nebraska Book's rent expense.


(7) Pro forma earnings were insufficient to cover pro forma fixed charges for the year ended March 31, 1998 by $3,933.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial and other data for the Company and its predecessor for the five fiscal years ended March 31, 1998. The data presented below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the notes thereto included herein.

                                                                PREDECESSOR                            SUCCESSOR(1)
                                                     ----------------------------------   --------------------------------------
                                                     FISCAL YEARS ENDED        FIVE          SEVEN         FISCAL YEARS ENDED
                                                          MARCH 31,        MONTHS ENDED   MONTHS ENDED          MARCH 31,
                                                     -------------------    AUGUST 31,     MARCH 31,     -----------------------
                                                       1994       1995         1995           1996          1997         1998
                                                     --------   --------   ------------   ------------   ----------   ----------
                                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................  $139,437   $149,227     $83,328       $  79,423      $172,600     $198,773
Gross profit.......................................    48,780     52,910      30,575          27,557        62,134       73,141
Selling, general, and administrative expenses......    33,063     35,325      14,729          22,517        39,491       47,081
Stock compensation costs...........................        --         --          --              82           297        8,278
Income from operations.............................    13,963     15,696      14,974           1,795        15,568        9,625
Interest expense...................................       616        766         952           6,035        10,760       11,938
Interest income....................................       180        224          51             433           561          328
Other income(2)....................................       563        416         469             339           390          512
Income (loss) before income taxes and extraordinary
 item..............................................    14,090     15,570      14,542          (3,468)        5,759       (1,473)
Extraordinary loss on extinguishment of debt, net
 of taxes..........................................        --         --          --              --            --       (4,021)
Net income (loss)..................................     8,707      9,620       8,959          (2,501)        3,434       (5,552)
Earnings (loss) per share(3)
 Basic:
   Income (loss) before extraordinary item.........                                        $   (0.89)     $   1.23     $  (0.59)
   Extraordinary loss on extinguishment of debt....                                               --            --        (1.57)
                                                                                           ---------      --------     --------
   Net income (loss)...............................                                        $   (0.89)     $   1.23     $  (2.16)
                                                                                           =========      ========     ========
 Diluted
   Income (loss) before extraordinary item.........                                        $   (0.89)     $   1.16     $  (0.59)
   Extraordinary loss on extinguishment of debt....                                               --            --        (1.57)
                                                                                           ---------      --------     --------
   Net income (loss)...............................                                        $   (0.89)     $   1.16     $  (2.16)
                                                                                           =========      ========     ========
OTHER DATA:
Gross margin.......................................      35.0%      35.5%       36.7%           34.7%         36.0%        36.8%
EBITDA(4)..........................................  $ 16,280   $ 18,001     $16,315       $   5,379      $ 23,033     $ 26,572
EBITDA margin......................................      11.7%      12.1%       19.6%            6.8%         13.3%        13.4%
Depreciation and amortization......................  $  1,754   $  1,889     $   872       $   3,163      $  6,778     $  8,157
Net cash flows from operating activities...........    10,338     10,009       1,643           3,423        10,774       (2,842)
Net cash flows from financing activities...........    (9,809)    (2,087)        437         116,063        (7,471)      10,220
Net cash flows from investing activities...........    (1,029)    (8,255)        371        (109,385)       (3,427)     (11,548)
Capital expenditures...............................     1,374      8,260         801             838         2,243        3,690
Business acquisition expenditures(5)...............        --        100          --             551         1,252        7,714
Ratio of earnings to fixed charges(6)..............       8.9x       8.5x       10.5x             (7)          1.5x          (7)
Number of bookstores open at end of the period.....        29         34          35              38            46           54
OPERATING DATA:
Revenues:
 Wholesale.........................................  $ 72,920   $ 75,747     $54,328       $  27,350      $ 84,487     $ 90,595
 College bookstores................................    70,759     77,667      33,024          52,396        92,508      110,585
 Services..........................................     1,018      2,769       1,905           1,599         4,922        9,598
 Intercompany eliminations.........................    (5,260)    (6,956)     (5,929)         (1,922)       (9,317)     (12,005)
                                                     --------   --------     -------       ---------      --------     --------
       Total.......................................  $139,437   $149,227     $83,328       $  79,423      $172,600     $198,773
                                                     ========   ========     =======       =========      ========     ========

---------------
(1) Effective September 1, 1995, the Company purchased all the outstanding capital stock of Nebraska Book in a transaction accounted for as a purchase business combination. Following the 1995 Transaction, the consolidated results of operations of the Company included higher interest costs due to the financing of the acquisition and higher amortization expense for goodwill and other intangibles created by the acquisition. Effective February 13, 1998, the Company consummated the Merger among Mergerco, the Company and certain shareholders of the Company pursuant to which the Company's outstanding debt and stock were restructured. Following this Recapitalization, the results of operations of the Company included higher interest costs due to the financing of the Recapitalization, and in fiscal 1998, non-recurring charges associated with the extinguishment of debt and buyout of stock options.
(2) Other income primarily represents recurring income from ancillary activities of the Company.

(3) Earnings (loss) per share has not been presented for the fiscal years ended March 31, 1994 and 1995 and for the five months ended August 31, 1995, as such presentation would not be meaningful.

(4) EBITDA is defined as income from operations plus other income, depreciation, amortization and non-cash charges relating to stock based compensation expense in the amounts of $82, $297 and $8,278 for the years ended March 31, 1996, 1997 and 1998, respectively. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. EBITDA should not be considered by investors as an indicator of cash flows from operating activities, investing activities and financing activities as determined in accordance with generally accepted accounting principles. Items excluded from EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other issuers.

(5) Business acquisition expenditures represent established businesses purchased by the Company.

(6) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of Nebraska Book's rent expense.

(7) Earnings were insufficient to cover fixed charges for the seven months ended March 31, 1996 by $3,468 and for the year ended March 31, 1998 by $1,473.

                                  RISK FACTORS

     In evaluating an investment in the Exchange Debentures, prospective investors should carefully consider the following risk factors as well as the other information set forth elsewhere in this Prospectus.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Initial Debentures who do not exchange their Initial Debentures for Exchange Debentures pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Debentures as set forth in the legend thereon as a consequence of the issuance of the Initial Debentures pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Debentures may not be offered or sold unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Holdings does not intend to register the Initial Debentures under the Securities Act, other than in the limited circumstances contemplated by the Registration Rights Agreement. In addition, any holder of Initial Debentures who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Debentures may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that Initial Debentures are tendered and accepted in the Exchange Offer, the trading market for untendered or tendered but unaccepted Initial Debentures could be adversely affected. See "The Exchange Offer" and "Exchange Offer; Registration Rights."

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS; INTEREST RATE FLUCTUATIONS

     The Company is highly leveraged. As of March 31, 1998, the Company had an aggregate of $216.2 million of outstanding long-term indebtedness (including current portion) and there was $31.6 million available under the Revolving Credit Facility as determined by the borrowing base calculation as defined in the Credit Agreement, of which $5.4 million had been drawn by Nebraska Book. The Indenture permits the Company to incur additional indebtedness, subject to certain limitations. The degree to which the Company is leveraged could have important consequences to holders of the Debentures, including the following:
(i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Senior Subordinated Notes, the Debentures and other indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) all of the indebtedness outstanding under the Credit Facilities is secured by substantially all the assets of the Company, and will mature prior to the Debentures; (iv) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (v) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (vi) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its industry or business. See "Capitalization," "Description of Other Indebtedness" and "Description of Debentures."

     The Company's ability to pay the interest on and retire principal of the Debentures and the Company's other indebtedness is dependent upon its future operating performance, which in turn is subject to general economic conditions and to financial, business and other factors, many of which are beyond the Company's control. For the fiscal year ended March 31, 1998, the Company's earnings were insufficient to cover its fixed charges. In the event that the Company is unable to generate cash flow that is sufficient to service its obligations in respect of the Debentures and its other indebtedness, the Company may be forced to adopt one or more alternatives, such as reducing or delaying capital expenditures, attempting to refinance or restructure its indebtedness, selling material assets or operations or selling equity. There can be no assurance that any of such actions could be effected on satisfactory terms or at all, that they would enable the Company to satisfy its debt service requirements or that they would be permitted by the Credit Facilities, the Senior Subordinated Note Indenture or the Indenture. The failure to generate such sufficient cash flow or to achieve such alternatives could significantly adversely affect the market value of the Debentures and the Company's ability to pay principal of and interest on the Debentures.

     A significant portion of the indebtedness of the Company outstanding as a result of the Recapitalization bears interest at variable rates. Although the Company will enter into interest rate protection agreements to limit its exposure to increases in such interest rates, such agreements will not eliminate the exposure to variable rates. Any increase in the interest rates on the Company's indebtedness will reduce funds available to the Company for its operations and future business opportunities as well as for meeting its debt servicing obligations.

LIMITATION ON ACCESS TO CASH FLOW OF SUBSIDIARIES

     Holdings is a holding company and its ability to pay interest on the Exchange Debentures is dependent upon the receipt of dividends from its direct and indirect subsidiaries. Holdings does not have, and may not in the future have, any assets other than the common stock of Nebraska Book. Nebraska Book is a party to the Credit Facilities and the Senior Subordinated Note Indenture, each of which imposes substantial restrictions on Nebraska Book's ability to pay dividends to Holdings. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the Credit Facilities and the Senior Subordinated Note Indenture. The ability of Nebraska Book to comply with such conditions in the Credit Facilities and the Senior Subordinated
Note Indenture may be affected by events that are beyond the control of Holdings. If the loans under the Credit Facilities or the maturity of the Senior Subordinated Notes were to be accelerated as a result of an event of default thereunder, all such outstanding debt would be required to be paid in full before Nebraska Book would be permitted to distribute any assets or cash to Holdings. There can be no assurance that the assets of Nebraska Book would be sufficient to repay all of such outstanding debt and to enable Holdings to meet its obligations under the Indenture. Future borrowings by Nebraska Book can be expected to contain restrictions or prohibitions on the payment of dividends by Nebraska Book to Holdings. Applicable state laws, under certain circumstances, may also impose significant restrictions on the payment of dividends by Nebraska Book to Holdings.

HOLDING COMPANY STRUCTURE

     As a result of the holding company structure of Holdings, the holders of the Debentures will be structurally subordinate to all creditors of Holdings' subsidiaries. In the event of insolvency, liquidation, reorganization, dissolution or other winding-up of Holdings' subsidiaries, Holdings will not receive any funds available to pay to creditors of the subsidiaries. As of March 31, 1998, the aggregate amount of Indebtedness of Holdings' subsidiaries was approximately $176.0 million.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Indenture and the Senior Subordinated Note Indenture restrict, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, create liens on assets, enter into transactions with affiliates, make investments, loans or advances, consolidate or merge with or into any other person or convey, transfer or lease all or substantially all of its assets or change the business conducted by the Company. In addition, the Credit Facilities contain certain other and more restrictive covenants and prohibit the Company from prepaying other indebtedness, including the Debentures. In addition, under the Credit Facilities, Nebraska Book is required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, minimum fixed charge coverage ratio and maximum leverage ratio. Nebraska Book's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that Nebraska Book will satisfy these requirements in the future. A breach of any of these covenants could result in a default under the Credit Facilities the Senior Subordinated Note Indenture, and/or the Indenture. Upon the occurrence of an event of default under the Credit Facilities and the Senior Subordinated Notes, the lenders could elect to declare all amounts outstanding under the Credit Facilities to be due and payable, together with accrued and unpaid interest, and could terminate their commitments to make further extensions of credit under the Credit Facilities and the holders of the Senior Subordinated Notes could elect to declare all amounts outstanding under the Senior Subordinated Notes to be immediately due and payable. If Nebraska Book were unable to repay its indebtedness under the Credit Facilities, the lenders could proceed against the collateral securing such indebtedness. If the indebtedness under the Credit Facilities were accelerated, there could be no assurance that the assets of Nebraska Book would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Debentures. Substantially all of the assets of the Company are pledged as security under the Credit Facilities. See "Description of Other Indebtedness" and "Description of Debentures -- Certain Covenants."

INTEGRATION OF ACQUISITIONS

     No assurance can be given that the integration of CSC or any future acquisitions will be successful or that the anticipated strategic benefits of the CSC acquisition or any future acquisitions will be realized or that they will be realized within time frames contemplated by the Company's management. Acquisitions may involve a number of special risks, including, but not limited to, adverse short-term effects on the Company's reported operating results, diversion of management's attention, standardization of accounting systems, dependence on retaining, hiring and training key personnel, unanticipated problems or legal liabilities and actions of the Company's competitors and customers. If the Company is unable to successfully integrate CSC or future acquisitions for these or other reasons, the Company's results from operations may be adversely affected.

     Part of the Company's business strategy is to expand sales for its college bookstore operations by acquiring bookstores. There can be no assurance that the Company will be able to identify additional bookstores for acquisition or that any anticipated benefits will be realized from any such acquisitions. Due to the seasonal nature of business in the Company's bookstores, operations may be affected by the time of year when a bookstore is acquired. Acquisitions of bookstores that the Company may make will involve risks, including the successful integration and management of acquired operations and retention of key personnel. The process of integrating acquired operations into the Company's existing operations may result in unforeseen operating difficulties, may require substantial attention from members of the Company's senior management and may require financial resources that would otherwise be available for the Company's existing operations.

COMPETITION


     The Company's industry is highly competitive. A large number of actual or potential competitors exist, some of which are larger than the Company and have substantially greater resources than the Company. See "Business -- Competition." There can be no assurance that the Company's business will not be adversely affected by increased competition in the markets in which it currently operates or in markets in which it will operate in the future, or that the Company will be able to improve or maintain its profit margins. In recent years, an increasing number of institution-owned college stores have decided to subcontract their bookstore operations; as of 1996, based on industry trade data, the Company believes that approximately 25% of such stores were contract-managed. The leading managers of such stores include two of the Company's principal competitors in the wholesale textbook distribution business. Contract-managed stores primarily purchase their used textbook requirements from and sell their available supply of used textbooks to their affiliated operations. A significant increase in the number of contract-managed stores, particularly at large campuses, could adversely affect the Company's ability to acquire an adequate supply of used textbooks. The Company is also experiencing growing competition from the use of course packs, which are collections of copyrighted materials and professors' original content which are produced by college bookstores and sold to students, and from alternative media such as on-line or CD-ROM material, all of which have the potential to reduce or replace the need for textbooks. A substantial increase in the use of course packs or other compilations of course materials, or in the availability of course materials on CD-ROM or over the Internet, could significantly reduce college students' use of traditional textbooks and thus have a material adverse effect on the Company's business and results of operations.

SEASONALITY

     The Company's wholesale and bookstore operations experience two distinct selling periods and the wholesale operations experience two distinct buying periods. The peak selling periods for the wholesale operations occur prior to the beginning of each school semester in August and December. The buying periods for the wholesale operations occur at the end of each school semester in late December and in May. In fiscal 1998, approximately 42% of the Company's annual revenues occurred in the second fiscal quarter (July-September), while approximately 27% of the Company's annual revenues occurred in the fourth fiscal quarter (January-March). The primary selling periods for the bookstore operations are in September and January. Accordingly, the Company's working capital requirements fluctuate throughout the year, increasing substantially at the end of each semester, in May and December, as a result of the buying periods. A significant reduction in sales during such periods could have a material adverse effect on the Company's financial condition or results of operations for the year.

INABILITY TO OBTAIN SUFFICIENT SUPPLY

     The Company is generally able to sell all of its available used textbooks and, therefore, the Company's ability to purchase a sufficient number of used textbooks in one semester largely determines its used textbook sales for the next semester. Successfully acquiring books requires a visible presence on college campuses at the end of each semester, which requires hiring a significant number of temporary personnel, and on the Company's access to sufficient funds under its revolving credit facility or other financing alternatives. Textbook acquisition also depends upon college students' willingness to sell their used textbooks at the end of each semester. The unavailability of sufficient personnel or credit, or a shift in student preferences, could impair the Company's ability to acquire sufficient used textbooks to meet its sales objectives and adversely affect its results of operations.

PRICE INCREASES

     The Company buys used textbooks based on publishers' prevailing prices for new textbooks just prior to the implementation by such publishers of their annual price increases (which historically have been 4% to 5%) and resells such textbooks shortly thereafter based upon the new higher prices, thereby creating an immediate margin increase. The Company's ability to increase its used textbook prices each year depends on annual price increases on new textbooks implemented by publishers. The failure of publishers to continue such annual increases could have an adverse effect on the Company's results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent on the efforts and abilities of its management team, particularly its chief executive officer, Mark W. Oppegard. The loss of the services of Mr. Oppegard could have a material adverse effect on the Company's business, financial condition and results of operations.

OWNERSHIP OF THE COMPANY

     HWH owns approximately 91.3% of Holdings' issued and outstanding voting securities. As a result, Haas Wheat, which manages HWH, is able to control all matters submitted to a vote of shareholders, including the election of a majority of Holdings' and the Company's board of directors, the approval of amendments to Holdings' and the Company's certificate of incorporation and fundamental corporate transactions such as mergers and asset sales. See "Principal Stockholders."

OBLIGATION TO PURCHASE THE DEBENTURES UPON CHANGE OF CONTROL

     A Change of Control (as defined in the Indenture) could require the Company to refinance substantial amounts of its indebtedness. Upon the occurrence of a Change of Control, the holders of the Debentures would be entitled to require Holdings to repurchase the Debentures at a purchase price equal to 101% of the Accreted Value of such Debentures, plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a Change of Control also gives the holders of the Senior Subordinated Notes the right to require Nebraska Book to repurchase the Senior Subordinated Notes. In addition, the occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of Nebraska Book and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require Holdings to repurchase the Debentures could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Holdings. The Credit Agreement and the Senior Subordinated Notes restrict Nebraska Book from paying any dividends or making any other distributions to Holdings. If Holdings is unable to obtain dividends from Nebraska Book sufficient to permit the repurchase of the Debentures, Holdings will likely not have the financial resources to purchase the Debentures. In any event, there can be no assurance that the Subsidiaries or Holdings will have the resources available to pay any such dividend or make any such distribution. Finally, Holdings' ability to pay cash to the holders upon a repurchase may be limited by Holdings' then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Consequently, if Nebraska Book is not able to (i) prepay the Credit Agreement and any other indebtedness containing similar restrictions or obtain requisite consents, as described above, or (ii) to make a dividend payment to Holdings in an amount sufficient to permit Holdings to repurchase the Debentures, Holdings will be unable to fulfill its repurchase obligations if holders of Debentures exercise their repurchase rights following a Change of Control, thereby resulting in a default under the Indenture. The provisions of the Indenture may not afford holders of the Debentures the right to require Holdings to repurchase the Debentures in the event of a highly leveraged transaction that may adversely affect the holders of the Debentures if such transaction is not a transaction defined as a Change of Control. See "Description of Other Indebtedness" and "Description of Debentures -- Change of Control."

ORIGINAL ISSUE DISCOUNT

     The Initial Debentures were and the Exchange Debentures will be issued at a discount from their principal amount at maturity. Consequently, purchasers of the Debentures will be required to include amounts in gross income for federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See "Certain Federal Income Tax Consequences" for a more detailed discussion of the federal income tax consequences to the purchasers of the Debentures resulting from the purchase, ownership or disposition thereof.

LIMITATION ON HOLDER'S CLAIM UPON ACCELERATION

     Under the Indenture, in the event of an acceleration of the maturity of the Debentures upon the occurrence of an Event of Default (as defined), the holders of the Debentures may be entitled to recover only the amount which may be declared due and payable pursuant to the Indenture, which will be less than the principal amount at maturity of such Debentures. See "Description of Debentures -- Events of Default."

LIMITATION ON HOLDER'S CLAIM UPON A BANKRUPTCY

     If a bankruptcy case is commenced by or against Holdings under the Bankruptcy Code (as defined), the claim of a holder of Debentures with respect to the principal amount thereof may be limited to an amount equal to the sum of
(i) the issue price of the Debentures as set forth on the cover page hereof and
(ii) that portion of the original issue discount (as determined on the basis of such issue price) which is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing would constitute "unmatured interest."

FRAUDULENT CONVEYANCE

     The incurrence of indebtedness (such as the Debentures) and the use of proceeds thereof are subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of Holdings. Under these statutes, if a court were to find that obligations (such as the Debentures) were incurred with the intent of hindering, delaying or defrauding present or future creditors or that Holdings received less than a reasonably equivalent value or fair consideration for those obligations and, at the time of the occurrence of the obligations, the obligor (i) was insolvent or rendered insolvent by reason thereof, (ii) was engaged or was about to engage in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (iii) intended to or believed that it would incur debts beyond its ability to pay such debts as they matured or became due, such court could void Holdings' obligations under the Debentures, subordinate the Debentures to other indebtedness of Holdings or take other action detrimental to the holders of the Debentures.

     The measure of insolvency for purposes of a fraudulent conveyance claim will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair value of its assets or if the fair saleable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. Holdings believes that, after giving effect to the Recapitalization, Holdings was (i) neither insolvent nor rendered insolvent by the incurrence of indebtedness in connection with the Recapitalization, (ii) in possession of sufficient capital to run its business effectively and (iii) incurring debts within its ability to pay as the same mature or become due. There can be no assurance, however, as to what standard a court would apply to evaluate the parties' intent or to determine whether Holdings was insolvent at the time of, or rendered insolvent upon consummation of, the Recapitalization or that, regardless of the standard, a court would not determine that Holdings was insolvent at the time of, or rendered insolvent upon consummation of, the Recapitalization.

     The Indenture provides that any Restricted Subsidiary of Holdings that guarantees indebtedness of Holdings will guarantee the Exchange Debentures. Such guarantees, if made, may be subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or a reorganization case or a lawsuit by or on behalf of creditors of any of the guarantors. In such a case, the analysis set forth above would generally apply, except that the guarantees could also be subject to the claim that, since the guarantees were incurred for the benefit of Holdings (and only indirectly for the benefit of the guarantors), the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could avoid a guarantor's obligation under the guarantee, subordinate the guarantee to other indebtedness of a guarantor or take other action detrimental to the holders of the Debentures.

ABSENCE OF A PUBLIC MARKET FOR EXCHANGE DEBENTURES

     The Exchange Debentures will constitute a new issue of securities for which there is no established trading market. Holdings does not intend to list the Exchange Debentures on any national securities exchange or to seek the admission of the Exchange Debentures for quotation through the National Association of Securities Dealers Automated Quotation System. Although the Initial Purchaser has advised Holdings that it currently intends to make a market in the Exchange Debentures, it is not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be limited during the pendency of any Shelf Registration Statement. See "Exchange Offer; Registration Rights." There can be no assurance as to the development or liquidity of any market for the Exchange Debentures, the ability of the holders of the Exchange Debentures to sell their Exchange Debentures or the price at which the holders would be able to sell their Exchange Debentures. Future trading prices of the Exchange Debentures will depend on many factors, including, among other things, prevailing interest rates, Holdings' operating results and the market for similar securities.

                               THE EXCHANGE OFFER

GENERAL

     Holdings hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange up to $76 million aggregate principal amount of Exchange Debentures for a like aggregate principal amount of Initial Debentures properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below. The Exchange Offer is being made with respect to any and all of the Initial Debentures.

     As of the date of this Prospectus, $76 million aggregate principal amount of the Initial Debentures is outstanding. This Prospectus, together with the
Letter of Transmittal, is first being sent on or about             , 1998, to
all holders of Initial Debentures registered on the debenture register of Holdings. Holdings' obligation to accept Initial Debentures for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "Certain Conditions to the Exchange Offer" below. Holdings currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

PURPOSE OF THE EXCHANGE OFFER

     The Initial Debentures were issued on February 13, 1998 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Initial Debentures may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

     In connection with the issuance and sale of the Initial Debentures, Holdings entered into the Registration Rights Agreement, which requires Holdings to file with the SEC a registration statement relating to the Exchange Offer not later than 45 days after the date of issuance of the Initial Debentures, and to use its reasonable best efforts to cause the registration statement relating to the Exchange Offer to become effective under the Securities Act not later than 150 days after the date of issuance of the Initial Debentures and the Exchange Offer to be consummated not later than 30 days after the date of the effectiveness of the Registration Statement (or use its reasonable best efforts to cause to become effective a shelf registration statement with respect to resales of the Initial Debentures by the 150th day after the date of issuance of the Initial Debentures). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement.

     The Exchange Offer is being made by Holdings to satisfy its obligations with respect to the Registration Rights Agreement. The term "holder," with respect to the Exchange Offer, means any person in whose name Initial Debentures are registered on the note register of Holdings or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Initial Debentures are held of record by The Depository Trust Company. Other than pursuant to the Registration Rights Agreement, Holdings is not required to file any registration statement to register any outstanding Initial Debentures. Holders of Initial Debentures who do not tender their Initial Debentures or whose Initial Debentures are tendered but not accepted would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Initial Debentures.

     Holdings is making the Exchange Offer in reliance on the position of the staff of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, Holdings has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, Holdings believes that the Exchange Debentures issued pursuant to the Exchange Offer in exchange for Initial Debentures may be offered for resale, resold and otherwise transferred by a holder (other than any holder who is a broker-dealer or an "affiliate" of Holdings within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Debentures are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Debentures. See "-- Resale of Exchange Debentures." Each broker-dealer that receives Exchange Debentures for its own account in exchange for Initial Debentures, where such Initial Debentures were acquired by such broker-dealer as a result of market making activities or other trading activities, must represent that it will deliver a prospectus in connection with any resale of such Exchange Debentures. See "Plan of Distribution."

TERMS OF THE EXCHANGE

     Holdings hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Debentures for each $1,000 in principal amount of the Initial Debentures. The terms of the Exchange Debentures are identical in all material respects to the terms of the Initial Debentures for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Debentures will generally be freely transferable by holders thereof and will not be subject to any covenant regarding registration under the Securities Act. The Exchange Debentures will evidence the same indebtedness as the Initial Debentures and will be entitled to the benefits of the Indenture. See "Description of Debentures."

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Debentures being tendered for exchange.

     Holdings has not requested, and does not intend to request, an interpretation by the staff of the SEC with respect to whether the Exchange Debentures issued pursuant to the Exchange Offer in exchange for the Initial Debentures may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the SEC set forth in a series of no-action letters issued to third parties, Holdings believes that Exchange Debentures issued pursuant to the Exchange Offer in exchange for Initial Debentures may be offered for sale, resold and otherwise transferred by any holder of such Exchange Debentures (other than any such holder that is a broker-dealer or is an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Debentures are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Debentures and neither such holder nor any other such person is engaging in or intends to engage in a distribution of such Exchange Debentures. Since the SEC has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer. Any holder who is an affiliate of Holdings or who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Debentures may be deemed to have received restricted securities and cannot rely on such interpretation by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must represent that it is not engaged in, and does not intend to engage in, a distribution of Exchange Debentures. Each broker-dealer that receives Exchange Debentures for its own account in exchange for Initial Debentures, where such Initial Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities, must represent that it will deliver a prospectus in connection with any resale of such Exchange Debentures. See "Plan of Distribution."

     Interest on the Exchange Debentures will accrue from the last Interest Payment Date on which interest was paid on the Initial Debentures so surrendered or, if no interest has been paid on such Initial Debentures, from February 13, 1998.

     Tendering holders of the Initial Debentures shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Initial Debentures pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

     The Exchange Offer will expire at 5:00 p.m., New York City time, on
            , 1998, unless Holdings, has extended the period of time for which the Exchange Offer is open (such date, as it may be extended, is referred to herein as the "Expiration Date"). The Expiration Date will be at least 20 business days after the commencement of the Exchange Offer in accordance with Rule 14e-1(a) under the Exchange Act. Holdings expressly reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Initial Debentures, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Initial Debentures previously tendered will remain subject to the Exchange Offer unless properly withdrawn.

     Holdings expressly reserves the right to (i) terminate or amend the Exchange Offer and not to accept for exchange any Initial Debentures not theretofore accepted for exchange upon the occurrence of any of the events specified below under "Certain Conditions to the Exchange Offer" which have not been waived by Holdings and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Initial Debentures, whether before or after any tender of the Initial Debentures. If any such termination or amendment occurs, Holdings will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Initial Debentures as promptly as practicable and if the Company makes material changes to the Exchange Offer it will distribute a supplement to this prospectus to holders of the Initial Debentures.

     For purposes of the Exchange Offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless Holdings terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, Holdings will, subject to the conditions described under "-- Certain Conditions to the Exchange Offer," exchange the Exchange Debentures for the Initial Debentures on the Exchange Date.

PROCEDURES FOR TENDERING INITIAL DEBENTURES

     The tender to Holdings of Initial Debentures by a holder thereof as set forth below and the acceptance thereof by Holdings will constitute a binding agreement between the tendering holder and Holdings upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal.

     A holder of Initial Debentures may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Initial Debentures being tendered and any required signature guarantees and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth below on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with guaranteed delivery procedures described below.

     Any beneficial owner whose Initial Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the

Initial Debentures, either make appropriate arrangements to register ownership of the Initial Debentures in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     THE METHOD OF DELIVERY OF INITIAL DEBENTURES, LETTERS OF TRANSMITTAL AND ALL OF THE REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY. NO INITIAL DEBENTURES OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO HOLDINGS.

     If tendered Initial Debentures are registered in the name of the signer of the Letter of Transmittal and the Exchange Debentures to be issued in exchange therefor are to be issued (and any untendered Initial Debentures are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security listing as the owner of Initial Debentures), the signature of such signer need not be guaranteed. In any other case, the tendered Initial Debentures must be endorsed or accompanied by written instruments of transfer in form satisfactory to Holdings and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Debentures and/or Initial Debentures not exchanged are to be delivered to an address other than that of the registered holder appearing on the debenture register for the Initial Debentures, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     The Exchange Agent will make a request within two business days after the date of receipt of this Prospectus to establish accounts with respect to the Initial Debentures at the Book-Entry Transfer Facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Initial Debentures by causing such Book-Entry Transfer Facility to transfer such Initial Debentures into the Exchange Agent's account with respect to the Initial Debentures in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Initial Debentures may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

     If a holder desires to tender Initial Debentures in the Exchange Offer and time will not permit a Letter of Transmittal or Initial Debentures to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address set forth below on or prior to the Expiration Date, a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Initial Debentures are registered and, if possible, the certificate numbers of the Initial Debentures to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date, the Initial Debentures in proper form for transfer (or a confirmation of book-entry transfer of such Initial Debentures into the Exchange Agent's account at the Book-Entry Transfer Facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Initial Debentures being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), Holdings may, at its option, reject the tender. Copies of the notice of guaranteed delivery ("Notice of Guaranteed Delivery") which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Initial Debentures (or a confirmation of book-entry transfer of such Initial Debentures into the Exchange Agent's account at the Book-Entry Transfer Facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Debentures in exchange for Initial Debentures tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Initial Debentures.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Initial Debentures tendered for exchange will be determined by Holdings in its sole discretion, which determination shall be final and binding on all parties. Holdings reserves the absolute right to reject any and all tenders of any particular Initial Debentures not properly tendered or not to accept any particular Initial Debentures which acceptance might, in the judgment of Holdings or its counsel, be unlawful. Holdings also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Initial Debentures either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Initial Debentures in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by Holdings shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Debentures for exchange must be cured within such reasonable period of time as Holdings shall determine. Neither Holdings, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Initial Debentures for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Initial Debentures, such Initial Debentures must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Initial Debentures.

     If the Letter of Transmittal or any Initial Debentures or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by Holdings, proper evidence satisfactory to Holdings of their authority to so act must be submitted.

     By tendering, each holder will represent to Holdings that, among other things, the Exchange Debentures acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Debentures, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Debentures and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of Holdings, or if it is an affiliate, it will comply with the registration and prospectus requirements of the Securities Act to the extent applicable.

     Each broker-dealer that receives Exchange Debentures for its own account in exchange for Initial Debentures where such Initial Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Initial Debentures acquired directly from Holdings) must represent that it will deliver a prospectus in connection with any resale of such Exchange Debentures. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Initial Debentures for exchange (the "Transferor") exchanges, assigns and transfers the Initial Debentures to Holdings and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Initial Debentures to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Debentures and to acquire Exchange Debentures issuable upon the exchange of such tendered Initial Debentures, and that, when the same are accepted for exchange, Holdings will acquire good and unencumbered title to the tendered Initial Debentures, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or Holdings to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Debentures or transfer ownership of such Initial Debentures on the account books maintained by a Book-Entry Transfer Facility. The Transferor further agrees that acceptance of any tendered Initial Debentures by Holdings and the issuance of Exchange Debentures in exchange therefor shall constitute performance in full by Holdings of certain of its obligations under the Registration Rights Agreement. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     The Transferor certifies that it is not an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Debentures offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Debentures. Each holder, other than a broker-dealer, must represent that it is not engaged in, and does not intend to engage in, a distribution of Exchange Debentures. Each Transferor which is a broker-dealer receiving Exchange Debentures for its own account must represent that it will deliver a prospectus in connection with any resale of such Exchange Debentures. By so representing and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Debentures received in exchange for Initial Debentures where such Initial Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities. Holdings will, for a period of 180 days after the Exchange Date, make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

WITHDRAWAL RIGHTS

     Tenders of Initial Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission (receipt confirmed by telephone) or letter must be received by the Exchange Agent at the address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Initial Debentures to be withdrawn (the "Depositor"),
(ii) identify the Initial Debentures to be withdrawn (including the certificate number or numbers and principal amount of such Initial Debentures), (iii) specify the principal amount of Initial Debentures to be withdrawn, (iv) include a statement that such holder is withdrawing his election to have such Initial Debentures exchanged, (v) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Initial Debentures were tendered or as otherwise described above (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee under the Indenture register the transfer of such Initial Debentures into the name of the person withdrawing the tender and (vi) specify the name in which any such Initial Debentures are to be registered, if different from that of the Depositor. The Exchange Agent will return the properly withdrawn Initial Debentures promptly following receipt of notice of withdrawal. If Initial Debentures have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Initial Debentures or otherwise comply with the Book-Entry Transfer Facility's procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by Holdings in its sole discretion and such determination will be final and binding on all parties.

     Any Initial Debentures so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Initial Debentures which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Initial Debentures tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Initial Debentures will be credited to an account with such Book-Entry Transfer Facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Debentures may be retendered by following one of the procedures described under "Procedures for Tendering Initial Debentures" above at any time on or prior to the Expiration Date.

ACCEPTANCE OF INITIAL DEBENTURES FOR EXCHANGE; DELIVERY OF EXCHANGE DEBENTURES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, Holdings will accept, promptly on the Exchange Date, all Initial Debentures properly tendered and will issue the Exchange Debentures promptly after such acceptance. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, Holdings shall be deemed to have accepted properly tendered Initial Debentures for exchange when, as and if Holdings has given oral or written notice thereof to the Exchange Agent.

     For each Initial Debenture accepted for exchange, the holder of such Initial Debenture will receive an Exchange Debenture having a principal amount equal to that of the surrendered Initial Debenture.

     In all cases, issuance of Exchange Debentures for Initial Debentures that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Initial Debentures or a timely book-entry confirmation of such Initial Debentures into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Initial Debentures are not accepted for any reason set forth in the terms or conditions of the Exchange Offer or if Initial Debentures are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Initial Debentures will be returned without expense for the tendering holder thereof (or, in the case of Initial Debentures tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such non-exchanged Initial Debentures will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the Exchange Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, Holdings shall not be required to accept for exchange, or to issue Exchange Debentures in exchange for, any Initial Debentures and may terminate or amend the Exchange Offer (by oral or written notice to the Exchange Agent or by a timely press release) if at any time before the acceptance of such Initial Debentures for exchange or the exchange of the Exchange Debentures for such Initial Debentures, any of the following conditions exist:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued with respect to the Exchange Offer which, in the reasonable judgment of Holdings, might materially impair the ability of Holdings to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to Holdings; or

          (b) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of Holdings that is or may be adverse to Holdings, or Holdings shall have become aware of facts that have or may have adverse significance with respect to the value of the Initial Debentures or the Exchange Debentures or that may materially impair the contemplated benefits of the Exchange Offer to Holdings; or

          (c) any law, rule or regulation or applicable interpretations of the staff of the SEC is issued or promulgated which, in the good faith determination of Holdings, do not permit Holdings to effect the Exchange Offer; or

          (d) any governmental approval has not been obtained, which approval Holdings, in its reasonable judgment, deems necessary for the consummation of the Exchange Offer; or

          (e) there shall have been proposed, adopted or enacted any law, statute, rule or regulation (or an amendment to any existing law, statute, rule or regulation) which, in the reasonable judgment of Holdings, might materially impair the ability of Holdings to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to Holdings; or

          (f) there shall occur a change in the current interpretation by the staff of the SEC which permits the Exchange Debentures issued pursuant to the Exchange Offer in exchange for Initial Debentures to be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is a broker-dealer or an "affiliate" of Holdings within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Debentures are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Debentures; or

          (g) there shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market (whether or not mandatory), (ii) any limitation by any governmental agency or authority which may adversely affect the ability of Holdings to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iv) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other leading institutions in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

     Holdings expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Initial Debentures upon the occurrence of any of the foregoing conditions (which represent all of the material conditions to the acceptance by Holdings of properly tendered Initial Debentures). In addition, Holdings may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, Holdings may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Initial Debentures.

     The foregoing conditions are for the sole benefit of Holdings and may be asserted by Holdings regardless of the circumstances giving rise to any such condition or may be waived by Holdings in whole or in part at any time and from time to time in its reasonable judgment. The failure by Holdings at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If Holdings waives or amends the foregoing conditions, it will, if required by law, extend the Exchange Offer for a minimum of five business days from the date that Holdings first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Expiration Date would otherwise occur within such five business-day period. Any determination by Holdings concerning the events described above will be final and binding upon all parties.

     In addition, Holdings will not accept for exchange any Initial Debentures tendered, and no Exchange Debentures will be issued in exchange for any such Initial Debentures, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event, Holdings is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

     The Exchange Offer is not conditioned upon any minimum principal amount of Initial Debentures being tendered for exchange.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below:

BY OVERNIGHT COURIER:                          BY HAND:
United States Trust Company of New York        United States Trust Company of New York
Attention: Corporate Trust Services            Attention: Corporate Trust Services
770 Broadway, 13th Floor                       111 Broadway -- Lower Level
New York, New York 10003                       New York, New York 10006

BY MAIL:                                       BY FACSIMILE:

(INSURED OR REGISTERED                         (212) 420-6152
RECOMMENDED)                                   Attention: Corporate Trust Services
United States Trust Company of New York        Telephone: 1-800-548-6565
Attention: Corporate Trust Services
P.O. Box 844
Cooper Station
New York, New York 10276-0844

Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent at the address and telephone number set forth in the Letter of Transmittal.

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

     Holdings has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. Holdings, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. Holdings will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Initial Debentures and in handling or forwarding tenders for their customers.

     The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by Holdings and are estimated in the aggregate to be approximately $150,000 which includes fees and expenses of the Exchange Agent, Trustee, registration fees, accounting, legal, printing and related fees and expenses.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by Holdings.

     Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Holdings since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Initial Debentures in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Holdings may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Initial Debentures in such jurisdiction.

TRANSFER TAXES

     Holdings will pay all transfer taxes, if any, applicable to the exchange of Initial Debentures pursuant to the Exchange Offer. If, however, certificates representing Exchange Debentures or Initial Debentures for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Initial Debentures tendered, or if tendered Initial Debentures are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Initial Debentures pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The Exchange Debentures will be recorded at the carrying value of the Initial Debentures as reflected in Holdings's accounting records on the Exchange Date. Accordingly, no gain or loss for accounting purposes will be recognized by Holdings upon the exchange of Exchange Debentures for Initial Debentures. Expenses incurred in connection with the issuance of the Exchange Debentures will be amortized over the term of the Exchange Debentures.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Initial Debentures who do not tender their Initial Debentures for Exchange Debentures pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Debentures as set forth in the legend thereon. Initial Debentures not exchanged pursuant to the Exchange Offer will continue to remain outstanding in accordance with their terms. In general, the Initial Debentures may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holdings does not currently anticipate that it will register the Initial Debentures under the Securities Act.

     Participation in the Exchange Offer is voluntary, and holders of Initial Debentures should carefully consider whether to participate. Holders of Initial Debentures are urged to consult their financial and tax advisors in making their own decision whether or not to tender their Initial Debentures. See "Certain Federal Income Tax Consequences".

     As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Debentures pursuant to the terms of, this Exchange Offer, Holdings will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Initial Debentures who do not tender their Initial Debentures in the Exchange Offer will continue to hold such Initial Debentures and will be entitled to all the rights and limitations applicable thereto under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. All untendered Initial Debentures will continue to be subject to the restrictions on transfer set forth in the legend thereon. To the extent that Initial Debentures are tendered and accepted in the Exchange Offer, the trading market for untendered Initial Debentures could be adversely affected.

     Holdings may in the future seek to acquire, subject to the terms of the Indenture, untendered Initial Debentures in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. Holdings has no present plan to acquire any Initial Debentures which are not tendered in the Exchange Offer.

RESALE OF EXCHANGE DEBENTURES

     Holdings is making the Exchange Offer in reliance on the position of the staff of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, Holdings has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, Holdings believes that the Exchange Debentures issued pursuant to the Exchange Offer in exchange for Initial Debentures may be offered for resale, resold and otherwise transferred by holder (other than any holder who is a broker-dealer or an "affiliate" of Holdings within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Debentures are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no intention to engage, and no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Debentures. However, any holder who is an "affiliate" of Holdings or who has an arrangement or understanding with respect to the distribution of the Exchange Debentures to be acquired pursuant to the Exchange Offer, or any broker-dealer who purchased Initial Debentures from Holdings to resell pursuant to Rule 144A or any other available exemption under the Securities Act (i) cannot rely on the applicable interpretations of the staff and

(ii) must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Initial Debentures that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Debentures. Each such broker-dealer that receives Exchange Debentures for its own account in exchange for Initial Debentures, where such Initial Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Initial Debentures acquired directly from Holdings which may not be exchanged by such broker-dealer in the Exchange Offer) must represent in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Debentures. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with such resales. See "Plan of Distribution."

     In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Debentures may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. Holdings has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Debentures for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Debentures reasonably requests. Such registration or qualification may require the imposition of restrictions or conditions (including suitability requirements for offerees or purchasers) in connection with the offer or sale of any Exchange Debentures.

                                USE OF PROCEEDS

     Holdings will not receive any cash proceeds or incur any additional indebtedness as a result of the issuance of the Exchange Debentures pursuant to the Exchange Offer.

     The net proceeds from the Offering, approximately $41.6 million (after deductions of discounts and commissions and expenses of the Offering), together with the proceeds of the issuance of Holdings Common Stock to HWH and members of the Company's management, were contributed by Holdings to Nebraska Book as equity and were used by Nebraska Book to pay amounts due in connection with the Recapitalization including to repay outstanding indebtedness of Nebraska Book. See "Summary -- The Recapitalization."

     Of the indebtedness repaid by Nebraska Book, $17.3 million of bank borrowings were due on August 31, 2001 and bore interest at 8.13% as of February 13, 1998; $36.9 million of bank borrowings were due on August 31, 2003 and bore interest at 8.63% as of February 13, 1998 and $25.5 million principal amount of subordinated notes due August 31, 2005 (net of discount of $2.3 million) and bore interest at a fixed rate of 12% per annum.

     All of the indebtedness being repaid was incurred in connection with the 1995 Transaction.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

     The following unaudited pro forma consolidated statement of operations with respect to the Company is based on the historical consolidated financial statements of the Company included elsewhere in this Prospectus adjusted to give effect to the Acquisitions and the Recapitalization as if they had occurred on April 1, 1997. The historical consolidated balance sheet of the Company as of March 31, 1998 included elsewhere in this Prospectus includes the effect of the Acquisitions and the Recapitalization. The Acquisitions, the Recapitalization and the related adjustments are described below and in the accompanying notes. In the opinion of management, all adjustments have been made that are necessary to present fairly the consolidated pro forma data. Actual amounts could differ from those set forth below.

     On February 13, 1998, the Company consummated the Merger among Mergerco, the Company and certain shareholders of the Company pursuant to which the Company's outstanding debt and stock were restructured. The Recapitalization was financed through the issuance of approximately $215 million of new debt, a $45.6 million capital contribution from HWH to Mergerco, and a $4.4 million reinvestment of capital by existing management shareholders of the Company. Upon receipt of the capital contribution from HWH, Mergerco was merged into the Company with the Company being the surviving corporation, and HWH and management shareholders were reissued surviving corporation shares of Holdings Common Stock. Proceeds of the Recapitalization were utilized primarily to retire approximately $82.0 million of existing debt, purchase management's outstanding options relative to the NBC 1995 Stock Incentive Plan for approximately $8.5 million, purchase outstanding warrants for approximately $16.7 million, and reacquire certain outstanding shares of the Company's Class A and Class B common stock for approximately $149.2 million. The early extinguishment of debt resulted in an extraordinary loss for the write-off of debt issue costs and payment of prepayment fees and unamortized discount on the retired debt. The purchase of outstanding warrants was charged to additional paid-in capital and retained earnings. The reacquisition of shares was accounted for as a treasury stock transaction and such shares were retired. No step-up in basis was recognized in conjunction with the Recapitalization.

     In May of 1997, the Company acquired Specialty Books, a distributor of distance education material and operator of a college bookstore at Ohio University. In November of 1997, the Company acquired SCB, a small regional wholesale textbook operation and operator of three college bookstores in South Carolina. In January 1998, the Company acquired CSC, a centralized buying service for over 500 college bookstores across the United States. These operations were acquired for an aggregate of $7 million in cash and 3,924 shares of the Company's common stock. Each acquisition was accounted for as a purchase and as a result of the acquisitions, the Company recorded approximately $6.6 million excess cost over fair value of net assets acquired as goodwill.

     The Unaudited Pro Forma Consolidated Statement of Operations should be read in conjunction with the notes included herewith, the Company's Consolidated Financial Statements and notes thereto as of March 31, 1997 and 1998 and for the fiscal years in the three-year period ended March 31, 1998, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The Unaudited Pro Forma Consolidated Statement of Operations does not purport to represent what the Company's consolidated results of operations would have been had the Acquisitions and Recapitalization occurred on the dates specified, or to project the Company's consolidated results of operations for any future period or date. The Unaudited Pro Forma Consolidated Statement of Operations does not give effect to non-recurring charges directly attributable to the Recapitalization.

                             NBC ACQUISITION CORP.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        FISCAL YEAR ENDED MARCH 31, 1998


                                                       HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                       ----------    -----------      ---------
                                                             (DOLLARS IN THOUSANDS EXCEPT
                                                                PER SHARE INFORMATION)
Revenues.............................................   $198,773       $16,549(1)     $215,322
Cost of sales........................................    125,632        12,394(1)      138,026
                                                        --------       -------        --------
          Gross profit...............................     73,141         4,155          77,296
Operating expenses
  Selling, general, and administrative...............     47,081         3,432(1)       50,513
  Depreciation.......................................      2,531            62(1)        2,593
  Amortization.......................................      5,626         1,296(2)        6,922
  Stock compensation costs...........................      8,278        (8,278)(5)          --
                                                        --------       -------        --------
          Income from operations.....................      9,625         7,643          17,268
Other expenses (income)
  Interest expense...................................     11,938        10,542(3)       22,480
  Interest income....................................       (328)          (81)(1)        (409)
  Other income.......................................       (512)         (358)(1)        (870)
                                                        --------       -------        --------
          Loss before income taxes...................     (1,473)       (2,460)         (3,933)
Income tax expense (benefit).........................         58          (935)(4)        (877)
                                                        --------       -------        --------
          Loss from continuing operations(5).........   $ (1,531)       (1,525)       $ (3,056)
                                                        ========       =======        ========
Loss per share(6)
  Basic..............................................   $  (0.59)                     $  (3.21)
                                                        ========                      ========
  Diluted............................................   $  (0.59)                     $  (3.21)
                                                        ========                      ========


See accompanying notes to the unaudited pro forma consolidated statement of operations.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(1) Reflects the historical results of the Acquisitions during the year ended March 31, 1998 to the extent they were not previously included in the historical results of the Company, as well as the historical results of CSC which was acquired as part of the Recapitalization. The historical amounts of selling, general and administrative expenses have been adjusted by $362, for the year ended March 31, 1998, to reflect saving the salary of the previous owners of the businesses acquired who were no longer employed by the Company following the Recapitalization, as if the Company owned all operations for the period. The following table shows the results of operations for each of the acquisitions included in the pro forma statement of operations:

                                                DATES PURCHASED
                               -------------------------------------------------
                               NOVEMBER 1, 1997   MAY 1, 1997
                                SOUTH CAROLINA     SPECIALTY    JANUARY 23, 1998
                                     BOOK            BOOK             CSC           TOTAL
                               ----------------   -----------   ----------------   -------
Revenues.....................       $5,209           $ 492          $10,848        $16,549
Cost of sales................        3,449             475            8,470         12,394
                                    ------           -----          -------        -------
          Gross profit.......        1,760              17            2,378          4,155
Operating expenses
  Selling, general and
     administrative..........        1,043             150            2,239          3,432
  Depreciation...............           15               3               44             62
                                    ------           -----          -------        -------
          Income (loss) from
            operations.......          702            (136)              95            661
Other expenses (income)
  Interest expense...........           50               2               22             74
  Interest income............           --               1              (82)           (81)
  Other income...............           --               2             (360)          (358)
                                    ------           -----          -------        -------
          Income (loss)
            before income
            taxes............          652            (141)             515          1,026
Income tax expense
  (benefit)..................          202             (54)             (10)           138
                                    ------           -----          -------        -------
          Income (loss) from
            continuing
            operations.......       $  450           $ (87)         $   525        $   888
                                    ======           =====          =======        =======

     Details regarding the purchase price allocations for these Acquisitions, in total, are as follows:

Net cash paid...............................................  $     6,195
NBC Acquisition Corp. common stock issued...................          147
                                                              -----------
     Total purchase price, net of cash acquired.............        6,342
Less assets acquired:
  Receivables...............................................       (3,343)
  Inventories...............................................       (3,815)
  Property, plant and equipment.............................         (585)
  Other.....................................................         (486)
Plus liabilities assumed, primarily accounts payable........        8,516
                                                              -----------
  Excess of purchase price over assets acquired and
     liabilities assumed....................................  $     6,629
                                                              ===========


     The Company issued 3,924 shares of Holdings Common Stock in connection with the acquisition of Specialty Books. The fair value of the stock used was $37.50 per share based on a multiple between 7.5 and 8.0 of Holdings' earnings from operations (before amortization and depreciation expense), less debt, plus available cash, divided by the diluted number of shares available. The multiple utilized was based on comparable market valuations at the time of the acquisition.



(2) Reflects amortization of $6.6 million of goodwill from the Acquisitions over a three year period for the months not already included in the historical financial statements.


(3) Adjusts interest expense to reflect the effect of the Acquisitions and the Recapitalization:


                                                                FISCAL
                                                                 YEAR
                                                                 ENDED
                                                               MARCH 31,
                                                                 1998
                                                              -----------
Tranche A Term Loans(a).....................................    $ 2,200
Tranche B Term Loans(b).....................................      2,681
Senior Subordinated Notes(c)................................      9,625
Holdings Senior Discount Debentures(d)......................      4,996
Amortization of deferred financing costs(e).................      1,852
Historical interest of acquired bookstores..................         74
                                                                -------
Total.......................................................     21,428
Less: historical interest(f)................................     10,886
                                                                -------
Adjustment to interest expense..............................    $10,542
                                                                =======


---------------
     (a) Interest is calculated at an annual rate of 8.00%, the rate in effect at the date of the Recapitalization, for the period indicated.

     (b) Interest is calculated at an annual rate of 8.25%, the rate in effect at the date of the Recapitalization, for the period indicated.

     (c) Interest is calculated at an annual rate of 8.75% for the period indicated.

     (d) Interest is calculated at an annual rate of 10.75% for the period indicated.

     (e) Deferred financing costs of $14,334, related solely to the Recapitalization, are being amortized over the term of the related financings of 6 to 11 years.


     (f) Represents historical interest on the old Tranche A and Tranche B Term Loans and subordinated notes which were repaid in connection with the Recapitalization. Balances of such debt repaid and the interest rates thereon at the time of repayment were $17.3 million and 8.13% for the old Tranche A Term Loan, $36.9 million and 8.63% for the old Tranche B Term Loan and $25.5 million (net of discount of $2.3 million) and 12% for the subordinated notes.


(4) Adjusts income tax expense to reflect the effect of pro forma adjustments that affect taxable income at an assumed effective tax rate of 38%.

(5) The pro forma consolidated statement of operations does not reflect the impact of certain non-recurring charges directly related to the Recapitalization:

 Write off of deferred financing fees on retired debt, net of income tax effect.........................................  $1,806
 Non-cash stock based compensation expense from the buyout of nonqualified stock options, net of income tax effect
   ($8,278 before tax).......................................   5,132
 Write off of discount on retired debt, net of income tax
   effect....................................................   1,410
                                                               ------
          Total..............................................  $8,348
                                                               ======

(6) Historical loss per share has been calculated based upon 2,565,267 weighted-average shares outstanding for the year ended March 31, 1998. Pro forma loss per share has been calculated assuming the 953,027 shares of common stock outstanding after the Recapitalization were outstanding for the entire year then ended.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial and other data of the Company and its predecessor as of and for the two fiscal years ended March 31, 1994 and 1995, the five and seven month periods ended August 31, 1995 and March 31, 1996, respectively, and the fiscal years ended March 31, 1997 and 1998. The selected historical consolidated financial data were derived from the audited consolidated financial statements of the Company and its predecessor. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes thereto included herein.

                                                                       PREDECESSOR                        SUCCESSOR(1)
                                                             --------------------------------   ---------------------------------
                                                                                      FIVE        SEVEN
                                                             FISCAL YEARS ENDED      MONTHS      MONTHS      FISCAL YEARS ENDED
                                                                  MARCH 31,          ENDED        ENDED           MARCH 31,
                                                             -------------------   AUGUST 31,   MARCH 31,   ---------------------
                                                               1994       1995        1995        1996        1997        1998
                                                             --------   --------   ----------   ---------   ---------   ---------
                                                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................  $139,437   $149,227    $83,328     $  79,423   $172,600    $198,773
Cost of sales..............................................    90,657     96,317     52,753        51,866    110,466     125,632
                                                             --------   --------    -------     ---------   --------    --------
        Gross profit.......................................    48,780     52,910     30,575        27,557     62,134      73,141
Operating expenses:
  Selling, general, and administrative.....................    33,063     35,325     14,729        22,517     39,491      47,081
  Depreciation.............................................     1,754      1,889        872           904      2,706       2,531
  Amortization.............................................        --         --         --         2,259      4,072       5,626
  Stock compensation costs.................................        --         --         --            82        297       8,278
                                                             --------   --------    -------     ---------   --------    --------
Income from operations.....................................    13,963     15,696     14,974         1,795     15,568       9,625
Other expenses (income)
  Interest expense.........................................       616        766        952         6,035     10,760      11,938
  Interest income..........................................      (180)      (224)       (51)         (433)      (561)       (328)
  Other income:(2).........................................      (563)      (416)      (469)         (339)      (390)       (512)
                                                             --------   --------    -------     ---------   --------    --------
        Income (loss) before income taxes and extraordinary
          item.............................................    14,090     15,570     14,542        (3,468)     5,759      (1,473)
Income tax expense (benefit)...............................     5,383      5,950      5,583          (967)     2,325          58
                                                             --------   --------    -------     ---------   --------    --------
        Income (loss) before extraordinary item............     8,707      9,620      8,959        (2,501)     3,434      (1,531)
Extraordinary loss on extinguishment of debt, net of
  taxes....................................................        --         --         --            --         --      (4,021)
                                                             --------   --------    -------     ---------   --------    --------
        Net income (loss)..................................  $  8,707   $  9,620    $ 8,959     $  (2,501)  $  3,434    $ (5,552)
                                                             ========   ========    =======     =========   ========    ========
Earnings (loss) per share(3)
  Basic:
    Income (loss) before extraordinary item................                                     $   (0.89)  $   1.23    $  (0.59)
    Extraordinary loss on extinguishment of debt...........                                            --         --       (1.57)
                                                                                                ---------   --------    --------
    Net income (loss)......................................                                     $   (0.89)  $   1.23    $  (2.16)
                                                                                                =========   ========    ========
  Diluted
    Income (loss) before extraordinary item................                                     $   (0.89)  $   1.16    $  (0.59)
    Extraordinary loss on extinguishment of debt...........                                            --         --       (1.57)
                                                                                                ---------   --------    --------
    Net income (loss)......................................                                     $   (0.89)  $   1.16    $  (2.16)
                                                                                                =========   ========    ========
OTHER DATA:
EBITDA(4)..................................................  $ 16,280   $ 18,001    $16,315     $   5,379   $ 23,033    $ 26,572
Net cash flows from operating activities...................    10,338     10,009      1,643         3,423     10,774      (2,842)
Net cash flows from financing activities...................    (9,809)    (2,087)       437       116,063     (7,471)     10,220
Net cash flows from investing activities...................    (1,029)    (8,255)       371      (109,385)    (3,427)    (11,548)
Capital expenditures.......................................     1,374      8,260        801           838      2,243       3,690
Business acquisition expenditures(5).......................        --        100         --           551      1,252       7,714
Ratio of earnings to fixed charges(6)......................       8.9x       8.5x      10.5x           (7)       1.5x         (7)
Pro forma ratio of earnings to fixed charges(6)(8).........                                                                   (9)
Number of bookstores open at end of the period.............        29         34         35            38         46          54
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents..................................  $  2,623   $  2,291    $ 4,741     $  10,101   $  9,977    $  5,807
Working capital............................................    39,118     32,781     43,879        52,469     55,936      54,053
Total assets...............................................    65,857     75,179     92,505       129,023    127,169     152,145
Total debt, including current maturities...................     1,027      8,940      9,376        86,712     79,524     221,597
Stockholders' equity (deficit).............................    53,648     53,269     62,228        28,263     31,697     (90,570)

                                                   (footnotes on following page)

---------------

(1) Effective September 1, 1995, the Company purchased all the outstanding capital stock of Nebraska Book in a transaction accounted for as a purchase business combination. Following the 1995 Transaction, the consolidated results of operations of the Company contained higher interest costs due to the financing of the acquisition and higher amortization expense for goodwill and other intangibles created by the acquisition. Effective February 13, 1998, the Company consummated the Merger among Mergerco, the Company and certain shareholders of the Company pursuant to which the Company's outstanding debt and stock were restructured. Following this Recapitalization, the results of operations of the Company included higher interest costs due to the financing of the Recapitalization, and in fiscal 1998, non-recurring charges associated with the extinguishment of debt and buyout of stock options.

(2) Other income primarily represents recurring income from ancillary activities of the Company.

(3) Earnings (loss) per share has not been presented for the fiscal years ended March 31, 1994 and 1995 and for the five months ended August 31, 1995, as such presentation would not be meaningful.

(4) EBITDA is defined as income from operations plus other income, depreciation, amortization and non-cash charges relating to stock based compensation expense in the amounts of $82 for the seven months ended March 31, 1996, and $297 and $8,278 for the years ended March 31, 1997 and 1998, respectively. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. EBITDA should not be considered by investors as an indicator of cash flows from operating activities, investing activities and financing activities as determined in accordance with generally accepted accounting principles. Items excluded from EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other issuers.

(5) Business acquisition expenditures represent established businesses purchased by the Company.

(6) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of the Company's rent expense.

(7) Earnings were insufficient to cover fixed charges for the seven months ended March 31, 1996 by $3,468 and for the year ended March 31, 1998 by $1,473.

(8) Pro forma interest expense gives effect to the Acquisitions and the Recapitalization as if they had occurred on April 1, 1997.


(9) Pro forma earnings were insufficient to cover pro forma fixed charges for the year ended March 31, 1998 by $3,933.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company participates in the college bookstore industry by providing used textbooks to college bookstores, by operating its own college bookstores, by providing independent and institution-owned college bookstores with purchasing, management consulting and information systems services, and by distributing distance education materials. The Company began operations in 1915 as a single college bookstore in Lincoln, Nebraska. The Company entered the wholesale used textbook market following World War II, when the supply of new textbooks could not meet the demand created by the return of ex-GI students. In 1964, the Company became a national, rather than regional, wholesaler of used textbooks as a result of its purchase of The College Book Company of California. During the 1970s the Company continued its focus on the wholesale business. However, realizing the synergies that exist between the wholesale and college bookstore operations, in the 1980s it expanded its efforts in the college bookstore market with a new strategy. Under this new strategy, the Company operates bookstores on or near larger campuses, typically where the institution-owned college bookstore is contract-managed by a competitor or where the Company does not have a significant wholesale presence. Today, the Company services the college bookstore industry through its wholesale, college bookstore and services operations.

     Nebraska Book was acquired by Holdings in a leveraged buyout in September 1995. Holdings was formed for the purpose of acquiring all of the outstanding capital stock of the Company. Since the 1995 Transaction, and as part of the new owner's operating strategy, management has focused on expanding its bookstore and services operations to improve the overall growth of the Company and to enhance its wholesale operations. Since the 1995 Transaction, the Company has opened 20 college bookstores and expanded its wholesale and services operations.

     In May 1997, the Company acquired the operations of Specialty Books located in Athens, Ohio. Specialty Books is a distributor of distance education material to various institutions of higher education as well as corporate education and correctional facility education programs.

     In January 1998, the Company acquired CSC, a centralized buying service for over 500 college bookstores across the United States. Through the enhanced purchasing power of such a large group of bookstores, participating bookstores are able to purchase certain books and general merchandise at lower prices than those that would be paid by the stores individually. CSC also provides the Company with increased contact with bookstores from which the Company will seek to source additional used textbooks.

     On February 13, 1998, the Company consummated the Merger among Mergerco, the Company and certain shareholders of the Company pursuant to which the Company's outstanding debt and stocks were restructured. Significant components of the Recapitalization, together with the applicable accounting effects, were as follows:

(i) HWH contributed $45.6 million in capital to Mergerco, which was then merged into the Company, with the Company being the surviving corporation.

(ii) Existing management shareholders of the Company reinvested approximately $4.4 million in the Company. HWH and management shareholders were reissued shares of Holdings Common Stock.

(iii) The Company obtained approximately $215 million in new debt financing and retired substantially all of its existing debt. The early extinguishment of debt resulted in an extraordinary loss on the transaction.

(iv) The Company agreed to purchase management's outstanding options relative to its 1995 Stock Incentive Plan, for a cash payment in lieu of the options. This resulted in stock based compensation of approximately $8.3 million for the year ended March 31, 1998. In addition, the Company agreed to purchase all outstanding warrants for a net cash payment of approximately $16.7 million, which was charged to additional paid-in capital and retained earnings.

(v) The Company reacquired the outstanding shares of Class A and Class B Common Stock of certain shareholders for approximately $149.2 million. This reacquisition of shares was accounted for as a treasury stock transaction, and such reacquired shares were retired.

RESULTS OF OPERATIONS

     The following table sets forth the comparative statements of operations that are the basis of discussion below. For purposes of these tables, fiscal 1996 results reflect the separate historical results for the five months ended August 31, 1995 for Nebraska Book prior to the 1995 Transaction and the seven months ended March 31, 1996 for the Company subsequent to the 1995 Transaction because of the change in the basis of accounting due to the 1995 Transaction.

                                                              PREDECESSOR              SUCCESSOR
                                                              -----------   -------------------------------
                                                                 FIVE         SEVEN
                                                                MONTHS       MONTHS     FISCAL YEARS ENDED
                                                                 ENDED        ENDED          MARCH 31,
                                                              AUGUST 31,    MARCH 31,   -------------------
                                                                 1995         1996        1997       1998
                                                              -----------   ---------   --------   --------
                                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Wholesale.................................................    $54,328      $27,350    $ 84,487   $ 90,595
  College bookstores........................................     33,024       52,396      92,508    110,585
  Services..................................................      1,905        1,599       4,922      9,598
  Intercompany eliminations.................................     (5,929)      (1,922)     (9,317)   (12,005)
                                                                -------      -------    --------   --------
    Total revenues..........................................     83,328       79,423     172,600    198,773
Cost of sales...............................................     52,753       51,866     110,466    125,632
                                                                -------      -------    --------   --------
    Gross profit............................................     30,575       27,557      62,134     73,141
Operating expenses:
  Selling, general and administrative.......................     14,729       22,517      39,491     47,081
  Depreciation..............................................        872          904       2,706      2,531
  Amortization..............................................         --        2,259       4,072      5,626
  Stock compensation costs..................................         --           82         297      8,278
                                                                -------      -------    --------   --------
    Operating income........................................     14,974        1,795      15,568      9,625
Other expenses (income):
  Interest expense, net.....................................        901        5,602      10,199     11,610
  Other income..............................................       (469)        (339)       (390)      (512)
                                                                -------      -------    --------   --------
    Income (loss) before income taxes and extraordinary
      item..................................................     14,542       (3,468)      5,759     (1,473)
Income tax expense (benefit)................................      5,583         (967)      2,325         58
                                                                -------      -------    --------   --------
    Income (loss) before extraordinary item.................      8,959       (2,501)      3,434     (1,531)
Extraordinary loss on extinguishment of debt, net of
  taxes.....................................................         --           --          --     (4,021)
                                                                -------      -------    --------   --------
Net income (loss)...........................................    $ 8,959      $(2,501)   $  3,434   $ (5,552)
                                                                =======      =======    ========   ========

     The following sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's statements of operations for the fiscal periods shown below:

                                                              PREDECESSOR           SUCCESSOR
                                                              -----------   -------------------------
                                                                 FIVE         SEVEN     FISCAL YEARS
                                                                MONTHS       MONTHS         ENDED
                                                                 ENDED        ENDED       MARCH 31,
                                                              AUGUST 31,    MARCH 31,   -------------
                                                                 1995         1996      1997    1998
                                                              -----------   ---------   -----   -----
STATEMENT OF OPERATIONS DATA:
Revenues:
  Wholesale.................................................      65.2%        34.4%     48.9%   45.6%
  College bookstores........................................      39.6         66.0      53.6    55.6
  Services..................................................       2.3          2.0       2.9     4.8
  Intercompany eliminations.................................      (7.1)        (2.4)     (5.4)   (6.0)
                                                                 -----        -----     -----   -----
    Total revenues..........................................     100.0        100.0     100.0   100.0
Cost of sales...............................................      63.3         65.3      64.0    63.2
                                                                 -----        -----     -----   -----
    Gross profit............................................      36.7         34.7      36.0    36.8
Operating expenses:
  Selling, general and administrative.......................      17.7         28.4      22.9    23.7
  Depreciation..............................................       1.0          1.1       1.6     1.3
  Amortization..............................................        --          2.8       2.3     2.8
  Stock compensation costs..................................        --          0.1       0.2     4.2
                                                                 -----        -----     -----   -----
    Operating income........................................      18.0          2.3       9.0     4.8
Other expenses (income):
  Interest expense, net.....................................       1.1          7.1       5.9     5.8
  Other income..............................................      (0.6)        (0.4)     (0.2)   (0.3)
                                                                 -----        -----     -----   -----
    Income (loss) before income taxes and extraordinary
      item..................................................      17.5         (4.4)      3.3    (0.7)
Income tax expense (benefit)................................       6.7         (1.2)      1.3     0.1
                                                                 -----        -----     -----   -----
    Income (loss) before extraordinary item.................      10.8         (3.2)      2.0    (0.8)
Extraordinary loss on extinguishment of debt, net of
  taxes.....................................................        --           --        --    (2.0)
                                                                 -----        -----     -----   -----
Net income (loss)...........................................      10.8%        (3.2)%     2.0%   (2.8)%
                                                                 =====        =====     =====   =====

FISCAL YEAR ENDED MARCH 31, 1998 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 1997.

     Revenues. Revenues for fiscal 1998 increased $26.2 million, or 15.2%, to $198.8 million from $172.6 million for fiscal 1997. This increase was due to a $6.1 million, or 7.2%, increase in wholesale sales, a $18.1 million, or 19.5%, increase in college bookstore sales and a $4.7 million increase in revenues related to complementary services. Wholesale sales for fiscal 1998 increased to $90.6 million from $84.5 million for fiscal 1997. The increase in wholesale sales was due primarily to publisher price increases averaging 4% and unit volume sales growth of 3%. In part, this unit growth resulted from an increase in the number of college bookstores operated by the Company, which increased the Company's ability to procure book inventory, contributing an additional $1.5 million in purchases from this source. College bookstore sales for fiscal 1998 increased to $110.6 million from $92.5 million for fiscal 1997. The increase in college bookstore sales was a result of same store sales increases of 12.6% combined with the eight bookstores opened or acquired during fiscal 1998 and the full year effect of stores opened or acquired in fiscal 1997. As the Company's wholesale and college bookstore operations have grown, the Company's intercompany transactions have also increased.

     Gross profit. Gross profit for fiscal 1998 increased $11.0 million, or 17.7%, to $73.1 million from $62.1 million for fiscal 1997. This increase was primarily due to higher revenues, combined with an increase in gross margin percent. Gross margin for fiscal 1998 increased to 36.8% from 36.0% for fiscal 1997. This increase was primarily due to an increase of $2.4 million in used textbook sales through the Company's bookstores, which generates an average gross margin of 58% compared to an average gross margin of 37% for sales through other channels.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1998 increased $7.6 million, or 19.2%, to $47.1 million from $39.5 million for fiscal 1997. Selling, general and administrative expenses as a percentage of revenues increased to 23.7% for fiscal 1998 from 22.9% for fiscal 1997. These increases resulted primarily from the higher expense base associated with the Company's expansion of its college bookstore operations in fiscal 1998 and the full year effect of the fiscal 1997 bookstore expansion.

     Amortization expense. Amortization expense for the fiscal year ended March 31, 1998 increased $1.5 million to $5.6 million from $4.1 million for the fiscal year ended March 31, 1997. This increase resulted primarily from a full year of amortization on the goodwill associated with the bookstores acquired in fiscal 1997 and amortization on the goodwill associated with the fiscal 1998 acquisitions.

     Stock compensation costs. Stock compensation costs for the fiscal year ended March 31, 1998 increased $8.0 million to $8.3 million from $0.3 million for the fiscal year ended March 31, 1997. This increase is the result of the stock options bought out in connection with the Recapitalization.

     Operating income. Operating income for fiscal 1998 decreased $6.0 million, or 38.2%, to $9.6 million from $15.6 million for fiscal 1997. Operating income as a percentage of revenues decreased to 4.8% for fiscal 1998 from 9.0% for fiscal 1997. These decreases are primarily the result of the increased stock compensation costs associated with the Recapitalization.

     Interest expense, net. Interest expense, net for fiscal 1998 increased by $1.4 million to $11.6 million from $10.2 million for fiscal 1997 as a result of the additional debt incurred relating to the Recapitalization.

     Extraordinary loss on extinguishment of debt. During fiscal 1998, the Company recorded an extraordinary loss of $6.5 million and an associated tax benefit of $2.5 million as a result of early extinguishment of substantially all of its previously outstanding debt during the Recapitalization.

FISCAL YEAR ENDED MARCH 31, 1997 COMPARED WITH THE COMBINED FISCAL YEAR ENDED MARCH 31, 1996.

     Revenues. Revenues for fiscal 1997 increased $9.8 million, or 6.1%, to $172.6 million from $162.8 million for fiscal 1996. This increase was due to a $2.8 million, or 3.4%, increase in wholesale sales, a $7.1 million, or 8.3%, increase in college bookstore sales and a $1.4 million increase in revenues related to complementary services. Wholesale sales for fiscal 1997 increased to $84.5 million from $81.7 million for fiscal 1996. The increase in wholesale sales was due primarily to publisher price increases averaging 4%. College bookstore sales for fiscal 1997 increased to $92.5 million from $85.4 million for fiscal 1996. The increase in college bookstore sales was a result of same store sales increases of 4.3% combined with the nine bookstores opened or acquired during fiscal 1997 and the full year effect of stores opened or acquired in fiscal 1996. As the Company's wholesale and college bookstore operations have grown, the Company's intercompany transactions have also increased.

     Gross profit. Gross profit for fiscal 1997 increased $4.0 million, or 6.9%, to $62.1 million from $58.1 million for fiscal 1996. This increase was primarily due to higher revenues, combined with an increase in gross margin percent. Gross margin for fiscal 1997 increased to 36.0% from 35.7% for fiscal 1996. This increase was primarily due to an increase of $1.2 million in used textbook sales through the Company's bookstores, which generates an average gross margin of 58% compared to an average gross margin of 37% for sales through other channels.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1997 were $39.5 million, or 22.9% of revenues for the year. Selling, general and administrative expenses for the seven months ended March 31, 1996 were $22.5 million, or 28.4% of revenues for the period and for the five months ended August 31, 1995 were $14.7 million, or 17.7% of revenues for the period. The fluctuation of selling, general and administrative expenses as a percentage of revenues is attributable to the seasonality of the Company's business, in which traditionally over 40% of annual revenues are realized in the Company's second fiscal quarter (July-September).

     Amortization expense. Amortization expense was $4.1 million, $2.3 million and $0 for the fiscal year ended March 31, 1997, seven months ended March 31, 1996 and five months ended August 31, 1995, respectively. Amortization expense pertains to the goodwill and other intangibles created in the 1995 Transaction, resulting in a full year of amortization in fiscal 1997.

     Operating income. Operating income for fiscal 1997 was $15.6 million, or 9.0% of revenues for the year. Operating income for the seven months ended March 31, 1996 was $1.8 million, or 2.3% of revenues for the period and for the five months ended August 31, 1995 was $15.0 million, or 18.0% of revenues for the period. The fluctuation of operating income as a percentage of revenues is again attributable to the seasonality of the Company's business and the increased amortization associated with the 1995 Transaction.

     Interest expense, net. Interest expense, net was $10.2 million, $5.6 million and $.9 million for the fiscal year ended March 31, 1997, seven months ended March 31, 1996 and five months ended August 31, 1995, respectively. A substantial portion of the increase in interest expense is associated with the debt utilized to partially finance the 1995 Transaction.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary liquidity requirements are for debt service under the Debentures, the Credit Facilities, the Senior Subordinated Notes and other outstanding indebtedness, for working capital, and for capital expenditures. The Company has historically funded these requirements primarily through internally generated cash flow and funds borrowed under the Company's credit facilities. At March 31, 1998, the Company's total indebtedness was approximately $221.6 million, consisting of approximately $45.6 million of the Debentures, $60.0 million in Term Loans, $110.0 million of the Senior Subordinated Notes, $5.4 million under the Revolving Credit Facility, and

$0.6 million of other indebtedness. To provide additional financing to fund the Recapitalization, Holdings raised an additional $50.0 million, consisting of $45.6 million through the sale to HWH of Holdings Common Stock (representing 91.3% of the outstanding Holdings Common Stock), and $4.4 million from the reinvestment in Holdings Common Stock by senior management of the Company.


     Principal and interest payments under the Debentures, the Credit Facilities and the Senior Subordinated Notes represent significant liquidity requirements for the Company. Under the terms of the Term Loans, Nebraska Book is required to make principal payments totaling approximately $1.3 million in fiscal 1999, $3.1 million in fiscal 2000, $4.4 million in fiscal 2001, $6.3 million in fiscal 2002, $6.8 million in fiscal 2003, $8.5 million in fiscal 2004, $11.2 million in fiscal 2005, and $18.4 million in fiscal 2006. Loans under the Credit Facilities bear interest at floating rates based upon the interest rate option selected by the Company. Under the terms of the Credit Facilities, Nebraska Book is required to purchase and maintain interest rate protection to the extent necessary to provide that at least 50% of the aggregate principal amount of the Senior Subordinated Notes and Term Loans are subject to fixed interest rates. For a description of the Credit Facilities, see "Description of Other Indebtedness."


     The Senior Subordinated Notes will mature on February 15, 2008. Interest on the Senior Subordinated Notes will be payable semi-annually in cash.

     The Company's capital expenditures were $0.8 million, $2.2 million and $3.7 million in fiscal years 1996, 1997 and 1998, respectively. In fiscal 1998, the Company spent $1.1 million for the purchase and upgrade of automation equipment and $0.8 million to renovate one of its largest bookstores. The Company estimates that for fiscal 1999, approximately $2.5 million of capital expenditures will be required, primarily for maintenance. Capital expenditures consist primarily of bookstore opening costs, bookstore renovations and miscellaneous maintenance requirements. The Company believes that as a result of the availability of excess capacity in its distribution facilities, it will be able to pursue its strategy over the next several years without making significant additional capital expenditures to expand capacity. The Company's ability to make capital expenditures is subject to certain restrictions under the Credit Agreement. See "Description of Other Indebtedness."

     Business acquisition expenditures were $0.6 million, $1.3 million and $7.7 million in fiscal years 1996, 1997 and 1998, respectively. Significant businesses acquired since fiscal 1995 have included Specialty Books, South Carolina Bookstore, Inc. and other bookstores located in Arizona, Texas and Oklahoma. In January 1998, the Company acquired CSC for approximately $4.0 million. The Company estimates that for fiscal 1999, it will make approximately $2.0 million of business acquisition expenditures.

     The Company's principal sources of cash to fund its liquidity needs will be net cash from operating activities and borrowings under the Revolving Credit Facility. Net cash flows from operating activities for fiscal 1998 was $(2.8) million, a decrease of $13.6 million from $10.8 million in fiscal 1997, primarily due to stock compensation in excess of $8 million paid out during fiscal 1998 as a result of the Recapitalization and higher uses of cash in fiscal 1998 to fund increases in accounts receivable and inventory. Historically, the Company has generated significant cash flows from operating activities. Management expects this trend to continue, as the use of cash from operating activities in fiscal 1998 was attributable to the unusual, non-recurring event of buying out management's stock options in connection with the Recapitalization.

     Access to the Company's principal sources of cash is subject to various restrictions. The availability of additional borrowings is subject to the calculation of a borrowing base which at any time is equal to a percentage of eligible accounts receivable and inventory. The Credit Agreement restricts the Company's ability to make loans or advances and pay dividends, except that, among other things, Nebraska Book may pay dividends to the Company (i) after August 15, 2003 in an amount not to exceed the amount of interest required to be paid on the Debentures and (ii) to pay corporate overhead expenses not to exceed $250,000 per year and any taxes due by the Company. The Indenture restricts the ability of the Company and its Restricted Subsidiaries (as defined in the Indenture) to pay dividends or make other Restricted Payments (as defined in the Indenture) to their respective stockholders, subject to certain exceptions, unless certain conditions are met, including that (i) no default under the Indenture shall have occurred and be continuing, (ii) the Company shall be permitted by the Indenture to incur additional indebtedness and (iii) the amount of the dividend or payment may not exceed a certain amount based on, among other things, the Company's consolidated net income. The indenture governing the Senior Subordinated Notes contains similar restrictions on the ability of Nebraska Book and its Restricted Subsidiaries to pay dividends or make other Restricted Payments to their respective stockholders. Such restrictions are not expected to effect the Company's ability to meet its cash obligations.

     As of March 31, 1998 the $50 million Revolving Credit Facility had an amount of $31.6 million available as determined by the borrowing base calculation in the Credit Agreement. Of the amount available, $5.4 million was drawn by Nebraska Book. Amounts available under the Revolving Credit Facility may be used for working capital and general corporate purposes (including up to $10.0 million for letters of credit), subject to certain limitations under the Credit Agreement.

SEASONALITY

     The Company's wholesale and bookstore operations experience two distinct selling periods and the wholesale operations experiences two distinct buying periods. The peak selling periods for the wholesale operations occur prior to the beginning of each school semester in August and December. The buying periods for the wholesale operations occur at the end of each school semester in late December and May. In fiscal 1998, approximately 42% of the Company's annual revenues occurred in the second fiscal quarter (July-September), while approximately 27% of the Company's annual revenues occurred in the fourth fiscal quarter (January-March). The primary selling periods for the bookstore operations are in September and January. Accordingly, the Company's working capital requirements fluctuate throughout the year, increasing substantially at the end of each semester, in May and December, as a result of the buying periods. The Company funds its working capital requirements primarily through a revolving credit facility, which historically has been paid down in full at the end of the Company's fiscal year.

IMPACT OF INFLATION

     The Company's results of operations and financial condition are presented based upon historical costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on its results of operations and financial condition have been minor. However, there can be no assurance that during a period of significant inflation, the Company's results of operations would not be adversely affected.

IMPACT OF YEAR 2000

     Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those programs recognize a date using "00" as the year 1900 rather than the year 2000 (the "Year 2000 Issue"). This problem could cause a system failure or miscalculations resulting in disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company has completed an assessment of the impact of the Year 2000 Issue on its operations, and has been modifying and will continue to modify and replace portions of its software so that its internal computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company has been addressing the Year 2000 Issue consistently as part of its regular program of updating and rewriting its internal corporate applications during the last seven years. As a result, all of the Company's own retail applications have been modified completely. The only remaining internal corporate application that remains to be replaced is the general ledger application, which the Company is currently in the process of addressing by evaluating commercial software solutions. The Company expects the cost to replace its current general ledger software with a commercial application that is "Year 2000 compliant" will be less than $50,000. The Company plans to have such a new application in place by the fall of 1998. Because the Company has addressed the Year 2000 Issue over the years as a part of the general upgrading and updating of corporate applications, there has been little cost in terms of both time and expense specifically attributable to addressing this issue.

     Although the Company's assessment did not address its exposure to third parties' (e.g., vendors' and customers') failures to correct their systems for the Year 2000 Issue, the Company believes that there is not a material risk to the Company's business relating to such failures, because most of its customers use Company software which has already been corrected and, based on conversations with its vendors and information provided in trade publications, the Company believes that its vendors are taking steps to address the Year 2000 Issue. Nonetheless, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely corrected.

                                    BUSINESS

GENERAL

     The Company is one of the largest wholesale distributors of used college textbooks in North America, offering approximately 90,000 textbook titles and selling more than 7.1 million books annually at approximately 2,000 college campuses. In addition, the Company owns or manages 54 bookstores on or adjacent to college campuses through which it sells a variety of new and used textbooks and general merchandise. The Company also distributes new textbooks to college bookstores and is a leading provider of distance education materials to students in nontraditional courses, which include correspondence and corporate education courses. Furthermore, the Company provides the college bookstore industry with a variety of services including in-store promotions, buying programs, marketing services and proprietary information systems. With origins dating to 1915, the Company has built a consistent reputation for excellence in order fulfillment, shipping performance and customer service. On a pro forma basis, for the fiscal year ended March 31, 1998, the Company's revenues would have been $215.3 million.

     The Company entered the wholesale used textbook market following World War II, when the supply of new textbooks could not meet the demand created by the return of ex-GI students. In 1964, the Company became a national, rather than regional, wholesaler of used textbooks as a result of its purchase of The College Book Company of California. During the 1970's the Company continued its focus on the wholesale business. However, realizing the synergies that exist between the wholesale and college bookstore operations in the 1980's it expanded its efforts in the college bookstore market with a new strategy. Under this new strategy the Company operates bookstores on or near larger campuses, typically where the institution-owned college bookstore is contract-managed by a competitor or where the Company does not have a significant wholesale presence. Today, the Company services the college bookstore industry through its wholesale, college bookstore and services operations.

     Based on industry trade data, the Company believes that in the academic year 1995-1996 approximately 4,600 college stores generated a total of $7.9 billion in annual sales to college students and other consumers in North America. Sales of textbooks and other educational materials used for classroom instruction comprised approximately 64% of this amount. The Company expects this market will grow as a result of anticipated increases in enrollment at U.S. colleges. Based on statistics compiled by the United States government, the Company believes that the college population will grow by approximately 2.0 million students from 14.4 million in 1996 to 16.4 million in 2006, primarily as a result of children of the baby boom generation entering the college population.

     Sales of textbooks to college stores are estimated to have grown at a compound annual rate of 5.4% from $2.3 billion in sales in 1990 to $3.0 billion in 1995. Over the same period, sales of used textbooks are estimated to have grown at a compound annual rate of 12.7%, increasing their share of all textbook sales from 20% in 1990 to 28% in 1995. The Company believes that sales of used textbooks will continue to grow because used textbooks provide students with a lower-cost alternative to new textbooks, and because bookstores typically achieve higher margins through the sale of used rather than new textbooks.

     The Company considers itself well positioned to capitalize on these opportunities because of its leading market position, its strong customer relationships, its broad product and service offerings and its superior order fulfillment capabilities. These factors have also contributed to the strong, stable growth of the Company over the last 20 fiscal years, even during economic downturns, resulting in a compound annual growth rate of over 10% during such period. Although in the last seven years the average compound annual growth rate has been less than 10%, in fiscal 1998 the Company's revenues grew 15.2% to $198.8 million compared to $172.6 million in fiscal 1997. In fiscal 1998 the Company's income from operations was $9.6 million, its loss before extraordinary item was $1.5 million and its net loss, after a $4 million extraordinary loss incurred in connection with the Recapitalization, was $5.5 million. Losses in fiscal 1998 included $8.3 million in stock compensation costs incurred as a result of the stock options bought out in connection with the Recapitalization, the $4 million extraordinary loss on extinguishment of debt and $11.9 million of interest expense, most of which related to indebtedness incurred in connection with the 1995 Transaction.

     WHOLESALE. The Company is one of the largest wholesale distributors of used college textbooks in North America. Its wholesale operations consist primarily of selling used textbooks to college bookstores, buying them back from students or college bookstores at the end of each school semester and then reselling them to college bookstores. The Company purchases used textbooks from and resells them to college bookstores at many of the nation's largest college campuses, including: University of Texas, University of Southern California, Indiana University, University of Florida, University of Arizona, Brigham Young University, University of Washington and University of Minnesota. Historically, because the demand for used textbooks has consistently outpaced supply, the Company's wholesale sales have been determined primarily by the amount of used textbooks that it could purchase. The Company's strong relationships with the management of approximately 2,000 independently-owned college bookstores have provided important access to valuable market information regarding the campus-by-campus supply and demand of textbooks, as well as an ability to procure large quantities of a wide variety of textbooks. The Company provides an internally-developed Buyer's Guide to its customers, which lists over 36,000 textbook titles with such details as author, new copy retail price and the Company's repurchase price. With the January 1998 acquisition of CSC, the Company intends to significantly expand its wholesale distribution of new textbooks.

     COLLEGE BOOKSTORES. College bookstores are the primary outlets for sales of new and used textbooks to students. The Company operates 54 college bookstores on or adjacent to college campuses of which eight are operated on physical premises which are owned by and leased from the educational institution (i.e., contract-managed). Its college bookstores are located at some of the nation's largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Cornell University, Baylor University, Oklahoma State University, University of Tennessee and Ohio University. In addition to generating profits, the Company's college bookstore operations provide an exclusive source of used textbooks for sale across the Company's wholesale distribution network. The Company generally focuses its college bookstore operations at colleges where the Company otherwise would not have a significant representation.

     SERVICES. In the last year, the Company has completed two acquisitions representing new initiatives for it in the college bookstore industry. In January 1998, the Company acquired CSC, a centralized buying service for over 500 college bookstores across the United States. Through the enhanced purchasing power of such a large group of bookstores, participating bookstores are able to purchase certain books and general merchandise at lower prices than those that would be paid by the stores individually. CSC also provides the Company with increased contact with bookstores from which the Company will seek to source additional used textbooks. With its acquisition of Specialty Books in May 1997, the Company entered the distance education market, which consists of providing education materials to students in nontraditional college and other courses (such as correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet). Other services offered to college bookstores include the sale of computer hardware and software, such as the Company's turnkey bookstore management software, and related maintenance contracts. These services generate revenue and assist the Company in enhancing and developing customer relationships.

BUSINESS STRATEGY

     The Company's objective is to strengthen its position as a leading provider of products and services to the college bookstore market, thereby increasing revenue and cash flow. In order to accomplish its goal, the Company intends to pursue the following strategies:

     ENHANCE GROWTH IN WHOLESALE OPERATIONS. The Company expects the stable growth of its wholesale operations to continue, primarily as a result of an expected increase in college enrollments and increased utilization of used textbooks, as well as through the expansion of its own college bookstore network. The Company's enhanced presence as a distributor of new textbooks (resulting from its CSC acquisition) is also expected to positively impact the Company's wholesale operations.

     CAPITALIZE ON COLLEGE BOOKSTORE OPPORTUNITIES. The Company intends to expand sales for its college bookstore operations by acquiring and opening bookstores at selected college campuses, increasing its contract-managed store base and offering additional specialty products and services at its existing bookstores. The Company also believes there are significant opportunities to improve cash flow at its college bookstores by reducing certain selling, general and administrative expenses and by realizing economies of scale through increased purchasing power for textbooks and general merchandise as a result of its affiliation with CSC.

     PURSUE ADDITIONAL GROWTH OPPORTUNITIES. The Company intends to aggressively pursue selected growth opportunities in several related markets, including:

          - Complementary Services. The Company believes that its acquisition of CSC will greatly enhance the Company's sales and marketing capabilities, bolstering growth and positioning the Company as a dominant full-service provider within the college bookstore industry, by increasing its sources of used textbooks and providing access to CSC's marketing programs and capabilities.

          - Distance Education. The distance education market is growing due to the increased popularity of correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet. Through its acquisition of Specialty Books, the Company believes that it is well positioned to take advantage of this growth trend.

INDUSTRY OVERVIEW

     Based on industry trade data, the Company believes that in the academic year 1995-1996 approximately 4,600 college stores generated a total of $7.9 billion in annual sales to college students and other consumers in North America. Sales of textbooks and other education materials used for classroom instruction comprised approximately 64% of this amount. The Company expects this market will grow as a result of anticipated increases in enrollment at U.S. colleges. Based on statistics compiled by the United States government, the Company believes that the college population will grow by approximately 2.0 million students from 14.4 million in 1996 to 16.4 million in 2006, primarily as a result of children of the baby boom generation entering the college population.

     WHOLESALE TEXTBOOK MARKET. Sales of textbooks to college stores, are estimated to have grown at a compound annual rate of 5.4%, from $2.3 billion in sales in 1990 to $3.0 billion in 1995. Over the same period, sales of used textbooks are estimated to have grown at a compound annual rate of 12.7%, increasing their share of all textbook sales from 20% in 1990 to 28% in 1995. The Company believes that sales of used textbooks will continue to grow because used textbooks provide students with a lower-cost alternative to new textbooks, and because bookstores typically achieve higher margins through the sale of used rather than new textbooks.

     The pricing pattern of textbook publishing accounts for a large part of the growth of the used book market. Because of copyright restrictions, each new textbook is produced by only one publisher, which is free to set the new copy retail price and discount terms to bookstores. Publishers generally offer new textbooks at prices which enable college bookstores to achieve a gross margin of 23% to 25% on new textbooks. Historically, the high retail costs of new textbooks and the higher margins achieved by bookstores on the sale of used textbooks (approximately 33%) have encouraged the growth of the market for used textbooks.

     The used textbook cycle begins with new textbook publishers, who purposely plan obsolescence into the publication of new textbooks. Generally, new editions of textbooks are produced every two to four years. In the first year of a new edition, there are few used copies of a new edition available. In the second and third years, used textbooks become increasingly available. Simultaneously, publishers begin to plan an updated edition. In years four and beyond, at the end of the average life cycle of a particular edition, as publishers cut back on original production, used textbooks generally represent a majority (in unit terms) of the particular edition in use. While the length of the cycle varies by title (and sometimes is indefinite, as certain titles are never updated), the basic supply/demand progression remains fairly consistent.

     The following example illustrates the life cycle of a used textbook as it is purchased from the college bookstore by the wholesaler, then sold back to the college bookstore which resells it to the student who, at the end of the semester, sells it back to the college bookstore (assuming a new copy retail list price of $100.00): The wholesaler begins the cycle by buying the used textbook from the college bookstore for $32.00. The wholesaler will sell the used textbook to the college bookstore for $50.00 or 50% of the new copy retail price. The bookstore in turn, sells it to the student for 75% of the new copy retail price, or $75.00 (earning a gross margin of 33%). This margin compares favorably to the gross margin provided by sales of new textbooks, which historically has been in the range of 23 to 25%. After using the textbook for the semester, the student sells the book back to the college bookstore for $28.00, and the bookstore again sells the used book to the wholesaler for $32.00, for a net commission of $4.00. The wholesaler's mark-up of $18.00 (selling price of $50.00 less acquisition cost of $32.00) represents a gross margin of 36%, not taking into account the periodic increase in prices of new textbooks.

     College bookstores begin to place orders with used textbook wholesalers once professors determine which books will be required for their upcoming courses, usually by the end of May for the fall semester and the end of November for the spring semester. Bookstore operators must first determine their allocation between new and used copies for a particular title but, in most cases, they will order an excessive quantity of used books because: (i) used book demand from students is typically strong and consistent; (ii) many operators only have access to a limited supply from wholesalers and believe that not having used book alternatives could create considerable frustration among students and with the college administration; (iii) bookstore operators earn higher margins on used books than on new books; and (iv) both new and used books are sold with return privileges, eliminating any overstock risk (excluding freight charges) to the college bookstore.

     New textbook ordering usually begins in June, at which time the store operator augments its expected used book supply by ordering new books. By this time, publishers typically will have just implemented their annual price increases. These regular price increases, which historically have run 4% to 5%, allow the Company and its competitors to buy used textbooks based on old list prices (in May) and to almost simultaneously sell them based on new higher prices, thereby creating an immediate margin increase.

     While price is an important factor in the store operator's purchasing decision, available supply, as well as service, usually determine with which used textbook wholesaler a college bookstore will develop a strong relationship. Pure exclusive supply arrangements in the Company's market are rare. However, used textbook wholesalers that are able to significantly service a college bookstore account typically receive preferential treatment from store operators, both in selling and in buying used textbooks. Since the Company is usually able to sell the vast majority of the used textbooks it is able to purchase, its ability to obtain sufficient supply is the critical factor for the Company's success.

     COLLEGE BOOKSTORE MARKET. College stores generally fall into three categories: (i) institutional -- stores that are primarily owned and operated by institutions of higher learning (represent 60% of the market); (ii) contract-managed -- stores owned by institutions of higher learning and managed by outside, private companies, typically found on-campus (represent 25% of the market); and (iii) independent stores -- privately owned and operated stores, generally located off campus (represent 15% of the market). In general, the "captive" portion of the college bookstore market includes those contract-managed stores that sell their used textbooks to affiliated companies, and institutional and independent stores to the extent that such used textbooks are repurchased from students and are retained by the bookstore for resale without involving a wholesaler.

     The Company believes that sales at its college bookstores will continue to grow as a result of increased enrollment at colleges and due to the increasing number of products and services offered in these bookstores. In addition, it believes that as a result of the development and implementation of management information systems to improve productivity and customer service, as well as to more easily and efficiently track and manage inventory, the profitability of its college bookstores will increase.

PRODUCTS AND SERVICES

     WHOLESALE. The Company's wholesale operations are engaged in the procurement and redistribution of textbooks on college campuses across the nation. Although it is primarily a provider of used textbooks, the Company also offers its customers new textbooks.

     The Company also publishes the Buyer's Guide, which lists over 36,000 textbooks according to author, title, new copy retail price and the Company's repurchase price, and which is an important part of the Company's inventory control and book procurement system. The Company updates and reprints the Buyer's Guide ten times each year and makes it available in both print and various electronic formats, including on all of the Company's proprietary information systems. A staff of dedicated professionals gathers information from all over the country in order to make the Buyer's Guide into what the Company believes to be the most comprehensive and up-to-date pricing and buying aid for college bookstores. The Company also maintains a database of over 170,000 titles in order to better serve its customers.

     COLLEGE BOOKSTORES. The Company operates 54 college bookstores on or adjacent to college campuses of which eight are contract-managed by the Company. These bookstores sell a wide variety of used and new textbooks, general books and assorted general merchandise, including apparel, sundries and gift items. Over the past three years, revenues of the Company's bookstores from activities other than used and new textbook sales has been between 31.5% and 39.2% of total revenues. The Company has been, and intends to continue, selectively expanding its product offerings at its bookstores in order to increase sales and profitability. For example, the Company recently began offering "Clinique" cosmetics which are popular with the college student population and have increased store sales at dedicated "Clinique counters" in certain of its bookstores. Such products can be sold at a high margin, thereby increasing profitability.

     The college bookstore operations also provide consulting services to other college bookstores. Using their industry experience, the Company's specialists work with college bookstore managers to provide them with systems and support services. The Company offers assistance in areas such as store planning, systems and merchandise layouts. Following the acquisition of CSC, the Company intends to combine these consulting operations with the larger consulting operation of CSC.

     SERVICES. As a result of the Company's acquisition of CSC in January 1998, it is able to offer a variety of products and services to CSC's participating college bookstores. CSC offers apparel and general merchandise through discount programs, develops and executes marketing programs and hosts trade shows at which vendor's showcase their products. As a centralized buying service for college bookstores with over 500 participating college bookstores having estimated sales volume of approximately $2.5 billion, CSC has evolved into a buying group with enough purchasing power to compete with larger, multi-location store operators.

     CSC is the largest distributor of plastic bags to college bookstores in the United States. CSC's plastic bag program offers bookstores the opportunity to purchase customized bags at a substantial discount while the Company generates a profit due to receipt of revenue from advertising inserts which are placed inside the bags. A similar insert program is being planned for both new and used textbooks. Other CSC marketing services programs include the sale of magazine subscriptions and affinity cards, and savings on shipping costs.

     CSC also provides an opportunity for interaction and exchange among buyers and between buyers and vendors to the college bookstore market through semi-annual trade shows, which are held in February/March for the fall semester buying period and in October/November ahead of the spring semester. Vendors pay CSC for the opportunity to attend these trade shows.

     Additionally, a staff of experienced CSC professionals consult with the management of bookstores both by telephone and in person. Services offered include strategic planning, store review, merchandise planning and help with most other operational aspects of the business. While consulting has historically represented a relatively small component of CSC's business, it is nonetheless strategically important to the ongoing success of this aspect of the Company's business.

     With its acquisition of Specialty Books in May 1997, the Company entered the market for distance education products and services. Currently, the Company provides students at over 50 colleges with textbooks and materials for use in distance education courses, and is a leading provider of textbooks to nontraditional programs and students such as correspondence or corporate education students. The Company believes the fragmented distance education market represents an opportunity for the Company to leverage its fulfillment and distribution expertise in a rapidly growing sector. Beyond textbooks, the Company offers services and specialty course materials to distance education students including videotape duplication and shipping, shipping of specialty, nontextbook course materials and a sales and ordering function. Students can order distance education materials from the Company over the Internet. The Company believes it can significantly increase the service operations revenues from distance education products over the next several years.

     Other services offered to college bookstores include services related to the Company's turnkey bookstore management software and the sale of other software and hardware, and related maintenance contracts. These services generate revenue and assist the Company in gaining access to new sources of used textbooks. The Company has an installed base of over 400 college bookstore locations for its textbook management control systems, and it has installed its proprietary total store management system at over 200 college bookstore locations. In total, over 600 college bookstore locations utilize the Company's software products.

WHOLESALE PROCUREMENT AND DISTRIBUTION

     Historically, because the demand for used textbooks has consistently exceeded supply, the Company's sales have been primarily determined by the amount of used textbooks that it can purchase. Consequently, the Company believes that, on average, it receives approximately five orders for every one order it fills. As a result, the Company's success has depended primarily on its inventory procurement, and the Company continues to focus its efforts on obtaining inventory. In order to ensure its ability to both obtain and redistribute inventory, the Company's wholesale strategy has emphasized establishing and maintaining strong customer and supplier relationships with college bookstores (primarily, independent and institutional college bookstores) through its employee account representatives. These 45 account representatives (as of March 31, 1998) are responsible for procuring used textbooks from students, marketing the Company's services on campus, purchasing overstock textbooks from bookstores and securing leads for sale of the Company's automation products. The Company has been able to maintain a competitive edge by providing superior service, made possible primarily through the development and maintenance of ready access to inventory, information and supply. Other components of the wholesale strategy and its implementation include: (i) selectively paying a marginal premium relative to competitors to entice students to sell back more books to the Company; (ii) gaining access to competitive campuses (one where the campus bookstore is contract-managed by a competitor) by opening off-campus, Company-owned college bookstores; (iii) using technology to gain efficiencies and to improve customer service; (iv) maintaining a knowledgeable and experienced sales force that is customer-service oriented; and (v) providing working capital flexibility for bookstores making substantial purchases.

     The two major used textbook purchasing seasons are at the end of each academic semester, May/June and December/January. Although the Company makes book purchases during other periods, the inventory purchased in May, before publishers announce their price increases in June and July, allows the Company to purchase inventory based on the lower retail prices of the previous year. The combination of this purchasing cycle and the fact that the Company is able to sell its inventory in relation to retail prices for the following year permits the Company to realize additional gross margin. The Company advances cash to its representatives during these two periods, and the representatives in turn buy books directly from students, generally through the on-campus bookstore.

     The prices wholesalers pay for books are a function of a number of factors, including the date on which a new edition is scheduled to be released, the demand pattern for each book, the Company's existing supply and the anticipated overall supply. Suggested purchase prices typically range from 5% to 33% of the publisher's new copy retail price. The average price paid for books is approximately 22% of new copy retail; bookstores and agents earn an additional commission for allowing the Company to purchase books at their facilities. The result is a total cost to the Company of between 8% and 40% of the new copy retail price.

     After the Company purchases the books, the Company arranges for shipment to one of its two warehouses via common carrier. At the warehouse, the Company refurbishes damaged books and categorizes and shelves all other books in a timely manner, and enters them into the Company's on-line inventory system. The Company, which does business in California under the tradename "College Book Company of California," is the only major national used textbook wholesaler with facilities in California. However, the Company's primary warehouse is located in Nebraska. These two locations function as one facility allowing customers to access inventory at both locations.

     In order to ensure prompt, efficient and accurate order fulfillment, the Company has developed a system of classifying both books and customers in its database. Based on an in-depth analysis of orders received, inventory and publishing trends for the preceding 18 months, the Company rates books on a scale of 1-9, with 9 being the highest rating. A high rating generally indicates that a book is in high demand. Highly rated books move out of inventory quickly, and they produce relatively low gross margins because the Company must pay a relatively higher price to purchase these books from students. In contrast, lower-rated books produce higher margins because the Company pays less to acquire the inventory. If the Company has not received any orders for a book for six months, it gives that title no value for inventory purposes, and if there is no demand for the title in 18 months, the Company may physically remove it from the inventory.

     In a similar fashion, the Company also rates customers on a scale of 1-9, based on a combination of how many used books the customer supplies to the Company, whether or not the customer uses the Company's management systems, credit quality and the volume of used books ordered by the customer. The Company does not permit a customer to order a book with a higher rating than the customer's. (For instance, a customer with a rating of 7 is unable to purchase books with a rating of 8 or 9, but is able to order any title with a 7 rating or below.) This system enables the Company to manage its inventory and its relationships effectively despite the constraints placed on it by the fact that demand for used books is greater than supply. The Company rates approximately 80% of its inventory 3 or lower, which allows most of its customers to purchase sufficient quantities of even the more popular titles.

     Customers place orders by phone, mail, fax or other electronic method. Upon receiving an order, the Company removes the books from available inventory and holds them for future shipping. Customers may return books within 60 days after the start of classes if a written request is enclosed. Returns currently average approximately 20% of sales and generally are attributable to course cancellations or overstocking. The majority of returns are textbooks that the Company is able to resell during the next semester. Because customers may change their orders prior to the shipping date, the Company does not recognize revenue until an order has been shipped.

CUSTOMERS

     The Company sells its products and services to approximately 2,000 college bookstores in the United States, Canada and Puerto Rico for ultimate use by the students of the respective colleges. The Company has had relationships with its 25 largest wholesale customers (which accounted for approximately 7% of the fiscal 1998 revenues) for an average of 20 years. No one customer accounted for more than 1% of the Company's fiscal 1998 revenues.

     The Company's wholesale operations purchase from and resell used textbooks to many of the nation's largest college campuses including: University of Texas, University of Southern California, Indiana University, University of Florida, University of Arizona, Brigham Young University, University of Washington and University of Minnesota.

     The Company's college bookstores are located on many of the nation's largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Cornell University, Baylor University, Oklahoma State University, University of Tennessee and Ohio University.

COLLEGE BOOKSTORE OPERATIONS

     An important aspect of the Company's business strategy is a program designed to reach new customers through the opening of bookstores on or adjacent to college campuses. In addition to generating sales of new and used textbooks and general merchandise, these outlets enhance the Company's wholesale operations by increasing the inventory of used books purchased from the campus.

     A desirable campus for a Company-operated college bookstore is one on which the Company does not currently buy or sell used textbooks either because a competitor of the Company contract-manages the college's bookstore or the college bookstore does not have a strong relationship with the Company. The Company generally will not open a location on a campus where it already has a strong relationship with the college bookstore because some college bookstores may view having a competing location as a conflict of interest.

     The Company tailors each bookstore to fit the needs and lifestyles of the campus on which it is located. Individual bookstore managers are given significant planning and managing responsibilities, including, hiring employees, controlling cash and inventory, and purchasing and merchandising product. The Company has staff specialists to assist individual bookstore managers in such areas as store planning, merchandise layout and inventory control.

     As of March 31, 1998 the Company operated 54 college bookstores nationwide, having expanded from 27 bookstores in 1993. During fiscal 1998 the Company purchased four new bookstores through the acquisition of South Carolina Book Store, Inc. and purchased two additional bookstores located in Flagstaff, Arizona and Houston, Texas, adding estimated combined annual revenues in excess of $8 million.

     The table below highlights certain information regarding the Company's bookstores opened through March 31, 1998.

                                     BOOKSTORES                                                 APPROXIMATE
                                      OPEN AT     BOOKSTORES      BOOKSTORES                       TOTAL
                                     BEGINNING       ADDED          CLOSED       BOOKSTORES        SQUARE
                                     OF FISCAL      DURING          DURING        AT END OF       FOOTAGE
            FISCAL YEAR                 YEAR      FISCAL YEAR   FISCAL YEAR(1)   FISCAL YEAR   (IN THOUSANDS)
            -----------              ----------   -----------   --------------   -----------   --------------
1994...............................       27            2               0             29             330
1995...............................       29            5               0             34             364
1996...............................       34            4               0             38             388
1997...............................       38            9               1             46             438
1998...............................       46            8               0             54             474

---------------

(1) Represents a contract-managed bookstore where the management contract was not renewed.

     The Company plans to increase the number of bookstores in operation by three bookstores annually. The bookstore expansion plan will focus on campuses where the Company does not already have a strong relationship with the on-campus bookstore. In determining to open a bookstore, the Company looks at several criteria: (i) a large enough market to justify the Company's efforts (typically this means a campus of at least 10,000 students); (ii) a site in close proximity to campus with adequate parking and accessability; (iii) the potential of the bookstore to have a broad product mix (larger bookstores are more attractive than smaller bookstores because a full line of general merchandise can be offered in addition to textbooks); (iv) the availability of top-quality management; and (v) certain other factors, including leasehold improvement opportunities and personnel costs.

     The 46 Company bookstores that were opened prior to April 1, 1997 averaged approximately $2.3 million per store in annualized sales and produced sales per gross square foot of approximately $231 for the fiscal year ended March 31, 1998. The Company's bookstores have an average size of 8,800 gross square feet but range in size from 1,000 to 50,000 square feet. The Company estimates that leasehold improvements, furniture and fixtures, and automation with the Company's PRISM system, the Company's proprietary total-store management system, for new bookstores is approximately $100,000 per bookstore, after giving effect to construction allowances.

MANAGEMENT INFORMATION SYSTEMS

     The Company has committed substantial resources to its MIS operations. This commitment reflects the Company's belief that it can significantly enhance efficiency, profitability and competitiveness through investments in technology. The Company's MIS operations process order entry, control inventory, generate purchase orders and customer invoices, generate various sales reports and process and retrieve textbook information. All the Company's divisions operate with state-of-the-art IBM RS/6000s. At the center of its MIS operations are the Company's self-developed, proprietary software programs such as PRISM, its whole store management system, PC-Text, its management and inventory control system, and PC-Trade, which tracks sales data. This software is maintained and continuously enhanced by the Company, which is staffed by an experienced team of development and design professionals. The Company believes that its MIS capabilities will serve the Company's needs for the foreseeable future.

     None of the Company's proprietary software programs is copyrighted, nor does the Company have registered trademarks for the names of its software programs, or for the term "Buyers'

Guide." In addition to using its software programs for its own management and inventory control, the Company licenses the use of its software programs to bookstores. Although none of the Company's software programs is material to its business, they enhance the efficiency and cost-effectiveness of the Company's operations, and their use by bookstores that are customers or suppliers of the Company tends to solidify the relationship between the Company and such customers or suppliers, resulting in increased sales or supplies for the Company.

     MIS operations consist of three operating units: (i) the mainframe unit, which develops and supports all systems utilized in the Company's warehouses;
(ii) a system sales unit, which markets the Company's college store management systems to colleges; and (iii) the College Bookstore Management Systems ("CBMS"), which develops and supports the systems that are sold to bookstores.

     The Company conducts training courses for all systems users at the Company's headquarters in Lincoln, Nebraska. Classes are small and provide hands on demonstrations of the various systems. Printed reference manuals and training materials also accompany each system. The customer support unit of CBMS is staffed with approximately 25 experienced personnel who are available 24 hours a day to answer questions on a toll-free number.

COMPETITION

     The Company believes that its wholesale business competes in the used textbook wholesale distribution market, which includes the sale of all used textbooks purchased from students by an independent third party which are then redistributed through college bookstores. This market represents approximately 40% of the total used textbook market. Sales to contract-managed stores, which do not enter this market because contract-managed stores obtain virtually all of their supply of used textbooks from within their chain of stores under common management, represent approximately 24% of the total used textbook market. Used textbooks retained by college bookstores, which do not enter this market because the used textbooks are simply resold by the same bookstores that purchased them, represent approximately 36% of the total used textbook market.

     The Company's two major competitors in the college store industry and used textbook business are Follett Campus Resources ("Follett") and MBS Textbook Exchange ("MBS"). The Company believes that its market share of the used college textbook wholesale distribution market is approximately 27% and that the market shares of Follett and MBS are approximately 22% and 27%, respectively. The remaining competitors are smaller regional companies, including Wallace College Book Company, ABS Corp., Texas Book Company and Southeastern Book Company. Most of the leading companies in the industry also have an established retail presence, either through direct store ownership/operation or through contract-management.

     Follett's college bookstore operations have enabled it to preclude potential competitors such as the Company from entering certain campuses, which in turn affects both the Company's ability to buy books and its ability to add new accounts. However, because it is required to supply used texts to all of its own stores, Follett must balance the demands of its own bookstores with those of its other independent customers.

     MBS is controlled by the same shareholder that controls Barnes & Noble. Consequently, MBS supplies approximately 350 Barnes & Noble college stores. MBS faces the same challenges that Follett faces in supplying existing institutional accounts. MBS has a strong systems division that competes actively with the Company for new customers, and that also fulfills all of the needs of the Barnes & Noble stores.

     The Company's college bookstore operations, eight of which are contract-managed, compete with other college campus bookstores, including the on-campus bookstore in those locations where the Company's bookstore is off-campus. Its two primary competitors in college bookstores are Follett, which contract-manages approximately 515 stores, and Barnes & Noble, which contract-manages approximately 350 stores.

     There is only one centralized buying service that is similar to CSC, the West Coast Buying Association ("WCBA"). Participation by college bookstores in CSC's or WCBA's centralized buying service is voluntary, and college bookstores may, and some do, belong to both buying associations.

     Presently, the Company believes that its largest competitors in the distance education market are Follett and MBS.

     The Company also increasingly competes against the expansion of electronic media as a source of textbook information, such as on-line resources and CD-ROM, which may replace the need for students to purchase textbooks.

PROPERTIES

     The Company owns its two warehouses (totaling 244,000 square feet) in Lincoln, Nebraska (one of which is also the location of its headquarters), and leases its 60,000 square foot warehouse in Cypress, California. The Cypress lease expires on August 31, 2002 and has one five-year option to renew.

     Listed below, set forth as of March 31, 1998, are the Company's college bookstores, their location, college served and the school's enrollment. The bookstores are leased by the Company unless otherwise noted:

                 INSTITUTION                        LOCATION        ENROLLMENT(1)      STORE NAME
                 -----------                        --------        -------------      ----------
University of Alabama                          Tuscaloosa, AL           19,800         The College Store
Northern Arizona University                    Flagstaff, AZ            16,800         The College Store
Northern Arizona University                    Flagstaff, AZ            16,800         University Text and Tools
Coconino Community College                     Flagstaff, AZ             6,000         Coconino Community College
                                                                                         Bookstore(2)
Arizona State University                       Tempe, AZ                45,000         The College Store
University of Arizona                          Tucson, AZ               34,300         Arizona Book Store
University of Arizona                          Tucson, AZ               34,300         Arizona Book Store II
University of Arkansas--Little Rock            Little Rock, AR          12,000         Campus Bookstore
Georgia State University                       Atlanta, GA              28,000         Georgia Book Store
Ball Sate University                           Muncie, IN               20,300         Collegiate Book Exchange
Valparaiso University                          Valparaiso, IN            3,200         University Book Center(2)
Drake University                               Des Moines, IA            5,700         University Book Store
University of Kansas                           Lawrence, KS             29,100         University Book Shop
Johnson County Community College               Overland Park, KS        15,159         The College Store
University of Maryland                         College Park, MD         42,200         Maryland Book Exchange
Prince Georges Community College               Largo, MD                13,000         Prince Georges Community
                                                                                         College Bookstore(2)
University of Michigan                         Ann Arbor, MI            36,500         Michigan Book & Supply
University of Michigan                         Ann Arbor, MI            36,500         Ulrich's Bookstore
Ferris State University                        Big Rapids, MI           10,200         The College Store
Michigan State University                      East Lansing, MI         42,000         The College Store
Kettering Engineering & Management Institute   Flint, MI                 2,600         Kettering Campus Store(2)
Eastern Michigan University and                Ypsilanti, MI          25,400 &         Campus Book & Supply
  Washtenaw Community College                                           11,500
Mankato State University                       Mankato, MN              14,300         Maverick Bookstore
Chadron State College                          Chadron, NE               3,700         Eagle Bookstore(2)
University of Nebraska -- Kearney              Kearney, NE               7,500         The Antelope Bookstore(2)
University of Nebraska -- Lincoln              Lincoln, NE              23,900         Nebraska Bookstore
Nebraska Wesleyan University                   Lincoln, NE               1,550         Plainsman Bookstore(2)
Wayne State College                            Wayne, NE                 3,900         Student Bookstore
University of Nevada Las Vegas                 Las Vegas, NV            20,700         Rebelbooks
State University of New York -- Buffalo        Amherst, NY              23,500         The College Store
Cornell University                             Ithaca, NY               17,800         Triangle Book Shop
University of Akron                            Akron, OH                23,000         The College Store
Ohio University                                Athens, OH               27,386         Specialty Books
Wright State University                        Fairborn, OH             17,000         The College Store
Oklahoma State University                      Stillwater, OK           19,900         Cowboy Book
Indiana University of Pennsylvania             Indiana, PA              16,500         The College Store
University of Pittsburgh                       Pittsburgh, PA           24,000         The College Store
Pennsylvania State University                  State College, PA        35,000         University Book Centre
College of Charleston                          Charleston, SC           11,000         University Books of Charleston
Columbia College                               Columbia, SC              1,500         C-Squared Bookstore(2)
University of South Carolina                   Columbia, SC             25,000         South Carolina Bookstore
                                                                                         (2 locations)

                 INSTITUTION                        LOCATION        ENROLLMENT(1)      STORE NAME
                 -----------                        --------        -------------      ----------
University of Tennessee                        Knoxville, TN            25,000         Campus Bookstore
University of North Texas                      Denton, TX               26,000         Voertman's
University of Texas -- Pan American            Edinburg, TX             14,000         South Texas Book & Supply
North Harris County Community College          Houston, TX              10,000         College Bookstore
Texas Tech University                          Lubbock, TX              24,000         Spirit Shop
Texas Tech University                          Lubbock, TX              24,000         Double T Bookstores
San Antonio College                            San Antonio, TX          25,000         L&M
University of Texas -- San Antonio             San Antonio, TX          18,000         L&M -- UTSA
Southwest Texas State                          San Marcos, TX           21,000         Colloquium Books (2 locations)
Baylor University                              Waco, TX                 12,200         University Bookstore and
                                                                                         Spirit Shop
Virginia Polytechnic and State University      Blacksburg, VA           24,000         Tech Bookstore
Old Dominion University                        Norfolk, VA              16,000         Dominion Bookstore
Tidewater Community College                    Virginia Beach, VA       19,000         The College Store

---------------

(1) Source: National Association of College Stores. Includes part-time students.

(2) Denotes properties leased from the educational institution (contract-managed stores).

GOVERNMENTAL REGULATION

     The Company is subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and the presence of hazardous substances in the workplace and establish standards for vehicle and employee safety and for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clear Air Act, the Hazardous Materials Transportation Act and the Occupational Safety and Health Act. Future developments, such as stricter environmental or employee health and safety laws and regulations thereunder, could affect the Company's operations. The Company does not currently anticipate that the cost of its compliance with, or of any foreseeable liabilities under, environmental and employee health and safety laws and regulations will have a material adverse affect on its business or financial condition.

EMPLOYEES

     As of March 31, 1998 the Company had a total of 1,925 employees, of which 834 are full-time, 195 are part-time and 896 are temporary. The Company has no unionized employees and believes that its relationship with its employees is satisfactory.

     In view of the seasonal nature of its wholesale business, the Company utilizes seasonal labor to improve operating efficiency. The Company employs a small number of "flex-pool" workers who are cross-trained in a variety of warehouse functions. Over the past seven years, the Company has employed about 50 and 30 flex-pool workers in the Nebraska and Cypress facilities, respectively, thereby enabling the Company to lower its wholesale operating expenses. Temporary employees augment the flex-pool to meet periodic labor demands.

LEGAL PROCEEDINGS

     From time to time, the Company is subject to legal proceedings and other claims arising in the ordinary course of its business. The Company believes that currently it is not a party to any litigation the outcome of which would have a material adverse affect on its financial condition or results of operations. The Company maintains insurance coverage against claims in an amount which it believes to be adequate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND MEMBERS OF BOARD OF DIRECTORS

     The executive officers and members of the Board of Directors of the Company and their ages are as follows:

             NAME                AGE                     POSITION
             ----                ---                     --------
Robert B. Haas.................   51  Chairman and Director
Mark W. Oppegard...............   48  President and Director
Bruce E. Nevius................   46  Chief Financial Officer and Treasurer
Kenneth F. Jirovsky............   55  Vice President of Wholesale Sales and Marketing
William H. Allen...............   55  Vice President of Wholesale Operations
Thomas A. Hoff.................   50  Vice President of College Bookstore Operations
Larry R. Rempe.................   49  Vice President of Information Systems
Ardean A. Arndt................   56  Vice President of Administration and Secretary
Douglas D. Wheat...............   47  Director

     The business experience, principal occupation and employment as well as the periods of service of each of the directors and executive officers of the Company during the last five years are set forth below.

     Robert B. Haas became Chairman and a Director of the Company upon the consummation of the Recapitalization. Mr. Haas has been actively involved in private investments since 1978. He has served as Chairman of the Board and Chief Executive Officer of Haas Wheat since 1995; he has also been Chairman of the Board and Chief Executive Officer of Haas Wheat Advisory Partners Incorporated since 1992 and Chairman of the Board of Haas & Partners Incorporated since 1989 (each of which is a private investment firm specializing in leveraged acquisitions). Mr. Haas serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation (a producer of specialty food products), Sybron International Corporation, Smarte Carte Corporation and Walls Holding Company, Inc. and is the Chairman of the Board of Playtex Products, Inc. (a consumer products company).

     Mark W. Oppegard has served in the college bookstore industry for 28 years (all of which have been with the Company), has been the President and a Director of the Company since 1992 and has been Vice President, Secretary, Assistant Treasurer and a Director of Holdings since 1995. Upon consummation of the Recapitalization, Mr. Oppegard became Chief Executive Officer of Nebraska Book and Chief Executive Officer, President and a Director of Holdings. Prior to 1992, Mr. Oppegard served in a series of positions, including Vice President of the college bookstore operations. He is currently a director of NACSCORP, INC., a distribution company serving the college bookstore industry.

     Bruce E. Nevius has served in the college bookstore industry for 22 years (all of which have been with the Company) and has been the Chief Financial Officer of the Company since 1995 and Treasurer since 1984. Upon the consummation of the Recapitalization, Mr. Nevius became Vice President and Secretary of Holdings. From 1976 to 1984 Mr. Nevius served as Controller of the Company. Prior thereto, he served in various positions for Lincoln Industries, Inc. ("Lincoln"), a holding company that owned the Company until 1995.

     Kenneth F. Jirovsky has served in the college bookstore industry for 37 years (all of which have been with the Company) and has been Vice President of Wholesale Sales and Marketing of the Company since 1986. Prior to 1986 Mr. Jirovsky served in a series of positions, including assistant manager of the wholesale operations.

     William H. Allen has served in the college bookstore industry for 33 years (of which 24 have been with the Company) and has been the Vice President of Wholesale Operations since 1994. Prior to that time Mr. Allen served in a series of positions, including assistant manager of the wholesale operations. Prior to joining the Company in 1974, Mr. Allen was employed by the Missouri Store Company, a predecessor of MBS.

     Thomas A. Hoff has served in the college bookstore industry for 11 years (all of which have been with the Company) and has been the Vice President of College Bookstore Operations of the Company since 1992. Mr. Hoff served as an assistant to the Vice President of the College Bookstore Operations from 1987 to 1992.

     Larry R. Rempe has served in the college bookstore industry for 12 years (all of which have been with the Company) and has been the Vice President of Information Systems of the Company since 1986. Prior to that time Mr. Rempe served in various positions for Lincoln.

     Ardean A. Arndt has served in the college bookstore industry for 13 years (all of which have been with the Company) and has been the Vice President of Administration and Secretary of the Company since 1985. Prior to that time, Mr. Arndt was Vice President of Administration of Lincoln from 1981.

     Douglas D. Wheat became a Director of the Company upon the consummation of the Recapitalization. Mr. Wheat has been President of Haas Wheat since 1995 and President of Haas Wheat Advisory Partners Incorporated since 1992; he was Co-Chairman of Grauer & Wheat, Inc. (a private investment firm) from 1989 to 1992 and Senior Vice President of Donaldson, Lufkin & Jenrette Securities Corporation from 1985 to 1989. Mr. Wheat serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation, Smarte Carte Corporation, Walls Holding Company, Inc. and Playtex Products, Inc.

EXECUTIVE COMPENSATION

     The following table provides information concerning compensation paid by the Company to its President and each of its two other most highly compensated officers (the "Named Executive Officers") for the fiscal year ended March 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                         --------------------
                                                         FISCAL                     ALL OTHER
             NAME AND PRINCIPAL POSITION                  YEAR       SALARY      COMPENSATION(1)
             ---------------------------                 -------    ---------    ---------------
Mark W. Oppegard
  Chief Executive Officer and President..............     1998      $176,539         $3,017
Kenneth F. Jirovsky
  Vice President of Wholesale Sales and Marketing....     1998      $ 98,923         $3,017
Larry R. Rempe
  Vice President of Information Systems..............     1998      $102,846         $3,017

---------------

(1) Consists of the sum of (i) Company matching contributions to the NBC Retirement Plan in the following amounts: Mr. Oppegard, $2,621; Mr. Jirovsky, $2,621; and Mr. Rempe, $2,621; and (ii) life insurance premiums in the following amounts: Mr. Oppegard, $396; Mr. Jirovsky, $396; and Mr. Rempe, $396.

COMPENSATION OF DIRECTORS

     Directors of the Company receive no compensation for services but are reimbursed for out-of-pocket expenses.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     At the end of fiscal 1998 no Named Executive Officer held any option to purchase Holdings Common Stock nor did any Named Executive Officer exercise any options to purchase Holdings Common Stock in fiscal 1998. However, in conjunction with the Recapitalization, all outstanding options under the NBC 1995 Stock Incentive Plan were bought out and cancelled by the Company. See "Certain Transactions."

EMPLOYMENT AGREEMENTS

     Upon consummation of the Recapitalization, the Company entered into employment agreements expiring March 31, 2001 ("Employment Agreements") with Mark W. Oppegard and six other senior executive officers (each, an "Executive") of the Company. Such agreements provide for a base salary for the balance of the current fiscal year and thereafter as determined by the Board of Directors, for incentive compensation based upon the attainment of financial objectives to be established by the Board of Directors (or a committee thereof) after considering the recommendation of the chief executive officer, and for customary fringe benefits. The amounts of salaries are as follows: Mr. Oppegard, $187,000 per annum; Mr. Rempe, $105,000 per annum; Mr. Jirovsky, $100,000 per annum. The Employment Agreements provide that their term will be automatically extended from year to year after March 31, 2001, unless terminated upon specified notice by either party.

     The Employment Agreements also provide that each Executive will be granted a number of options to acquire shares of Holdings Common Stock determined by the Board of Directors. Each such option has an exercise price equal to the fair market value per share as of the date of grant and is exercisable as to 25% of the shares covered thereby on the date of grant and as to an additional 25% of the shares covered thereby on each of the first three anniversaries of the date of grant, subject to the Executive's continued employment by the Company on such dates.

     The Employment Agreements also provide for specified payments to the Executive in the event of termination of employment by the Company without "cause" (as defined in the respective agreements) and in the event of death or disability of the Executive during the term. The Employment Agreements also contain customary confidentiality obligations and three year non-competition agreements for each Executive.

     Finally, the Employment Agreements provide that, prior to the consummation by Holdings of an initial public offering of Holdings Common Stock, the Executives will not sell, transfer, pledge or otherwise dispose of any shares of Holdings Common Stock, except for certain transfers to immediate family members, in the event of disability and for estate planning purposes. The Employment Agreements also provide that, in the event of the sale of a majority of the outstanding Holdings Common Stock the Executives will have the option, and (at the option of HWH) will be required, to sell their shares ratably with, and on the same terms and conditions as, the other selling shareholders.

                             PRINCIPAL STOCKHOLDERS

     The information in the following table gives effect to the Recapitalization and sets forth the ownership of Holdings Common Stock by (i) each person who beneficially owns more than 5% of the outstanding shares of Holdings Common Stock, (ii) each named director, (iii) each named executive officer and (iv) all directors and executive officers of the Company treated as a group. To the knowledge of Holdings, each of such holders of shares has sole voting and investment power as to the shares owned unless otherwise noted. The address for each executive officer and director is 4700 South 19th Street, Lincoln, Nebraska 68501 unless otherwise noted.

                                                                              PERCENTAGE
                    NAME AND ADDRESS                      SHARES OWNED(1)    OWNERSHIP(1)
                    ----------------                      ---------------    ------------
HWH(2)..................................................       869,735           91.3%
Robert B. Haas(2).......................................       869,735           91.3
Mark W. Oppegard........................................        20,966            2.2
Bruce E. Nevius.........................................        11,436            1.2
Kenneth F. Jirovsky.....................................         9,530            1.0
William H. Allen........................................         7,624            0.8
Thomas A. Hoff..........................................        10,864            1.1
Larry R. Rempe..........................................        15,248            1.6
Ardean A. Arndt.........................................         7,624            0.8
Douglas D. Wheat(2).....................................            --             --
All directors and executive officers as a group (9
  persons)..............................................       953,027          100.0

---------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares of Holdings Common Stock.

(2) The sole general partner of HWH is a limited partnership, and the sole general partner of the limited partnership is a corporation controlled by Mr. Haas. Mr. Wheat is a stockholder, director and officer of the corporation. The address of HWH and of Messrs. Haas and Wheat is 300 Crescent Court, Suite 1700, Dallas, TX 75201.

                              CERTAIN TRANSACTIONS

     As a result of the Merger, HWH acquired $45.6 million in Holdings Common Stock, which gave it control of Holdings, and seven senior managers of Holdings acquired $4.4 million in Holdings Common Stock. HWH was unaffiliated with Holdings prior to the Merger and the terms of the Merger resulted from arm's length negotiations. The managers' investment in Holdings was made on the same terms as HWH's investment and, therefore, Holdings believes that these transactions were on terms no less favorable than those it could reasonably obtain from unaffiliated third parties. The Merger by which these transactions occurred was approved by all of the shareholders and directors of Holdings prior to the Merger, which included independent directors.

     In addition, in connection with the Recapitalization, Haas Wheat received a $4.0 million transaction fee from the Company and was reimbursed for out-of-pocket expenses.

     In conjunction with the Recapitalization and in accordance with the Merger Agreement, the Company simultaneously granted the remaining 30,000 options authorized under the NBC 1995 Stock Incentive Plan to the Company's seven senior managers and then bought out and cancelled all 200,000 unexercised options at a cost of approximately $8.5 million. Such managers reinvested an aggregate of approximately $4.4 million of the proceeds from the buyout to purchase approximately 8.7% of Holdings Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the consummation of the Recapitalization, the authorized common stock of Holdings consisted of 5,000,000 shares of Class A common stock, par value $.01 per share (the "Common Stock"). At such time, there were 953,027 shares of Common Stock issued and outstanding, 869,735 shares held by HWH and 83,292 shares held by the senior managers of the Company. Each share of Common Stock entitles the holder thereof to one vote on all matters to be voted on by shareholders of the Company. Increases or decreases in the number of authorized shares of Common Stock requires the affirmative vote or consent of the holders of a majority of the issued and outstanding Common Stock.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     The description set forth below does not purport to be complete and is qualified in its entirety by reference to certain agreements setting forth the principal terms and conditions of the Credit Facilities.

     At the Closing, the Company entered into a Credit Agreement with the Chase Manhattan Bank ("Chase") and other lenders for which Chase acts as agent (collectively, the "Lenders") under which the Lenders provided Nebraska Book with the Credit Facilities in an aggregate principal amount of $110 million. The Credit Facilities consist of (i) the Tranche A Term Loan in the amount of $27.5 million, (ii) the Tranche B Term Loan in the amount of $32.5 million and (iii) the Revolving Credit Facility. The Revolving Credit Facility includes a $10 million letter of credit facility and a $5 million swing line facility.

CREDIT FACILITIES

     Availability. The availability of the Credit Facilities is subject to various conditions precedent typical for bank loans of this type including, among other things, the absence of any material adverse change with respect to the Company. The full amount of the Term Loans was made in single drawings on the date of the initial borrowing under the Credit Facilities (the "Closing Date") and amounts repaid or prepaid under the Term Loans may not be reborrowed. The availability of the commitments under the Revolving Credit Facility is subject to a borrowing base which generally equals the sum of specified percentages of the Eligible Accounts Receivable and Eligible Inventory (each as defined in the Credit Agreement), plus an over-advance amount of up to $10 million, depending upon the time of year. An additional $10 million is available to finance certain permitted acquisitions, provided that in no case may the amount of loans outstanding under the Revolving Credit Facility exceed $50 million. In addition, all extensions of credit will be subject to the condition that, at the time such credit is extended, the representations and warranties in the Loan Documents (as defined in the Credit Agreement) shall be true and correct and that no Default or Event of Default (each as defined in the Credit Agreement) shall have occurred and be continuing. As of March 31, 1998, $31.6 million under the Revolving Credit Facility was available to Nebraska Book, of which $5.4 million had been drawn.

     Loans under the Revolving Credit Facility are available at any time prior to the final maturity of the Revolving Credit Facility. Letters of credit are available at any time prior to the final maturity of the Revolving Credit Facility provided that no letter of credit may have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to March 31, 2004. Any letter of credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) in the previous sentence). Amounts repaid under the Revolving Credit Facility may be reborrowed. Letters of credit will be issued by Chase (the "Issuing Bank").

     Guarantees; Security. The obligations of Nebraska Book under the Credit Facilities and any interest rate protection agreements entered into with a Lender (or any affiliate thereof) are guaranteed by Holdings and will be guaranteed by each subsequently acquired or organized subsidiary of Nebraska Book (the "Guarantors"), other than any foreign subsidiary if such guarantee would result in adverse tax consequences to Nebraska Book (the "Guarantees"). The Credit Facilities is, and any interest rate protection agreements in respect thereof provided by any Lender (or any affiliate of a Lender) and the Guarantees will be, secured by a perfected first priority security interest in substantially all of the tangible and intangible assets of the Company and the Guarantors (including, without limitation, intellectual property, real property and all of the capital stock of Nebraska Book and each of its direct and indirect subsidiaries (limited to 65% of such capital stock in the case of foreign subsidiaries)).

     Final Maturity and Amortization. The Tranche A Term Loan will mature on March 31, 2004. The Tranche B Term Loan will mature on March 31, 2006. The Tranche A Term Loan will amortize in quarterly installments totalling $0.9 million in fiscal 1999, $2.6 million in fiscal 2000, $3.9 million in fiscal 2001, $5.8 million in fiscal 2002, $6.3 million in fiscal 2003 and $8.0 million in fiscal 2004. The Tranche B Term Loan will amortize in quarterly installments totalling $0.4 million in fiscal 1999, $0.5 million in fiscal 2000 through fiscal 2004, $11.2 million in fiscal 2005 and $18.4 million in fiscal 2006. The Revolving Credit Facility will mature on the earlier of March 31, 2006 and the date on which the Tranche A Term Loan is paid in full.

     Interest. The interest rate under the Credit Facilities is, at the option of Nebraska Book, either (i) the Alternate Base Rate ("ABR") (which is the highest of (a) Chase's prime rate, (b) the federal funds effective rate plus 0.50% and (c) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus a customary charge for FDIC deposit insurance and 1.00%) plus the Applicable Margin (as defined below) or
(ii) the rate for specified Eurodollar bank deposits (adjusted for statutory reserve requirements) (the "Eurodollar Rate") plus the Applicable Margin. Nebraska Book may elect interest periods of one, two, three, or six months for Eurodollar borrowings. The "Applicable Margin" means (a) with respect to the Revolving Credit Facility and the Tranche A Term Loan, (i) 1.25% in the case of ABR loans and (ii) 2.25% in the case of Eurodollar Rate loans; and (b) with respect to the Tranche B Term Loan, (i) 1.50% in the case of ABR loans and (ii) 2.50% in the case of Eurodollar Rate loans. The Applicable Margin with respect to Revolving Credit Loans and the Tranche A Term Loan is subject to reduction after four full fiscal quarters have been completed after the Closing Date based on Nebraska Book's Consolidated Leverage Ratio (as defined in the Credit Agreement), and is subject to increase based on Nebraska Book's failure to maintain a specified Consolidated Senior Debt to EBITDA Ratio (as defined in the Credit Agreement).

     Mandatory Prepayments; Voluntary Prepayments. Nebraska Book is required to make mandatory prepayments of the Credit Facilities (i) following each fiscal year with 75% (which percentage may be reduced commencing with the fiscal year ending March 31, 2000 to 50% based upon the achievement by Nebraska Book of certain financial performance standards to be agreed upon) of Excess Cash Flow (as defined in the Credit Agreement) for the immediately preceding fiscal year and (ii) 100% of the net cash proceeds of (a) all asset sales or other dispositions of property by Nebraska Book and its subsidiaries (including insurance proceeds), subject to certain customary exceptions, (b) all issuances of debt obligations of Holdings, Nebraska Book and any of their respective subsidiaries, subject to certain exceptions, and (c) any sale or issuance of equity, except for up to $15 million in equity provided by Haas Wheat under certain circumstances and certain other exceptions. Mandatory prepayments will be applied pro rata to the Term Loans and then to permanently reduce commitments under the Revolving Credit Facility. As among the Term Loans of any tranche, prepayments will be applied 75% ratably to the respective remaining installments thereof and 25% in the direct order to the respective next four installments thereof. The holders of the Tranche B Term Loan may decline to accept any mandatory prepayment so long as the Tranche A Term Loan is outstanding and, under such circumstances, in which event all amounts must be used to prepay the Tranche A Term Loan.

     Voluntary prepayments of loans under the Credit Facilities are permitted in whole or in part, at the option of Nebraska Book, in a minimum principal amount of $500,000, without premium or penalty. Any voluntary prepayment of loans under the Credit Facilities will be subject to reimbursement of the Lender's redeployment costs in the case of a prepayment of Eurodollar Rate borrowings other than on the last day of the relevant interest period. As among the Term Loans of any tranche, prepayments will be applied 75% ratably to the respective remaining installments thereof and 25% in the direct order to the respective next four installments thereof. The holders of the Tranche B Term Loan may decline to accept any voluntary prepayment so long as the Tranche A Term Loan is outstanding, in which event all amounts must be used to prepay loans under the Tranche A Term Loan.

     Fees. Nebraska Book has agreed to pay certain fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the Lenders equal to 0.50% per annum of the undrawn portion of the commitments in respect of the Credit Facilities, subject to reduction after four full fiscal quarters following the Closing Date to an amount not less than 0.30% per annum based on achievement of certain performance targets; (ii) a per annum letter of credit fee equal to the Applicable Margin then in effect with respect to Eurodollar Rate loans under the Revolving Credit Facility on the aggregate face amount of outstanding letters of credit plus a 0.25% per annum fronting bank fee for the Issuing Bank; (iii) annual administration fees; and (iv) agent, arrangement and other similar fees that will be paid on or prior to the Closing Date.

     Covenants. The Credit Agreement contains a number of covenants that, among other things, restrict the ability of Nebraska Book and its subsidiaries to incur additional indebtedness, prepay, redeem or repurchase other indebtedness or amend certain other debt instruments, pay dividends, grant liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, dispose of assets, make acquisitions, engage in mergers or consolidations, change the business conducted by Nebraska Book or its subsidiaries, make capital expenditures or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the Credit Agreement requires, among other things, that Nebraska Book maintain specified financial ratios and meet certain tests, including minimum interest coverage ratios, maximum leverage ratios and a minimum working capital requirement.

     Events of Default. The Credit Agreement contains customary events of default, including, but not limited to, nonpayment of principal or interest; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; bankruptcy; material judgments; certain events related to ERISA; actual or asserted invalidity of security documents; failure to maintain senior status; and a change of control.

SENIOR SUBORDINATED NOTES

     The Senior Subordinated Notes were issued in an aggregate principal amount of $110,000,000 and will mature on February 15, 2008. The Senior Subordinated Notes were issued under an indenture dated as of February 13, 1998 (the "Senior Subordinated Note Indenture") between Nebraska Book, as issuer, and United States Trust Company of New York, as trustee, and are senior subordinated unsecured obligations of Nebraska Book. Cash interest on the Senior Subordinated Notes accrues at a rate of 8 3/4% per annum and is payable semi-annually in arrears on each February 15 and August 15 of each year, commencing August 15, 1998 to the holders of record on the immediately preceding February 1 and August 1, respectively.

     On or after February 15, 2003, the Senior Subordinated Notes may be redeemed at the option of Nebraska Book, in whole at any time or in part from time to time, at a redemption price equal to the applicable percentage of the principal amount thereof set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on February 15 in the years set forth below:

                                                                REDEMPTION
                            YEAR                                  PRICE
                            ----                                ----------
2003........................................................    104.375%
2004........................................................    102.917%
2005........................................................    101.458%
2006 and thereafter.........................................    100.000%

     Notwithstanding the foregoing, at any time on or prior to February 15, 2001, Nebraska Book may use the net proceeds of one or more Equity Offerings (as defined therein) to redeem up to 35% of the Senior Subordinated Notes at a redemption price equal to 108.75% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date; provided, however, that after any such redemption the aggregate principal amount of the Senior Subordinated Notes outstanding must equal at least 65% of the original principal amount of the Senior Subordinated Notes.

     In the event of a Change of Control (as defined therein), each holder of Senior Subordinated Notes has the right to require the repurchase of such holder's Senior Subordinated Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date.

     The Senior Subordinated Note Indenture contains covenants that, among other things, limit the ability of Nebraska Book to incur additional indebtedness, pay dividends and make certain other Restricted Payments (as defined therein), enter into certain mergers or consolidations, incur certain liens, and engage in certain transactions with affiliates. Under certain circumstances Nebraska Book is required to make an offer to purchase Senior Subordinated Notes at a price equal to 100% of the principal amount thereof, plus accrued interest to the date of purchase with the proceeds of certain Asset Dispositions (as defined therein). The Senior Subordinated Note Indenture contains certain customary events of default which includes the failure to pay interest and principal, the failure to comply with certain covenants in the Senior Subordinated Notes or such Indenture, a default under certain indebtedness, the imposition of certain final judgments or warrants of attachment and certain events occurring under bankruptcy laws. See "Risk Factors -- Limitation on Access to Cash Flow of Subsidiaries; Holding Company Structure."

                           DESCRIPTION OF DEBENTURES

GENERAL

     The Initial Debentures were, and the Exchange Debentures will be, issued under an Indenture, dated as of February 13, 1998 (the "Indenture"), between Holdings and United States Trust Company of New York, as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summary of certain provisions of the Indenture and the Debentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended) and the Debentures. For purposes of this summary the term "Holdings" refers only to NBC Acquisition Corp. and not to any of its Subsidiaries.

     Interest is computed on the basis of a 360-day year comprised of twelve 30 day months. Principal of, premium, if any, and interest on the Debentures are payable, and the Debentures may be exchanged or transferred, at the office or agency of Holdings in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee in New York, New
York), except that, at the option of the Holdings, payment of interest may be made by check mailed to the address of the holders as such address appears in the Note Register. No service charge will be made for any registration of transfer or exchange of Debentures, but Holdings may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     The Debentures are issued in fully registered form without interest coupons, in denominations of $1,000 and any integral multiple of $1,000. The Debentures are represented by one or more registered notes in global form and in certain circumstances may be represented by Debentures in definitive form. See "Book Entry, Delivery and Form."

TERMS OF DEBENTURES

     The Debentures were issued at a discount to their aggregate principal amount at maturity to generate gross proceeds to Holdings on the Issue Date of approximately $45.0 million and will mature on February 15, 2009. The Debentures will accrete in value until February 15, 2003 at a rate per annum shown on the cover of this Prospectus, compounded semi-annually, to an aggregate principal amount of $76.0 million. Cash interest does not accrue on the Debentures prior to February 15, 2003. Thereafter, interest accrues at the rate per annum shown on the cover of this Prospectus and is payable semi-annually in cash and in arrears to the holders of record on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing August 15, 2003. Cash interest on the Debentures accrues from the most recent interest payment date to which interest has been paid or, if no interest has been paid, from February 15, 2003. All references to the principal amount of the Debentures herein are references to the principal amount at final maturity.

     The Debentures are unsecured, senior obligations of Holdings and rank pari passu in right of payment to all existing and future senior indebtedness of Holdings (including the guarantee by Holdings of the Credit Agreement, which is secured by a pledge of the capital stock of Nebraska Book). All the operations of Holdings are conducted through Nebraska Book and therefore Holdings is dependent upon the cash flow of Nebraska Book and its Subsidiaries to meet its obligations, including its obligations on the Debentures. See "Risk
Factors -- Holding Company Structure". The Credit Facilities and the Senior Subordinated Notes restrict Nebraska Book's ability to pay dividends or make other distributions to Holdings. The Debentures are effectively subordinated to all existing and future indebtedness and liabilities of Holdings' Subsidiaries (including trade credit, the Senior Subordinated Notes and Indebtedness of Nebraska Book Subsidiaries in respect of the Credit Agreement). Any right of Holdings to receive assets of any of its Subsidiaries upon such Subsidiary's liquidation or reorganization (and the consequent right of Holders of the Debentures to participate in those assets) are effectively subordinated to the claims of that Subsidiary's creditors except to the extent that Holdings itself is recognized as a creditor of such Subsidiary, in which case the claims of Holdings would still be subordinate to the claims of such creditors who hold security in the assets of such Subsidiary. At March 31, 1998, Holdings had no Indebtedness outstanding on a stand alone basis (other than the Debentures and Holdings' guarantee of the Credit Agreement) and the outstanding Indebtedness of Nebraska Book, Holdings' only Subsidiary, was $176.0 million (exclusive of unused commitments), $110.0 million in aggregate principal amount of the Senior Subordinated Notes, $65.4 million of Indebtedness in respect of the Credit Facilities and $0.6 million of other Indebtedness.

OPTIONAL REDEMPTION

     Except as set forth below, the Debentures are not redeemable at the option of Holdings prior to February 15, 2003. On and after such date, the Debentures are redeemable, at Holdings' option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

     If redeemed during the 12-month period commencing on February 15 of the years set forth below:

                           PERIOD                             REDEMPTION PRICE
                           ------                             ----------------
2003........................................................      105.375%
2004........................................................      103.583%
2005........................................................      101.792%
2006 and thereafter.........................................      100.000%

     In addition, at any time and from time to time prior to February 15, 2001, Holdings may redeem in the aggregate up to 35% of the original principal amount of the Debentures with the net proceeds of one or more Equity Offerings received by, or invested in, Holdings so long as there is a Public Market at the time of such redemption, at a redemption price (expressed as a percentage of Accreted Value thereof of 110.75%; provided, however, that at least 65% of the original principal amount of the Debentures must remain outstanding after each such redemption.

     In the case of any partial redemption, selection of the Debentures for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Debenture of $1,000 in original principal amount or less will be redeemed in part. If any Debenture is to be redeemed in part only, the notice of redemption relating to such Debenture shall state the portion of the principal amount thereof to be redeemed. A new Debenture in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Debenture.

     The Debentures do not have the benefit of any sinking fund.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each holder will have the right to require Holdings to repurchase all or any part of such holder's Debentures at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) or, in the case of
purchases of Debentures prior to February 15, 2003, at a purchase price equal to 101% of the Accreted Value thereof as of the date of purchase:

          (i) (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Holdings or Nebraska Book (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person shall be deemed to beneficially own any Voting Stock of Holdings or Nebraska Book held by a parent corporation, if such person "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation); and (B) the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 under the Exchange
     Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of Holdings (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of Holdings or such successor (for the purposes of this clause, such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as defined in clause
     (A) above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in this clause (B)), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

          (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Holdings or Nebraska Book (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Holdings or Nebraska Book, as the case may be, was approved by a vote of at least a majority of the directors of Holdings or Nebraska Book then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or is a designee of the Permitted Holders or was nominated or elected by such Permitted Holders or any of their designees) cease for any reason to constitute a majority of the Board of Directors of Holdings or Nebraska Book then in office; or

          (iii) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Holdings and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

          (iv) the adoption by the stockholders of a plan for the liquidation or dissolution of Holdings.

     Within 30 days following any Change of Control, unless Holdings has mailed a redemption notice with respect to all the outstanding Debentures in connection with such Change of Control as described under "-- Optional Redemption", Holdings shall mail a notice to each holder with a copy to the Trustee stating:
(i) that a Change of Control has occurred and that such holder has the right to require Holdings to purchase such holder's Debentures at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) or, in the case of purchases of Debentures prior to February 15, 2003, at a purchase price equal to 101% of the Accreted Value thereof as of the date of purchase;
(ii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iii) the procedures determined by Holdings, consistent with the Indenture, that a holder must follow in order to have its Debentures purchased.

     Holdings will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Debentures pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, Holdings will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

     The occurrence of a Change of Control also gives the holders of the Senior Subordinated Notes the right to require Nebraska Book to repurchase the Senior Subordinated Notes. In addition, the occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of Nebraska Book and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require Holdings to repurchase the Debentures could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Holdings. The Credit Agreement and the Senior Subordinated Notes restrict Nebraska Book from paying any dividends or making any other distributions to Holdings. If Holdings is unable to obtain dividends from Nebraska Book sufficient to permit the repurchase of the Debentures, Holdings will likely not have the financial resources to purchase the Debentures. In any event, there can be no assurance that the Subsidiaries or Holdings will have the resources available to pay any such dividend or make any such distribution. Finally, Holdings' ability to pay cash to the holders upon a repurchase may be limited by Holdings' then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Consequently, if Nebraska Book is not able to (i) prepay the Credit Agreement and any other indebtedness containing similar restrictions or obtain requisite consents, as described above, or (ii) to make a dividend payment to Holdings in an amount sufficient to permit Holdings to repurchase the Debentures, Holdings will be unable to fulfill its repurchase obligations if holders of Debentures exercise their repurchase rights following a Change of Control, thereby resulting in a default under the Indenture. The provisions of the Indenture may not afford holders of the Debentures the right to require Holdings to repurchase the Debentures in the event of a highly leveraged transaction that may adversely affect the holders of the Debentures if such transaction is not a transaction defined as a Change of Control.

     The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Holdings by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of Holdings and its Restricted Subsidiaries. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which is the choice of law under the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether Holdings is required to make an offer to repurchase the Debentures as described above.

CERTAIN COVENANTS

     The Indenture contains certain covenants including, among others, the following:

     Limitation on Indebtedness. (a) Holdings will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however,that prior to the second anniversary of the Issue Date, Nebraska Book and its Restricted Subsidiaries may Incur Indebtedness permitted to be Incurred pursuant to the Senior Subordinated Note Indenture and provided further, that Holdings and its Restricted Subsidiaries may Incur Indebtedness after the second anniversary of the Issue Date if on the date thereof the Consolidated Coverage Ratio for Holdings and its Restricted Subsidiaries is at least 1.75 to 1.00, if such Indebtedness is Incurred on or prior to the fifth anniversary of the Issue Date and 2.00 to 1.00, if such Indebtedness is Incurred thereafter.

     (b) Notwithstanding the foregoing paragraph (a) Holdings and its Restricted Subsidiaries may Incur the following Indebtedness: (i) Indebtedness Incurred pursuant to the Credit Agreement; provided, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (i) does not exceed $110 million at any time outstanding, less the aggregate principal amount of all scheduled repayments of principal thereof and all mandatory prepayments of principal thereof applied to permanently reduce the outstanding Indebtedness and commitments thereunder; (ii) the Subsidiary Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (i); (iii) Indebtedness of Holdings owing to and held by any Wholly-Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Holdings or any Wholly-Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to Holdings or a Wholly-Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (iv) Indebtedness represented by (x) the Debentures and the Senior Subordinated Notes, (y) any Indebtedness (other than the Indebtedness described in clauses (i), (ii) and (iii)) outstanding on the Issue Date and (z) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iv) or clause (v) or Incurred pursuant to paragraph (a) above;
(v) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by Holdings (other than Indebtedness Incurred to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was otherwise acquired by Holdings); provided, however, that at the time such Restricted Subsidiary is acquired by Holdings, Holdings would have been able to Incur $1.00 of additional Indebtedness pursuant to paragraph (a) above after giving effect to the Incurrence of such Indebtedness pursuant to this clause (v); (vi) Indebtedness under (a) Interest Rate Agreements entered into in connection with the Credit Agreement and (b) other Interest Rate Agreements; provided, however, that such other Interest Rate Agreements are entered into for bona fide hedging purposes of Holdings or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of Holdings) and correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of Holdings or its Restricted Subsidiaries Incurred without violation of the Indenture; (vii) Purchase Money Indebtedness of Holdings or any Subsidiary Guarantor Incurred on or after the Issue Date, provided, that (i) the aggregate principal amount of such Indebtedness Incurred on or after the Issue Date and outstanding at any time pursuant to this clause (vii) (including any Indebtedness issued to refinance, replace, renew, repay, extend or refund such Indebtedness) shall not exceed $5 million, and (ii)in each case, such Indebtedness as originally Incurred shall not constitute more than 100% of the cost (determined in accordance with GAAP) to Holdings or such Subsidiary Guarantor, as applicable, of the property so purchased or leased and (viii) Indebtedness (in addition to Indebtedness described in clauses (i) - (vii)) in a principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (viii) and then outstanding, will not exceed $10 million (which Indebtedness may be Incurred under the Credit Agreement).

     (c) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (b) above, Holdings, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     Limitation on Restricted Payments. (a) Holdings will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Holdings or any of its Restricted Subsidiaries) except
(A) dividends or distributions payable in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock and (B) dividends or distributions payable to Holdings or a Restricted Subsidiary of Holdings (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of Capital Stock on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Holdings held by Persons other than a Restricted Subsidiary of Holdings or any Capital Stock of a Restricted Subsidiary of Holdings held by any Affiliate of Holdings, other than another Restricted Subsidiary (in either case, other than in exchange for its Capital Stock (other than Disqualified Stock)),
(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to in clauses (i) through (iv) as a "Restricted Payment"), if at the time Holdings or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); or (2) Holdings shall not be able to incur an additional $1.00 of Indebtedness pursuant to paragraph (a) under "Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payments and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the first day of the quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment as to which financial results are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by Holdings from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than net proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of Holdings or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by Holdings or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); (C) the amount by which Indebtedness of Holdings is reduced on Holdings' balance sheet upon the conversion or exchange (other than by a Subsidiary of Holdings) subsequent to the Issue Date of any Indebtedness of Holdings convertible or exchangeable for Capital Stock of Holdings (less the amount of any cash, or other property, distributed by Holdings upon such conversion or exchange); (D) the amount equal to the net reduction in Investments made by Holdings or any of its Restricted Subsidiaries in any Person resulting from (i) repurchases or redemptions of such Investments by such Person, proceeds realized upon the sale of such Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Holdings or any Restricted Subsidiary of Holdings or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Holdings or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; provided, however, that no amount shall be included under this clause (D) to the extent it is already included in Consolidated Net Income and (E) until December 31, 1999, $1 million (reduced on a dollar for dollar basis, by the sum of the amounts described in (A), (B), (C) and (D)). For purposes of this covenant, the amount of any Restricted Payments, if other than in cash, shall be determined in good faith by the Board of Directors as evidenced by a certificate filed with the Trustee, except that in the event the value of any non-cash consideration shall be $5 million or more, the value shall be as determined in writing by an Independent Appraiser.

     (b) The provisions of paragraph (a) will not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of Holdings made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Holdings (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by Holdings or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (A) such purchase or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from clause (3) (B) of paragraph (a); (ii) any purchase or redemption of Subordinated Obligations of Holdings made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Holdings; provided, however, that such purchase or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that such purchase or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends shall be included in subsequent calculations of the amount of Restricted Payments; (v) payments for the purpose of, and in amounts equal to, amounts required to permit Holdings (A) to redeem or repurchase Capital Stock of Holdings from existing or former employees or management of Holdings or any Subsidiary or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemption or repurchases pursuant to this clause shall not exceed $2 million in the aggregate; provided, however, that such dividends shall be included in the calculation of the amount of Restricted Payments, and (B) to make loans or advances to employees or directors of Holdings or any Subsidiary the proceeds of which are used to purchase Capital Stock of Holdings, in an aggregate amount not in excess of $1 million at any one time outstanding; provided, however, that such dividends shall be included in the calculation of the amount of Restricted Payments; and (vi) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases shall be excluded from the calculation of the amount of Restricted Payments.

     Limitation on Liens. Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock), whether owned on the date of the Indenture or thereafter acquired, securing any Indebtedness of Holdings or, in the case of a Restricted Subsidiary, any Guarantee of Indebtedness of Holdings, unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Debentures or, in respect of Liens on any Restricted Subsidiary's property or assets securing Indebtedness of Holdings, the Guarantee by such Restricted Subsidiary of the Debentures required by "-- Future Subsidiary Guarantors", equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

     Limitation on Sale/Leaseback Transactions. Holdings will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless (i) Holdings or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/ Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of the Board of Directors delivered to the Trustee) of the property subject to such transaction; (ii) Holdings or such Restricted Subsidiary with respect thereto could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale -- Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness"; (iii) Holdings or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale-Leaseback Transaction without securing the Debentures by the covenant described under "-- Limitation on Liens"; and (iv) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "-- Limitation on Sale of Assets and Subsidiary Stock" (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. Holdings will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Holdings,
(ii) make any loans or advances to Holdings or (iii) transfer any of its property or assets to Holdings, except (a) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture (including, without limitation, the Credit Agreement and the Senior Subordinated Notes); (b) any encumbrance or restriction imposed by Indebtedness incurred under the Credit Agreement in accordance with the Indenture, provided, however that such encumbrance or restriction is not materially more restrictive than that imposed by the Credit Agreement as of the Issue Date; (c) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Holdings (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Holdings) and outstanding on such date; (d) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (a), (b) or (c) of this covenant or this clause (d) or contained in any amendment to an agreement referred to in clause (a), (b) or (c) of this covenant or this clause (d); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or amendment are not materially more restrictive than encumbrances and restrictions contained in such agreements; (e) in the case of clause (iii) above, any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Holdings or any Restricted Subsidiary not otherwise prohibited by the Indenture (including any Permitted Lien), (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements or (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Holdings or any Restricted Subsidiary; (f) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition; (g) encum-brances or restrictions arising or existing by reason of applicable law; (h) restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to paragraph (b)(vii) of the covenant "Limitation on Indebtedness," provided such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness and (i) any restriction pursuant to the Senior Subordinated Note Indenture and the Senior Subordinated Notes of the Company.

     Limitation on Sales of Assets and Subsidiary Stock. (a) Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless (i) Holdings or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition, (ii) at least 75% of the consideration thereof received by Holdings or such Restricted Subsidiary is in the form of cash or Cash Equivalents and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Holdings (or such Restricted Subsidiary, as the case may be) (A) first, to the extent Holdings or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Indebtedness (other than Indebtedness owed to Holdings or an Affiliate of Holdings) within 180 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), at Holdings' election to the investment in Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (C) third, to the extent of the balance of such Net Available Cash after application and in accordance with clauses (A) and (B), to make an offer to purchase the Senior Subordinated Notes at par plus accrued and unpaid interest, if any, thereon; and
(D) fourth, to make an offer to purchase (an "Offer") the Debentures at a price in cash equal to, prior to February 15, 2003, 100% of the Accreted Value thereof on the purchase date and, thereafter, 100% of the Accreted Value thereof plus accrued and unpaid interest to the purchase date, and other pari passu debt obligations subject to a similar covenant (collectively, the "pari passu debt obligations") at par plus accrued and unpaid interest to the purchase date; and
(E) fifth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B), (C) and (D), for other general corporate purposes not prohibited by the Indenture; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) above, Holdings or such Restricted Subsidiary shall retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions, Holdings and its Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance herewith except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceed $500,000. Holdings shall not be required to make an Offer for the Debentures and for the pari passu debt obligations pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B)) are less than $5 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

     The Credit Agreement and the Senior Subordinated Notes restrict Nebraska Book from paying any dividends or making any other distributions to Holdings. If Holdings is unable to obtain dividends from Nebraska Book sufficient to permit the repurchase of the Debentures, Holdings will likely not have the financial resources to purchase Debentures. In any event, there can be no assurance that the Subsidiaries of Holdings will have the resources available to pay any such dividend or make any such distribution.

     (b) If the aggregate principal amount (or accreted value, as applicable) of Debentures and pari passu debt obligations validly tendered and not withdrawn in connection with an Offer pursuant to clause (C) above exceeds the funds available therefor ("Offer Proceeds"), the Offer Proceeds will be apportioned between the Debentures and such pari passu debt obligations, with the portion of the Offer Proceeds payable in respect of the Debentures equal to the lesser of (i) the Offer Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of the Debentures and the denominator of which is the sum of the outstanding principal amount of the Debentures and the outstanding principal amount (or accreted value, as applicable) of the relevant pari passu debt obligations, and (ii) the aggregate principal amount of Debentures validly tendered and not withdrawn.

     (c) For the purposes of this covenant, the following are deemed to be cash:
(x) the assumption by the transferee of Indebtedness of Holdings or Indebtedness of any Restricted Subsidiary of Holdings and the release of Holdings or such Restricted Subsidiary from all liability on such Indebtedness or Indebtedness in connection with such Asset Disposition (in which case Holdings shall, without further action, be deemed to have applied such assumed Indebtedness in accordance with clause (A) of the preceding paragraph) and (y) securities received by Holdings or any Restricted Subsidiary of Holdings from the transferee that are promptly converted by Holdings or such Restricted Subsidiary into cash.

     (d) In the event of an Asset Disposition that requires the purchase of Debentures pursuant to clause (a)(iii)(C), Holdings will be required to purchase Debentures tendered pursuant to an Offer made by Holdings for the Debentures at a price in cash equal to, prior to February 15, 2003, 100% of the Accreted Value thereof on the purchase date and, thereafter, 100% of the Accreted Value thereof plus accrued and unpaid interest, if any, to the purchase date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Debentures tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Debentures, Holdings will apply the remaining Net Available Cash in accordance with clause (a)(iii)(E) above.

     (e) Holdings will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Debentures pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue thereof.

     Limitation on Affiliate Transactions. (a) Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Holdings (an "Affiliate Transaction") unless: (i) the terms of such Affiliate Transaction are no less favorable to Holdings or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate; (ii) in the event such Affiliate Transaction involves an aggregate amount in excess of $1 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of Holdings and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in (i) above); and (iii) in the event such Affiliate Transaction involves an aggregate amount in excess of $5 million, Holdings has received a written opinion from an independent investment banking firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate.

     (b) The foregoing paragraph (a) will not apply to (i) any Restricted Payment permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of Holdings, (iii) loans or advances to employees in the ordinary course of business of Holdings or any of its Restricted Subsidiaries, (iv) the fees payable by Holdings and Nebraska Book in connection with the Recapitalization, or (v) any transaction between Holdings and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries.

     Limitation on Capital Stock of Restricted Subsidiaries. Holdings will not sell any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock except: (i) to Holdings or a Wholly-Owned Subsidiary; or
(ii) in compliance with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock" if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to constitute a Restricted Subsidiary. Notwithstanding the foregoing, Holdings is permitted to sell all the Capital Stock of a Subsidiary as long as Holdings is in compliance with the terms of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock".

     SEC Reports. Notwithstanding that Holdings may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, Holdings will file with the SEC, and provide, within 15 days after Holdings is required to file the same with the SEC, the Trustee and the holders of the Debentures with the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act. In the event that Holdings is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, Holdings will nevertheless deliver such Exchange Act information to the Trustee and the holders of the Debentures as if Holdings were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

     Merger and Consolidation. Holdings will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Holdings) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Holdings under the Debentures and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of "Limitation on Indebtedness"; and (iv) Holdings shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Holdings under the Indenture, but, in the case of a lease of all or substantially all its assets, Holdings will not be released from the obligation to pay the principal of and interest on the Debentures.

     Notwithstanding the foregoing clauses (ii) and (iii), (i) any Restricted Subsidiary of Holdings may consolidate with, merge into or transfer all or part of its properties and assets to Holdings and (ii) Holdings may merge with an Affiliate incorporated solely for the purpose of reincorporating Holdings in another jurisdiction to realize tax or other benefits.

     Future Subsidiary Guarantors. After the Issue Date, Holdings will cause each Restricted Subsidiary which Guarantees Indebtedness of Holdings to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Debentures on the same terms as the Guarantee of such Indebtedness except that if such Indebtedness is a Subordinated Obligation, any such Guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Subsidiary Guarantor's Subsidiary Guarantee of the Debentures to the same extent as such Indebtedness is subordinated to the Debentures.

     The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

     Each Subsidiary Guarantor will be permitted to consolidate with or merge into or sell its assets to Holdings or another Subsidiary Guarantor without limitation. Each Subsidiary Guarantor will be permitted to consolidate with or merge into or sell all or substantially all its assets to a corporation, partnership or trust other than Holdings or another Subsidiary Guarantor (whether or not affiliated with the Subsidiary Guarantor). Upon the sale or disposition of a Subsidiary Guarantor (by merger, consolidation, the sale of all or substantially all of its assets) to a Person (whether or not an Affiliate of the Subsidiary Guarantor) which is not a Subsidiary of Holdings, which sale or disposition is otherwise in compliance with the Indenture (including the covenant described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock"), such Subsidiary Guarantor shall be deemed released from all its obligations under the Indenture and its Subsidiary Guarantee and such Subsidiary Guarantee shall terminate; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any other Indebtedness of Holdings shall also terminate upon such release, sale or transfer.

     Limitation on Lines of Business. Holdings will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

EVENTS OF DEFAULT

     Each of the following constitutes an Event of Default under the Indenture:
(i) a default in any payment of interest on any Debenture when due, continued for 30 days, (ii) a default in the payment of principal of any Debenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, (iii) the failure by Holdings to comply with its obligations under "Certain Covenants -- Merger and Consolidation above, (iv) failure by Holdings to comply for 30 days after notice with any of its obligations under the covenants described under "Change of Control" above or under covenants described under "Certain Covenants" above (in each case, other than a failure to purchase Debentures which shall constitute an Event of Default under clause (ii) above), (v) the failure by Holdings to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of Holdings or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of Holdings or a Significant Subsidiary (the "bankruptcy provisions"), or (viii) any judgment or decree for the payment of money in excess of $10 million is rendered against Holdings or a Significant Subsidiary and such judgment or decree shall remain undischarged or unstayed for a period of 60 days after such judgment becomes final and non-appealable (the "judgment default provision") or (ix) any Subsidiary Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee. However, a default under clauses (iv) and (v) will not constitute an Event of Default until the Trustee or the holders of more than 25% in principal amount of the outstanding Debentures notify Holdings of the default and Holdings does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Debentures by notice to Holdings and the Trustee may declare the principal of (or if prior to February 15, 2003, the Accreted Value of) and accrued and unpaid interest, if any, on all the Debentures to be due and payable. Upon such a declaration, such principal or Accreted Value and accrued and unpaid interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Holdings occurs and is continuing, the principal of and accrued and unpaid interest on all the Debentures will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Debentures may rescind any such acceleration with respect to the Debentures and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or Accreted Value, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Debentures unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Debentures have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Debentures have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Debentures are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of (or if prior to February 15, 2003, the Accreted Value of) premium, if any, or interest on any Debentures, the Trustee may withhold notice if and so long as a committee of its Trust officers in good faith determines that withholding notice is in the interests of the Note holders. In addition, Holdings is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Holdings also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action Holdings is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Debentures then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Debentures then outstanding. However, without the consent of each holder of an outstanding Debenture affected, no amendment may, among other things, (i) reduce the amount of Debentures whose holders must consent to an amendment, (ii) reduce the stated rate of or extend the stated time for payment of interest on any Debenture, (iii) reduce the principal of or extend the Stated Maturity of any Debenture, (iv) reduce the premium payable upon the redemption or repurchase of any Debenture or change the time at which any Debenture may be redeemed as described under "Optional Redemption" above, (v) make any Debenture payable in money other than that stated in the Debenture, (vi) impair the right of any holder to receive payment of principal of and interest on such holder's Debentures on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Debentures or (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

     Without the consent of any holder, Holdings and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of Holdings under the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures (provided that the uncertificated Debentures are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Debentures are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Debentures, to secure the Debentures, to add to the covenants of Holdings for the benefit of the holders or to surrender any right or power conferred upon Holdings, to make any change that does not adversely affect the rights of any holder or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

     The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, Holdings is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

     Holdings at any time may terminate all its obligations under the Debentures and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Debentures, to replace mutilated, destroyed, lost or stolen Debentures and to maintain a registrar and paying agent in respect of the Debentures. In such event, the Subsidiary Guarantees in effect at such time shall terminate. Holdings at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Subsidiary Guarantee provision described under "Events of Default" above and the limitations contained in clause (iii) under "Certain Covenants -- Merger and Consolidation" above ("covenant defeasance"). If Holdings exercises its covenant defeasance option, Holdings may, by written notice to the Trustee prior to the delivery of the Opinion of Counsel referred to below, elect to have any Subsidiary Guarantees in effect at such time terminate.

     Holdings may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Holdings exercises its legal defeasance option, payment of the Debentures may not be accelerated because of an Event of Default with respect thereto. If Holdings exercises its covenant defeasance option, payment of the Debentures may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries), (viii) or (ix) under "Events of Default" above or because of the failure of Holdings to comply with clause (iii) under "Certain Covenants -- Merger and Consolidation" above.

     In order to exercise either defeasance option, Holdings must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Debentures to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Debentures will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

     United States Trust Company of New York is the Trustee under the Indenture and has been appointed by Holdings as Registrar and Paying Agent with regard to the Debentures.

GOVERNING LAW

     The Indenture provides that it and the Debentures are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     "Accreted Value" means as of the date of determination prior to February 15, 2003, with respect to any Debenture, the sum of (a) the initial offering price of such Debenture and (b) the portion of the excess of the principal amount of such Debenture over such initial offering price which shall have been accreted thereon through such date, such amount to be so accreted on a daily basis at the rate of 10 3/4% per annum of the initial offering price of such Debenture, compounded semi-annually on each February 15 and August 15 from the Issue Date through the date of determination, computed on the basis of a 360-day year of twelve 30-day months. The Accreted Value of any Debenture on or after February 15, 2003 shall be 100% of the principal amount thereof.

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) to be used by Holdings or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdings or a Restricted Subsidiary of Holdings; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of Holdings; provided, however, that, in the case of clauses (ii) and
(iii), such Restricted Subsidiary is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions that are part of a common plan) of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by Holdings or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to a Subsidiary Guarantor, (ii) the disposition of Cash

Equivalents in the ordinary course of business, (iii) a disposition of inventory or other property in the ordinary course of business, (iv) a disposition of obsolete, damaged or worn out equipment or equipment that is no longer useful in the conduct of the business of Holdings and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business, (v) transactions permitted under "Certain Covenants -- Merger and Consolidation" above, (vi) for purposes of "Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to "Limitation on Restricted Payments", (vii) transactions permitted by paragraph (b) under the covenant "Limitation on Affiliate Transactions" above, (viii) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind, and (ix) pursuant to foreclosure or other exercise of remedies.

     "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest (or accretion) rate borne by the Senior Subordinated Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable by Nebraska Book under or in respect of the Credit Agreement and any related notes, collateral documents, letters of credit and guarantees and any interest protection agreements entered into with a Lender (as defined in the Credit Agreement) in connection with the Credit Agreement, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Nebraska Book at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

     "Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof, having maturities of not more than one year from the date of acquisition; (ii) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of "A" or better from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; (iii) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by Standard & Poor's Rating Group, or "A" or the equivalent thereof by Moody's Investors Service, Inc., and having capital and surplus in excess of $500 million; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (i), (ii) and (iii) entered into with any bank meeting the qualifications specified in clause (iii) above; (v) commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by Standard & Poor's Rating Group or "P-2" or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in either case maturing within 270 days after the date of acquisition thereof; and (vi) interests in any investment company which invests solely in instruments of the type specified in clauses (i) through (v) above.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Coverage Ratio" as of any date of determination means, with respect to any Person, the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if Holdings or any Restricted Subsidiary (x) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on
(A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period Holdings or any Restricted Subsidiary shall have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Holdings or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Holdings and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Holdings and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period Holdings or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into Holdings) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause
(2) or (3) above if made by Holdings or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of Holdings. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of twelve months). Notwithstanding anything herein to the contrary, if at the time the calculation of the Consolidated Coverage Ratio is to be made, Holdings does not have available consolidated financial statements reflecting the ownership by Holdings of CSC and Specialty Books for a period of at least four full fiscal quarters, all calculations required by the Consolidated Coverage Ratio shall be prepared on a pro forma basis, as though each such transaction (to the extent not otherwise reflected in the consolidated financial statements of Holdings) had occurred on the first day of the four fiscal quarter period for which such calculation is being made.

     "Consolidated EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization of intangibles and (v) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation). Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the interest, depreciation and amortization of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating the Consolidated Net Income of such Person.

     "Consolidated Interest Expense" means, for any period, the total interest expense of Holdings and its consolidated Subsidiaries, plus, to the extent not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP, (ii) amortization of debt discount and debt issuance cost (other than such discounts and costs incurred in connection with the Recapitalization), (iii) capitalized interest and accrued interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) interest actually paid by Holdings or any such Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (including amortization of fees), (viii) dividends in respect of all Disqualified Stock of Holdings and all Preferred Stock of Subsidiaries, in each case, held by Persons other than Holdings or a Wholly-Owned Subsidiary and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Holdings) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by Holdings or any Restricted Subsidiary;

less interest income. For purposes of the foregoing, total interest expense shall be determined after giving effect to any net payments made or received by Holdings and its Subsidiaries with respect to Interest Rate Agreements. Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary of Holdings that was not a Wholly-Owned Subsidiary shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

     "Consolidated Net Income" means, for any period, the net income (loss) of Holdings and its Consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in (iv) below, Holdings' equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Holdings or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) Holdings' equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from Holdings or a Restricted Subsidiary; (ii) any net income (loss) of any Person acquired by Holdings or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Holdings, except that (A) subject to the limitations contained in (iv) below Holdings' equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Holdings or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (B) Holdings' equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Holdings or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person; (v) any extraordinary gain or loss and (vi) the cumulative effect of a change in accounting principles.

     "Consolidated Tangible Assets" means, as of any date of determination, the total assets, less goodwill, deferred financing costs and other intangibles less accumulated amortization, shown on the balance sheet of Holdings and its Restricted Subsidiaries as of the most recent date for which such balance sheet is available, determined on a consolidated basis in accordance with GAAP.

     "Credit Agreement" means (i) the Senior Secured Credit Agreement to be entered into among Holdings, Nebraska Book, The Chase Manhattan Bank, as Administrative Agent, and the lenders parties thereto from time to time, as the same may be amended, supplemented or otherwise modified from time to time and any guarantees issued thereunder and (ii) any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original Administrative Agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Credit Agreement or any other credit or other agreement or indenture).

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) the Bank Indebtedness in the case of Nebraska Book and (ii) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding capital stock which is convertible or exchangeable solely at the option of Holdings or a Restricted Subsidiary) or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the Notes, provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such Stated Maturity shall be deemed to be Disqualified Stock.

     "Equity Offering" means an offering or issuance for cash by Holdings of its respective common stock, or options, warrants or rights with respect to its common stock.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Holdings" means NBC Acquisition Corp., a Delaware corporation, or any successor thereto which assumes the obligations under the Debentures pursuant to the Indenture.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto); (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services; (v) all Capitalized Lease Obligations and all Attributable Indebtedness of such Person; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any

Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, net obligations of such Person under Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Independent Appraiser" means, with respect to any transaction or series of related transactions, an independent, nationally recognized appraisal or investment banking firm or other expert with experience in evaluating or appraising the terms and conditions of such transaction or series of related transactions.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. For purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include the portion (proportionate to Holdings' equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of Holdings at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdings shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to
(x) Holdings' "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to Holdings' equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Holdings.

     "Issue Date" means the date on which the Initial Debentures were originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Holdings or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale.

     "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of Holdings.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Holdings or the Trustee.

     "Permitted Holders" means each of (i) HWH Capital Partners, L.P. (the "Partnership") or Haas Wheat & Partners Incorporated and any of their respective Affiliates; (ii) any officer or other member of management employed by Holdings or any Subsidiary as of the date of the Indenture; (iii) Robert B. Haas and Douglas D. Wheat; (iv) family members or relatives of the persons described in clauses (ii) and (iii); (v) any trusts created for the benefit of the persons described in clause (ii), (iii) or (iv); (vi) in the event of the incompetence or death of any of the persons described in clauses (ii), (iii) and (iv), such person's estate, executor, administrator, committee or other personal representatives or beneficiaries; and (vii) upon a distribution by the Partnership of all or any of the stock of Holdings, the affiliated partners of the Partnership and any Affiliate thereof.

     "Permitted Investment" means an Investment by Holdings or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;
(ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Holdings or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business; (iii) cash and Cash Equivalents; (iv) receivables owing to Holdings or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Holdings or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of Holdings or such Restricted Subsidiary; and (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Holdings or any Restricted Subsidiary or in satisfaction of judgments.

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves have been taken on the books of Holdings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing an Interest Rate Agreement so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing the Interest Rate Agreement; and
(g) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of Holdings or any of its Restricted Subsidiaries; (h) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (i) Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of Purchase Money Indebtedness relating to assets or property acquired or constructed in the ordinary course of business provided that (x) the aggregate principal amount of Indebtedness secured by such Liens shall not exceed the cost of the assets or property so acquired or constructed and (y) such Liens shall not encumber any other assets or property of Holdings or any Restricted Subsidiary other than such Assets or property and assets affixed or appurtenant thereto; (j) Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor expository institution; provided that (x) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Holdings in excess of those set forth by regulations promulgated by the Federal Reserve Board, and (y) such deposit account is not intended by Holdings or any Restricted Subsidiary to provide collateral to the depository institution; (k) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Holdings and its Restricted Subsidiaries in the ordinary course of business (l) Liens existing on the Issue Date; (m) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by Holdings or any Restricted Subsidiary; (n) Liens on property at the time Holdings or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Holdings or any Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by Holdings or any Restricted Subsidiary; (o) Liens securing Indebtedness or other obligations of a Subsidiary owing to Holdings or a Wholly-Owned Subsidiary; and
(p) Liens securing Refinancing Indebtedness incurred to Refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     A "Public Market" exists at any time with respect to the common stock of Holdings if (i) the common stock of Holdings, as the case may be, is then registered with the Securities Exchange Commission pursuant to Section 12(b) or 12(g) of Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System and
(ii) at least 15% of the total issued and outstanding common stock of Holdings has been distributed prior to such time by means of an effective registration statement under the Securities Act.

     "Purchase Money Indebtedness" of any person means any Indebtedness of such person to any seller or other person incurred to finance the acquisition or construction (including in the case of a Capitalized Lease Obligation, the lease) of any business or real or personal tangible property (or, in each case, any interest therein) acquired or constructed after the Issue Date which, in the reasonable good faith judgment of the Board of Directors of Holdings is related to a Related Business of Holdings and which is incurred concurrently with, or within 180 days of, such acquisition or the completion of such construction and, if secured, is secured only by the assets so financed.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance", "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of Holdings that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) of the Indebtedness being refinanced.

     "Related Business" means any business which is the same as or related, ancillary or complementary to any of the businesses of Holdings and its Restricted Subsidiaries on the date of the Indenture.

     "Representative" means any trustee, agent or representative (if any) of an issue of Senior Indebtedness.

     "Restricted Subsidiary" means any Subsidiary of Holdings other than an Unrestricted Subsidiary.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby Holdings or a Restricted Subsidiary transfers such property to a Person and Holdings or a Subsidiary leases it from such Person.

     "Senior Subordinated Notes" means the $110.0 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2008 of Nebraska Book.

     "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of Holdings within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision.

     "Subordinated Obligation" means any Indebtedness of Holdings (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Debentures pursuant to a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary shall refer to a Subsidiary of Holdings.

     "Subsidiary Guarantee" means, individually, any Guarantee of payment of the Debentures by a Subsidiary Guarantor pursuant to the terms of the Indenture, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed in the Indenture.

     "Subsidiary Guarantor" means any Restricted Subsidiary created or acquired by Holdings after the Issue Date which Guarantees Indebtedness of Holdings.

     "Unrestricted Subsidiary" means (i) any Subsidiary of Holdings that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of Holdings (including any newly acquired or newly formed Subsidiary of Holdings) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, Holdings or any Restricted Subsidiary of Holdings that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total consolidated assets of $10,000 or less or (B) if such Subsidiary has consolidated assets greater than $10,000, then such designation would be permitted under "Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) Holdings could Incur $1.00 of additional Indebtedness pursuant to paragraph (a) under "Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Wholly-Owned Subsidiary" means a Restricted Subsidiary of Holdings, all of the Capital Stock of which (other than directors' qualifying shares) is owned by Holdings or another Wholly-Owned Subsidiary.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


     In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to the Company, the following are the material federal income tax consequences of the purchase, ownership and disposition of the Debentures. It is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor, nor any tax consequences arising under the laws of any state, locality, or foreign jurisdiction, and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold Debentures as part of a straddle, shortsale or conversion transaction, or holders subject to the alternative minimum tax, may be subject to special rules. In addition, the summary is limited to persons that will hold the Debentures as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. As used herein, a "U.S. Holder" of a Debenture means a holder that is
(i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a U.S. person as described in section 7701(a)(30) of the Code. A "Non-U.S. Holder" is a holder that is not a U.S. Holder. ALL INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF NOTES.

TAXATION OF HOLDERS ON EXCHANGE

     The exchange of an Initial Debenture for an Exchange Debenture will not be a taxable event to the holder of an Initial Debenture, and a holder will not recognize any taxable gain or loss as a result of such an exchange. Accordingly, a holder will have the same adjusted basis and holding period in an Exchange Debenture as it had in an Initial Debenture immediately before the exchange. Further, the tax consequences of ownership and disposition of any Exchange Debenture will be the same as the tax consequences of ownership and disposition of an Initial Debenture.

ORIGINAL ISSUE DISCOUNT

     The Debentures will have original issue discount for federal income tax purposes. The amount of original issue discount ("OID") on a Debenture is the excess of its "stated redemption price at maturity" (the sum of all payments to be made on the Debenture, whether denominated as interest or principal) over its "issue price." The "issue price" of each Debenture will be the initial offering price at which a substantial amount of Debentures are sold. Each U.S. Holder (whether a cash or accrual method taxpayer) will be required to include in income such OID as it accrues, in advance of the receipt of some or all of the related cash payments.

     The amount of OID includable in income by the initial U.S. Holder of a Debenture is the sum of the "daily portions" of OID with respect to the Debenture for each day during the taxable year or portion of the taxable year on which such holder held such Debenture ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The accrual periods for a Debenture will be periods that are each selected by the holder that are no longer than one year, provided that each scheduled payment occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of OID allocable to any accrual period other than the initial short accrual period (if any) and the final accrual period is an amount equal to the product of the Debenture's "adjusted issue price" at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). The amount of OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price of the Debenture at the beginning of the final accrual period. The amount of OID allocable to any initial short accrual period may be computed under any reasonable method. The adjusted issue price of the Debenture at the start of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any prior payments with respect to such Debenture. Holdings is required to report the amount of OID accrued on Debentures held of record by persons other than corporations and other exempt holders, which may be based on accrual periods other than those chosen by the holder. A holder will not be required to recognize any income upon the receipt of interest payments on the Debentures.

     The tax basis of a Debenture in the hands of the U.S. Holder will be increased by the amount of OID, if any, on the Debenture that is included in the holder's income pursuant to these rules, and will be decreased by the amount of any payments made with respect to the Debenture.

ACQUISITION PREMIUM

     A subsequent U.S. Holder of a Debenture is generally subject to rules for accruing OID described above. However, if the U.S. Holder's purchase price for the Debenture exceeds the "revised issue price" (the sum of the issue price of the Debenture and the aggregate amount of the OID includible in the gross income of all holders for periods before the acquisition of the Debenture by such holder), the excess (referred to as "acquisition premium") is offset ratably against the amount of OID otherwise includible in such holder's taxable income (i.e., such holder may reduce the daily portions of OID by a fraction, the numerator of which is the excess of such holder's purchase price for the Debenture over the revised issue price, and the denominator of which is the excess of the sum of all amounts payable on the Debenture after the purchase date over the Debenture's revised issue price).

MARKET DISCOUNT

     If a subsequent U.S. Holder purchases a Debenture for an amount that is less than its revised issue price, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Debenture as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such a Debenture at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Debenture.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debenture, unless the U.S. Holder elects to accrue on a constant interest method. A U.S. Holder of a Debenture may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service (the "IRS").

SALE, EXCHANGE AND RETIREMENT

     A U.S. Holder's tax basis in a Debenture will, in general, be the U.S. Holder's cost therefor, increased by any accrued OID or market discount previously included in income by the holder and reduced by any previous payments with respect to a Debenture. Upon the sale, exchange or retirement of a Debenture, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the adjusted tax basis of the Debenture. Except as described above with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Debenture has been held for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Debentures and to the proceeds of sale of a Debenture made to U.S. Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

REPORTING REQUIREMENTS

     Holdings will provide annual information statements to holders of the Debentures and to the IRS, setting forth the amount of original issue discount determined to be attributable to the Debentures for that year.

SPECIAL CONSIDERATIONS FOR NON-U.S. HOLDERS

     Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of U.S. federal income tax will be required with respect to the payment by Holdings or any Paying Agent of principal or interest (which for purposes of this discussion includes OID) on a Debenture owned by a Non-U.S. Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Holdings entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to Holdings through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Debenture is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(c)(3)(A) of the Code;

          (b) no withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange or retirement of a Debenture; and

          (c) a Debenture beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to U.S. federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Debenture would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

     To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Debenture, or a financial institution holding the Debenture on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of Holdings with a statement to the effect that the beneficial owner is not a U.S. person. Pursuant to current temporary Treasury regulations, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person (which certification may be made on an IRS Form W-8 (or successor form)) or (2) a financial institution holding the Debenture on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interests paid after December 31, 1998 with respect to an offshore account or through certain foreign intermediaries.

     If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest (including OID) made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the Debenture provides Holdings or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Debenture is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulation, Non-U.S. Holders will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and premium, if any, or interest on the Debenture is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on such interest and OID on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such premium, if any, and interest on a Debenture will be included in such foreign corporation's earnings and profits.

     Any gain or income realized upon the sale, exchange or retirement of a Debenture generally will not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions are met.

     No information reporting or backup withholding will be required with respect to payments made by Holdings or any paying agent to Non-U.S. Holders if a statement described in (a)(iv) under "Non-U.S. Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a U.S. person.

     In addition, backup withholding and information reporting will not apply if payments of the principal, interest, OID or premium on a Debenture are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Debenture, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Debenture to the owner thereof. If, however, such nominee, custodian, agent or broker is, for U.S. federal income tax purposes, a U.S. Person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, after December 31, 1998, if such nominee, custodian, agent or broker is a foreign partnership, in which one or more U.S. persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Payments of principal, interest, OID and premium on a Debenture paid to the beneficial owner of a Debenture by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Debenture, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a U.S. person or otherwise establishes an exemption.

     As mentioned above, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

     THE FOREGOING SUMMARY OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF A DEBENTURE IN LIGHT OF HIS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. EACH HOLDER OF A DEBENTURE SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF A DEBENTURE, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OR SUBSEQUENT VERSIONS THEREOF.

                         BOOK-ENTRY; DELIVERY AND FORM

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL DEBENTURES

     Except as set forth below, the Exchange Debentures will initially be issued in the form of one or more registered Exchange Debentures in global form without coupons (each a "Global Debenture"). Each Global Debenture will be deposited on the date of the closing of the exchange of the Exchange Debentures for Initial Debentures (the "Exchange Offer Closing Date") with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by it from time to time. The Company takes no responsibility for these operations or procedures, and holders are urged to contact DTC or its participants directly to discuss these matters.

     DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "clearing agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

     The Company expects that pursuant to procedures established by DTC (i) upon deposit of each Global Debenture, DTC will credit the accounts of Participants designated by the Initial Purchaser with an interest in the Global Debenture and
(ii) ownership of the Debentures will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a Global Debenture to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in Debentures represented by a Global Debenture to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a Global Debenture, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by the Global Debenture for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Debenture will not be entitled to have Debentures represented by such Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of Certificated Debentures, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Debenture must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or such Global Debenture. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of Debentures, or a holder that is an owner of a beneficial interest in a Global Debenture desires to take any action that DTC, as the holder of such Global Debenture, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Debentures by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Debentures.

     Payments with respect to the principal of, and premium, if any, Liquidated Damages, if any, and interest on, any Debentures represented by a Global Debenture registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Debenture representing such Debentures under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Debentures, including the Global Debentures, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Debenture (including principal, premium, if any, Liquidated Damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Debenture will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

CERTIFICATED DEBENTURES

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events as provided in the Indenture, then, upon surrender by DTC of the Global Notes, Certificated Debentures will be issued to each person that DTC identifies as the beneficial owner of the Debentures represented by the Global Debentures. Upon any such issuance, the Trustee is required to register such Certificated Debentures in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Debentures to be issued).

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Debentures for its own account pursuant to the Exchange Offer must represent that it will deliver a prospectus in connection with any resale of such Exchange Debentures. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Debentures received in exchange for Debentures where such Debentures were acquired as a result of market-making activities or other trading activities. Holdings has agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use
in connection with any such resale. In addition, until           , 199 , all
dealers effecting transactions in the Exchange Debentures may be required to deliver a prospectus.

     Holdings will not receive any proceeds from any sale of Exchange Debentures by broker-dealers. Exchange Debentures received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Debentures. Any broker-dealer that resells Exchange Debentures that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Debentures may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Debentures and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by representing that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date Holdings will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. Holdings has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Debentures) other than commissions or concessions of any broker-dealers and will indemnify the Holders of the Debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Exchange Debentures offered hereby will be passed upon for Holdings by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                    EXPERTS

     The financial statements of the Company as of March 31, 1998, 1997 and 1996 and August 31, 1995 and for the years ended March 31, 1998 and 1997, seven months ended March 31, 1996 and five months ended August 31, 1995 included in this Prospectus and the financial statement schedules as of March 31, 1998 and 1997 and for the years ended March 31, 1998 and 1997, the seven months ended March 31, 1996 and five months ended August 31, 1995 included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Holdings filed with the SEC the Registration Statement under the Securities Act with respect to the Exchange Debentures being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to Holdings and the Exchange Debentures, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions is such exhibit, to which reference is hereby made. Copies of the Registration Statement may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the SEC's Regional Offices located at the Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. The SEC maintains a World Wide Web site (http://www.sec.gov that contains such material regarding issuers that file electrically with the SEC. The Registration Statement has to be filed.

     Holdings is not currently subject to the information requirements of the Exchange Act, and in accordance therewith, will file periodic reports and other information with the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of any material so filed can be obtained from the Public Reference Section of the SEC at the address set forth above, upon payment of certain fees prescribed by the SEC.

     Pursuant to the Indenture, Holdings has agreed to provide the Trustee and holders of the Debentures with annual, quarterly and other reports at the times and containing in all material respects the information specified in Section 13 and 15(d) of the Exchange Act and to file such reports with the SEC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                             NBC ACQUISITION CORP.

FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF NBC ACQUISITION CORP.
  (AS SUCCESSOR)
     YEARS ENDED MARCH 31, 1998 AND 1997 AND SEVEN MONTHS
      ENDED MARCH 31, 1996
     Independent Auditors' Report...........................   F-2
     Consolidated Balance Sheets............................   F-3
     Consolidated Statements of Operations..................   F-4
     Consolidated Statements of Stockholders' Equity
      (Deficit).............................................   F-5
     Consolidated Statements of Cash Flows..................   F-6
     Notes to Consolidated Financial Statements.............   F-7
FINANCIAL STATEMENTS OF NEBRASKA BOOK COMPANY, INC. (AS
  PREDECESSOR)
     FIVE MONTHS ENDED AUGUST 31, 1995
     Independent Auditors' Report...........................  F-19
     Balance Sheet..........................................  F-20
     Statement of Operations................................  F-21
     Statement of Stockholder's Equity......................  F-22
     Statement of Cash Flows................................  F-23
     Notes to Financial Statements..........................  F-24

                             NBC ACQUISITION CORP.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NBC Acquisition Corp.
Lincoln, Nebraska

     We have audited the accompanying consolidated balance sheets of NBC Acquisition Corp. and subsidiary as of March 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended March 31, 1998 and 1997 and the seven months ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NBC Acquisition Corp. and subsidiary as of March 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended March 31, 1998 and 1997 and the seven months ended March 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 22, 1998

                             NBC ACQUISITION CORP.

                          CONSOLIDATED BALANCE SHEETS

                                                                        MARCH 31,
                                                              -----------------------------
                                                                  1998             1997
                                                              -------------    ------------
                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   5,806,890    $  9,976,964
  Receivables...............................................  21,383,146...      15,322,275
  Inventories...............................................  48,810,714...      44,288,392
  Recoverable income tax....................................      4,374,048         574,375
  Deferred income tax benefit...............................      1,183,529       1,156,540
  Prepaid expenses and other assets.........................        189,950         330,523
                                                              -------------    ------------
         Total current assets...............................     81,748,277      71,649,069

PROPERTY AND EQUIPMENT......................................     28,716,839      25,436,653
  Less accumulated depreciation.............................     (5,984,932)     (3,534,097)
                                                              -------------    ------------
                                                                 22,731,907      21,902,556

GOODWILL AND OTHER INTANGIBLES, net of amortization.........     44,866,800      31,898,517
OTHER ASSETS................................................      2,798,270       1,719,118
                                                              -------------    ------------
                                                              $ 152,145,254    $127,169,260
                                                              =============    ============
                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  14,882,760    $ 10,870,820
  Accrued employee compensation and benefits................      3,797,242       2,960,075
  Accrued interest..........................................      1,788,547       1,265,880
  Accrued expenses..........................................        498,740         352,942
  Current maturities of long-term debt......................      1,327,696         263,654
  Revolving credit facility.................................      5,400,000              --
                                                              -------------    ------------
         Total current liabilities..........................     27,694,985      15,713,371

LONG-TERM DEBT, net of current maturities...................    214,869,495      79,260,024

OTHER LONG-TERM LIABILITIES.................................        150,604         498,686

COMMITMENTS (Note J)

STOCKHOLDERS' EQUITY (DEFICIT) (Note A):
  Class A common stock, voting, authorized 5,000,000 shares
    at March 31, 1998 and 4,500,000 shares at March 31, 1997
    of $.01 par value; issued and outstanding 953,027 and
    2,751,852 shares, respectively..........................          9,530          27,519
  Class B common stock, non-voting, none authorized at March
    31, 1998, and 500,000 shares authorized at March 31,
    1997 at $.01 par value; issued and outstanding 48,148
    shares at March 31, 1997................................             --             481
  Additional paid-in capital................................     49,025,135      30,972,000
  Notes receivable from stockholders........................       (211,800)       (236,110)
  Retained earnings (deficit)...............................   (139,392,695)        933,289
                                                              -------------    ------------
         Total stockholders' equity (deficit)...............    (90,569,830)     31,697,179
                                                              -------------    ------------
                                                              $ 152,145,254    $127,169,260
                                                              =============    ============

                See notes to consolidated financial statements.

                             NBC ACQUISITION CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               YEAR ENDED      YEAR ENDED      SEVEN MONTHS
                                               MARCH 31,       MARCH 31,      ENDED MARCH 31,
                                                  1998            1997             1996
                                              ------------    ------------    ---------------
REVENUES, net of returns....................  $198,772,938    $172,600,193      $79,422,740
COSTS OF SALES..............................   125,632,403     110,465,930       51,865,640
                                              ------------    ------------      -----------
          Gross profit......................    73,140,535      62,134,263       27,557,100

OPERATING EXPENSES:
  Selling, general and administrative.......    47,080,571      39,491,174       22,517,326
  Depreciation..............................     2,531,181       2,705,687          904,169
  Amortization..............................     5,626,334       4,072,450        2,259,181
  Stock compensation costs..................     8,277,748         296,642           81,821
                                              ------------    ------------      -----------
                                                63,515,834      46,565,953       25,762,497
                                              ------------    ------------      -----------
INCOME FROM OPERATIONS......................     9,624,701      15,568,310        1,794,603

OTHER EXPENSES (INCOME):
  Interest expense..........................    11,937,787      10,760,139        6,035,099
  Interest income...........................      (328,750)       (561,494)        (432,744)
  Other income..............................      (511,812)       (389,446)        (339,314)
                                              ------------    ------------      -----------
                                                11,097,225       9,809,199        5,263,041
                                              ------------    ------------      -----------
INCOME (LOSS) BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM........................    (1,472,524)      5,759,111       (3,468,438)
INCOME TAX EXPENSE (BENEFIT)................        58,188       2,324,619         (967,235)
                                              ------------    ------------      -----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.....    (1,530,712)      3,434,492       (2,501,203)
EXTRAORDINARY LOSS ON EXTINGUISHMENT OF DEBT
  (net of income tax benefit of
  $2,460,238)...............................    (4,020,893)             --               --
                                              ------------    ------------      -----------
NET INCOME (LOSS)...........................  $ (5,551,605)   $  3,434,492      $(2,501,203)
                                              ============    ============      ===========
EARNINGS (LOSS) PER SHARE (Note N):
  Basic:
     Income (loss) before extraordinary
       item.................................  $      (0.59)   $       1.23      $     (0.89)
     Extraordinary loss on extinguishment of
       debt.................................         (1.57)             --               --
                                              ------------    ------------      -----------
     Net income (loss)......................  $      (2.16)   $       1.23      $     (0.89)
                                              ============    ============      ===========
  Diluted:
     Income (loss) before extraordinary
       item.................................  $      (0.59)   $       1.16      $     (0.89)
     Extraordinary loss on extinguishment of
       debt.................................         (1.57)             --               --
                                              ------------    ------------      -----------
     Net income (loss)......................  $      (2.16)   $       1.16      $     (0.89)
                                              ============    ============      ===========

                See notes to consolidated financial statements.

                             NBC ACQUISITION CORP.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                 NOTES
                            COMMON    COMMON    ADDITIONAL     RECEIVABLE      RETAINED
                            STOCK     STOCK      PAID-IN          FROM         EARNINGS
                              A         B        CAPITAL      STOCKHOLDERS     (DEFICIT)         TOTAL
                           --------   ------   ------------   ------------   -------------   -------------
BALANCE, September 1,
  1995...................  $     --   $  --    $         --    $      --     $          --   $          --
  Proceeds from stock
     issued
     Class A common......    27,519      --      27,491,001     (250,000)               --      27,268,520
     Class B common......        --     481         480,999           --                --         481,480
  Fair value of warrants
     issued..............        --      --       3,000,000           --                --       3,000,000
  Payment on stockholder
     note................        --      --              --       13,890                --          13,890
  Net loss...............        --      --              --           --        (2,501,203)     (2,501,203)
                           --------   -----    ------------    ---------     -------------   -------------
BALANCE, March 31,
  1996...................    27,519     481      30,972,000     (236,110)       (2,501,203)     28,262,687
  Net income.............        --      --              --           --         3,434,492       3,434,492
                           --------   -----    ------------    ---------     -------------   -------------
BALANCE, March 31,
  1997...................    27,519     481      30,972,000     (236,110)          933,289      31,697,179
  Proceeds from stock
     issued
     Class A common......        39      --         147,111           --                --         147,150
  Repurchases of common
     stock and
     warrants............   (27,558)   (481)    (31,119,111)          --      (134,774,379)   (165,921,529)
  Proceeds from stock
     issued from
     Recapitalization....     9,530      --      49,993,150           --                --      50,002,680
  Costs of
     Recapitalization....        --      --        (968,015)          --                --        (968,015)
  Payment on stockholder
     note................        --      --              --       24,310                --          24,310
  Net loss...............        --      --              --           --        (5,551,605)     (5,551,605)
                           --------   -----    ------------    ---------     -------------   -------------
BALANCE, March 31,
  1998...................  $  9,530   $  --    $ 49,025,135    $(211,800)    $(139,392,695)  $ (90,569,830)
                           ========   =====    ============    =========     =============   =============

                See notes to consolidated financial statements.

                             NBC ACQUISITION CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           YEAR ENDED        YEAR ENDED      SEVEN MONTHS ENDED
                                                         MARCH 31, 1998    MARCH 31, 1997      MARCH 31, 1996
                                                         --------------    --------------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................................  $  (5,551,605)     $ 3,434,492        $  (2,501,203)
  Adjustment to reconcile net income (loss) to net cash
    flows from operating activities:
    Depreciation.......................................      2,531,181        2,705,687              904,169
    Amortization of intangibles........................      9,336,363        4,747,486            2,652,954
    Original issue discount amortization...............      3,139,848          282,500              192,500
    Loss on disposal of assets.........................        264,285          113,925                   --
    Deferred income taxes..............................       (902,458)        (278,326)          (1,049,196)
    Changes in operating assets and liabilities, net of
      effect of acquisitions:
      Receivables......................................     (6,060,871)        (798,645)          18,096,622
      Inventories......................................     (4,522,322)        (789,386)          (7,356,808)
      Recoverable income tax...........................     (3,799,673)        (574,375)                  --
      Prepaid expenses and other assets................        140,573         (123,502)             (52,611)
      Other assets.....................................          5,852          153,838             (705,034)
      Accounts payable.................................      1,419,267        1,052,933           (5,022,274)
      Accrued employee compensation and benefits.......        837,167          326,063            1,100,599
      Accrued interest.................................        522,667          238,832            1,003,000
      Accrued expenses.................................        145,798          (19,620)            (247,529)
      Income taxes payable.............................             --         (107,001)          (3,611,970)
      Other liabilities................................       (348,082)         408,853               19,585
                                                         -------------      -----------        -------------
        Net cash flows from operating activities.......     (2,842,010)      10,773,754            3,422,804
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Nebraska Book Company, Inc.:
    Working capital, net of cash acquired..............             --               --          (46,959,761)
    Property and equipment.............................             --               --          (22,645,662)
    Other assets.......................................             --               --             (257,043)
    Assumed liabilities................................             --               --              134,341
    Excess of costs over fair value of assets
      acquired.........................................             --               --          (32,665,499)
    Covenant not to compete............................             --               --           (6,000,000)
  Purchases of property and equipment..................     (3,689,571)      (2,242,816)            (837,633)
  Bookstore acquisitions, net of cash acquired.........     (1,231,825)      (1,252,345)            (550,901)
  Acquisition of other businesses......................     (6,481,832)              --                   --
  Proceeds from sale of property and equipment.........         64,754           68,585               31,189
  Software development costs...........................       (209,535)              --                   --
  Issuance of notes receivable.........................             --               --              (35,000)
  Proceeds from notes receivable.......................             --               --              400,798
                                                         -------------      -----------        -------------
        Net cash flows from investing activities.......    (11,548,009)      (3,426,576)        (109,385,171)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.............    214,997,320               --           89,500,000
  Deferred financing costs.............................    (14,443,839)              --           (3,594,007)
  Principal payments on long-term debt.................    (81,463,655)      (7,471,157)            (606,573)
  Fair value of warrants issued........................             --               --            3,000,000
  Proceeds from issuance of stock......................     49,034,665               --           27,750,000
  Net proceeds from revolving credit facility..........      5,400,000               --                   --
  Payment of merger consideration......................   (163,328,856)              --                   --
  Proceeds from payment on stockholder note............         24,310               --               13,890
                                                         -------------      -----------        -------------
        Net cash flows from financing activities.......     10,219,945       (7,471,157)         116,063,310
                                                         -------------      -----------        -------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:       (4,170,074)        (123,979)          10,100,943
CASH AND CASH EQUIVALENTS, Beginning of period.........      9,976,964       10,100,943                   --
                                                         -------------      -----------        -------------
CASH AND CASH EQUIVALENTS, End of period...............  $   5,806,890      $ 9,976,964        $  10,100,943
                                                         =============      ===========        =============
  Supplemental disclosures of cash flow information:
    Cash paid during the period for:
      Interest.........................................  $  13,518,646      $ 9,555,267        $   4,576,845
                                                         =============      ===========        =============
      Income taxes.....................................  $   2,300,081      $ 3,284,321        $   3,663,531
                                                         =============      ===========        =============
  Noncash investing and financing activities:
    Stock repurchases accrued in accounts payable......  $   2,592,673      $        --        $          --
                                                         =============      ===========        =============
    Common stock issued for business acquisitions......  $     147,150      $        --        $          --
                                                         =============      ===========        =============

                See notes to consolidated financial statements.

                             NBC ACQUISITION CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  NATURE OF OPERATIONS

     NBC Acquisition Corp. (the Company) was formed for the purpose of acquiring all of the outstanding capital stock of Nebraska Book Company, Inc. (NBC), effective September 1, 1995. The Company did not have substantive operations prior to the acquisition of NBC. The purchase price of NBC was $106 million, which was funded primarily through the issuance of long-term debt. The acquisition was accounted for by the purchase method of accounting and resulted in excess of cost over fair value of net assets acquired (goodwill) of $28,093,126, a covenant not to compete of $6,000,000 and debt issue costs of $4,572,373.

     NBC participates in the college bookstore industry by providing used textbooks to college bookstore operators, by operating its own college bookstores and by providing proprietary college bookstore information systems and consulting services. NBC was founded in 1915 as a college bookstore at the University of Nebraska. NBC entered the wholesale business during World War II, when the production of new textbooks slowed and the need for buying and reselling used textbooks became apparent. Today, NBC serves the college bookstore industry through its wholesale, college bookstore and services operations.

     Recapitalization: On February 13, 1998, the Company consummated a Merger Agreement among NBC Merger Corp. (a newly created, indirect wholly-owned subsidiary of HWH Capital Partners, LP. [HWH]), the Company and certain shareholders of the Company pursuant to which the Company's outstanding debt and stock were restructured (the Recapitalization). Significant components of the Recapitalization, together with the applicable accounting effects, were as follows:

          (i) HWH contributed $45.6 million in capital to NBC Merger Corp., which was then merged into the Company, with the Company being the surviving corporation.

          (ii) Existing management shareholders of the Company reinvested approximately $4.4 million in the Company. HWH and management shareholders were reissued surviving corporation shares of Class A Common Stock.

          (iii) The Company obtained approximately $215 million in new debt financing and retired substantially all of its existing debt. The early extinguishment of debt resulted in an extraordinary loss on the transaction.

          (iv) The Company agreed to purchase management's outstanding options relative to its 1995 Stock Incentive Plan, for a cash payment in lieu of the options. This resulted in stock based compensation of approximately $8.3 million for the year ended March 31, 1998. In addition, the Company agreed to purchase all outstanding warrants for approximately $16.7 million, which was charged to additional paid-in capital and retained earnings.

          (v) The Company reacquired the outstanding shares of Class A and Class B Common Stock of certain shareholders for approximately $149.2 million. This reacquisition of shares was accounted for as a treasury stock transaction, and such reacquired shares were retired.

     Since this transaction resulted in a new investor owning only 91.3% of the common stock of the Company, a new basis of accounting was not established in connection with this Recapitalization.

     In connection with the Recapitalization, a transaction fee of approximately $4.1 million was paid to HWH. Approximately $600,000 of such fee was recorded against additional paid-in capital for non-deductible costs of the Recapitalization. The remaining $3.5 million was recorded as debt issue costs and is being amortized over the life of the related debt.

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of NBC Acquisition Corp. and its subsidiary are as follows:

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and NBC. All significant intercompany accounts and transactions are eliminated in consolidation.

     Revenue Recognition: The Company recognizes revenue from product sales at the time of shipment. The Company has established a program which, under certain conditions, enables its customers to return product. The effect of this program is estimated and the current period accounts are adjusted accordingly. The Company recognizes revenues from the licensing of its software products upon delivery or installation if the Company is contractually obligated to install the software.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in the bank as well as short-term investments with maturities of three months or less when purchased.

     Fair Value of Financial Instruments: The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value as of March 31, 1998 and 1997, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, and revolving credit facility, approximated fair value as of March 31, 1998 and 1997, based upon prevailing interest rates for the same or similar debt issues.

     The fair value of the interest rate swap agreement (see note H) that existed at March 31, 1997, was $182,650 using quotes from brokers and represents the cash proceeds if the existing agreement had been settled on that date.

     Inventories: Inventories are stated at the lower of cost or market. Inventories for wholesale operations are determined on the weighted average cost method. Other inventories are determined on the first-in, first-out cost method.

     Software Development Costs: Development costs included in the research and development of new software products and enhancements to existing software products associated with the Company's proprietary college bookstore information systems are expensed as incurred until technological feasibility has been established. After technological feasibility is established, additional development costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed and amortized over the lesser of five years or the economic life of the related product. Recoverability of such capitalized costs is evaluated based upon estimates of future undiscounted net revenues. As of March 31, 1998, software costs capitalized approximated $210,000 and pertained to the Company's new Windows-based product scheduled for release in the third quarter of Fiscal 1999. There were no such costs capitalized as of March 31, 1997.

     Property and Equipment: Property and equipment are stated at cost. Depreciation is determined using a combination of the straight-line and accelerated methods. The majority of property

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and equipment have useful lives of five to six years, with the exception of buildings which are depreciated over 30 years.

     Goodwill and Intangible Assets: Intangible assets were acquired through the acquisition of 100% of the stock of NBC effective September 1, 1995, and the acquisition of various bookstores operations and other businesses. Recoverability of goodwill is evaluated based upon estimates of future undiscounted operating income. Goodwill is amortized on a straight-line basis over a period ranging from 3-15 years. Covenants not to compete are amortized on a straight-line basis over 3 years.

     Debt Issue Costs: The costs related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt.

     Income Taxes: The Company provides for deferred income taxes based upon temporary differences between financial statement and income tax bases of assets and liabilities, and tax rates in effect for periods in which such temporary differences are estimated to reverse.

     Stock Based Compensation: The company accounts for its stock-based compensation under provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25).

     Earnings Per Share: Earnings per share are calculated in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share data are based on the weighted-average number of common shares outstanding during the period.

     Diluted earnings per share data are based on the weighted-average number of common shares outstanding and the effect of the dilutive potential common shares including stock options and warrants.

     Reclassifications: Certain items on the prior periods' statements have been reclassified to conform to the current year presentation.

C.  ACQUISITIONS

     In May 1997, the Company acquired the operations of Specialty Books, Inc. located in Athens, Ohio. Specialty Books, Inc. is a distributor of distance education material to various institutions of higher education as well as corporate education and correctional facility education programs. Additionally, Specialty Books, Inc. operated a college bookstore serving Ohio University, which also was part of the acquisition. In November 1997, the Company acquired the operations of South Carolina Bookstore, Inc. This acquisition included three college bookstores, two located in Columbia, SC and one in Charleston, SC, as well as a small regional wholesale textbook operation in Columbia, SC. In January 1998, the operations of Collegiate Stores Corporation (CSC) were acquired by the Company. CSC is a centralized buying service for over 500 college bookstores across the United States, allowing the participating bookstores to purchase certain books and general merchandise at lower prices than those that would be paid by the stores individually through the enhanced purchasing power of a large group.


     These operations were acquired for a net of $6.2 million in cash and 3,924 shares of the Company's common stock at a price of $37.50/share as determined based upon the estimated fair value of such shares at the time of acquisition. The fair value used was based on a multiple between 7.5 and 8.0 of the Company's earnings from operations (before amortization and depreciation expense), less debt, plus available cash, divided by the diluted number of shares available. The multiple utilized was based on comparable market valuations at the time of the acquisition. The acquisitions were made utilizing cash on hand as well as amounts borrowed under the Company's

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

revolving credit facility. Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired businesses are included in the consolidated results of the Company from their respective dates of acquisition. As a result of the acquisitions, approximately $6.6 million excess cost over fair value of net assets acquired was recorded as goodwill by the Company.

     The following table summarizing unaudited pro forma financial information assumes the acquisitions discussed above had occurred at the beginning of each year.

                                              YEAR ENDED        YEAR ENDED
PRO FORMA INFORMATION                       MARCH 31, 1998    MARCH 31, 1997
---------------------                       --------------    --------------
Sales, net of returns.....................   $215,322,319      $198,729,390
Net income (loss).........................     (5,185,808)        4,534,251
Earnings (loss) per share:
Basic.....................................          (2.02)             1.62
Diluted...................................          (2.02)             1.54

     Additionally, the Company from time to time acquires bookstore operations, which generally are minimal in their impact to the Company. The purchase generally involves paying cash for the inventory and fixed assets, as well as an amount for goodwill.

     Goodwill recorded in the above transactions is amortized on a straight-line basis over a period of three years. A covenant not to compete is being amortized on a straight-line basis over a period of three years.

D.  RECEIVABLES

     Receivables are summarized as follows:

                                                      MARCH 31,
                                              --------------------------
                                                 1998           1997
                                              -----------    -----------
Trade receivables, less allowance for
  doubtful accounts of $164,829 and $239,296
  at March 31, 1998 and 1997,
  respectively..............................  $12,771,977    $ 8,516,407
Receivables from book publishers for
  returns...................................    5,790,255      4,050,981
Advances for book buy-backs.................    1,446,732      1,950,510
Notes receivable, current portion...........       55,798         78,118
Computer finance agreements, current
  portion...................................       92,201         89,880
Other.......................................    1,226,183        636,379
                                              -----------    -----------
Receivables.................................  $21,383,146    $15,322,275
                                              ===========    ===========

     Trade receivables include the effect of estimated product returns. The amount of product returns estimated at March 31, 1998 and 1997 is $2,505,117 and $2,535,732, respectively.

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

E.  INVENTORIES

     Inventories are summarized as follows:

                                                      MARCH 31,
                                              --------------------------
                                                 1998           1997
                                              -----------    -----------
Wholesale...................................  $23,974,308    $21,198,983
College bookstores..........................   21,889,631     22,023,298
Other.......................................    2,946,775      1,066,111
                                              -----------    -----------
Inventories.................................  $48,810,714    $44,288,392
                                              ===========    ===========

     Wholesale inventories include the effect of estimated product returns. The amount of product returns estimated at March 31, 1998 and 1997 is $1,568,830 and $1,588,069, respectively.

F.  PROPERTY AND EQUIPMENT

     A summary of the cost of property and equipment follows:

                                                      MARCH 31,
                                              --------------------------
                                                 1998           1997
                                              -----------    -----------
Land........................................  $ 2,385,293    $ 2,333,733
Buildings and improvements..................   12,997,096     12,435,235
Leasehold improvements......................    3,894,501      2,981,532
Furniture and fixtures......................    2,984,270      2,440,286
Information systems.........................    5,080,869      3,987,573
Automobiles and trucks......................      502,998        670,339
Machinery...................................      323,248        253,764
Projects in process.........................      548,564        334,191
                                              -----------    -----------
Property and equipment......................  $28,716,839    $25,436,653
                                              ===========    ===========

G.  GOODWILL AND INTANGIBLE ASSETS

     Goodwill and intangible assets and related amortization are as follows:

                                                      MARCH 31,
                                              --------------------------
                                                 1998           1997
                                              -----------    -----------
Goodwill....................................  $36,287,391    $28,426,584
Covenants not to compete....................    6,300,000      6,300,000
Debt issue costs............................   14,443,839      4,572,373
                                               57,031,230     39,298,957
Less:  accumulated amortization.............   12,164,430      7,400,440
                                              -----------    -----------
                                              $44,866,800    $31,898,517
                                              ===========    ===========

H.  LONG-TERM DEBT

     On February 13, 1998, the Company obtained new financing as part of the Recapitalization (See Note A). Substantially all of the Company's previous debt facilities were paid off with the proceeds of the new financing. The early retirement of the previous debt facilities resulted in an extraordinary loss for the prepayment fees and unamortized discount on the subordinated notes as

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

well as the write-off of the debt issue costs on the retired debt. Such financing included a bank-administered Senior Credit Facility provided through a syndicate of investors. The facility was comprised of a $27,500,000 term loan (Tranche A Loan), a $32,500,000 term loan (Tranche B Loan) and a $50,000,000 Revolving Credit Facility.

     The Revolving Credit Facility (Revolver) expires on March 31, 2004. Availability under the Revolver is determined by the calculation of a borrowing base which at any time is equal to a percentage of eligible accounts receivable and inventory. The calculated borrowing base at March 31. 1998 was approximately $31.6 million. The interest rate is based on prime plus 1.50% or, if a Eurodollar borrowing, the LIBOR rate plus 2.50%. Additionally, there is a .5% commitment fee for the average daily unused amount. The average borrowings under the Company's Revolving Credit Facilities for the years ended March 31, 1998 and 1997 were $9,715,800 and $6,708,800, respectively, at an average rate of 10%.

     The Senior Credit Facility is collateralized by substantially all of the Company's assets. The Senior Credit Facility also stipulates that, effective for fiscal years ending on or after March 31, 1999, excess cash flows as defined in the Credit Agreement are required to be applied initially towards prepayment of the term loans and then utilized to permanently reduce commitments under the Revolver.

     Additional funding of the Recapitalization included the proceeds of the issuance by NBC of $110,000,000 face amount of 8.75% notes due 2008 and the issuance by the Company of $76,000,000 face amount of 10.75% discounted debentures due 2009. The proceeds of the debentures were discounted in the amount of $31,002,680 and will accrete in value at the rate of 10.75% compounded semiannually until February 15, 2003, at which time interest payments will begin.

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Borrowings consist of the following:

                                                      MARCH 31,
                                             ---------------------------
                                                 1998           1997
                                             ------------    -----------
Tranche A Loan, due March 31, 2004,
  quarterly principal payments beginning
  July 31, 1998, plus interest at a
  floating rate based on LIBOR plus 2.25%
  (7.88% at March 31, 1998)................  $ 27,500,000    $        --
Tranche B Loan, due March 31, 2006,
  quarterly principal payments beginning
  July 31, 1998, plus interest at a
  floating rate based on LIBOR plus 2.50%
  (8.13% at March 31, 1998)................    32,500,000             --
Subordinated notes, unsecured, due February
  15, 2008, semi-annual interest payments,
  commencing August 15, 1998, at a fixed
  rate of 8.75%............................   110,000,000             --
Senior discount debentures, unsecured,
  maturing February 15, 2009, semi-annual
  interest payments at a rate of 10.75%
  commencing August 15, 2003, net of a
  discount of $30,387,832 at March 31,
  1998.....................................    45,612,168             --
Mortgage note payable with an insurance
  company assumed with the acquisition of a
  bookstore facility, due December 1, 2013,
  monthly payments of $6,446 including
  interest at 10.75%.......................       585,023        598,678
Tranche A Loan, quarterly principal
  payments, plus interest at a floating
  rate, paid off in February, 1998.........            --     17,275,000
Tranche B Loan, quarterly principal
  payments, plus interest at a floating
  rate, paid off in February, 1998.........            --     37,175,000
Subordinated notes, quarterly interest
  payments at a fixed rate, net of discount
  of $2,525,000 at March 31, 1997, paid off
  in February, 1998........................            --     24,475,000
                                             ------------    -----------
                                              216,197,191     79,523,678
Less current portion.......................    (1,327,696)      (263,654)
                                             ------------    -----------
Long-term debt.............................  $214,869,495    $79,260,024
                                             ============    ===========

     The Senior Credit Facility requires the Company to maintain certain financial ratios and contains a number of other covenants that among other things, restrict the ability to incur additional indebtedness, dispose of assets, make capital expenditures, make loans or advances and pay dividends, except that, among other things, NBC may pay dividends to the Company (i) after August 15, 2003 in an amount not to exceed the amount of interest required to be paid on the Senior Discount Debentures and (ii) to pay corporate overhead expenses not to exceed $250,000 per year and any taxes due by the Company. The Company is in compliance with all covenants at March 31, 1998.

     The indenture governing the Senior Discount Debentures restricts the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to pay dividends or make other

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Restricted Payments (as defined in the indenture) to their respective stockholders, subject to certain exceptions, unless certain conditions are met, including that (i) no default under the indenture shall have occurred and be continuing, (ii) the Company shall be permitted by the indenture to incur additional indebtedness and (iii) the amount of the dividend or payment may not exceed a certain amount based on, among other things, the Company's consolidated net income. The indenture governing the Subordinated Notes contains similar restrictions on the ability of NBC and its Restricted Subsidiaries to pay dividends or make other Restricted Payments to their respective stockholders.

     The Company entered into an interest rate swap agreement at no cost which effectively exchanged variable interest rates for a fixed interest rate (before add-on) of 5.93% on $35 million of long-term debt without the exchange of underlying principal. The Company accounted for this agreement utilizing hedge accounting. The difference to be paid or received varied as short-term interest rates changed and was accrued and recognized as an adjustment to interest expense. The agreement was settled in February, 1998 as part of the Recapitalization at a cost to the Company of approximately $450,000. Such cost is reflected in the consolidated statement of operations as part of the extraordinary loss on extinguishment of debt.

     At March 31, 1998, the aggregate maturities of long-term debt for the next five years were as follows:

FISCAL YEAR
-----------
1999........................................................    1,327,696
2000........................................................    3,079,413
2001........................................................    4,456,324
2002........................................................    6,308,450
2003........................................................    6,823,316

I.  INCOME TAXES

     The provision (benefit) for income taxes consists of:

                                                                   SEVEN MONTHS
                                YEAR ENDED        YEAR ENDED          ENDED
                              MARCH 31, 1998    MARCH 31, 1997    MARCH 31, 1996
                              --------------    --------------    --------------
Current:
  Federal...................     $848,562         $2,192,687       $    73,248
  State.....................      112,084            410,258             8,713
  Deferred..................     (902,458)          (278,326)       (1,049,196)
                                 --------         ----------       -----------
          Total.............     $ 58,188         $2,324,619       $  (967,235)
                                 ========         ==========       ===========

     The actual income tax benefit associated with the extraordinary item differs from the benefit computed by applying the Federal income tax rate as a result of the effect of state income tax benefits associated with the extraordinary loss. In fiscal 1998, the income tax benefit allocated to the extraordinary item consisted of the following:

Current...................................................    $2,460,238
Deferred..................................................            --
                                                              ----------
                                                              $2,460,238
                                                              ==========

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following represents a reconciliation between the actual income tax expense (benefit) and income taxes computed by applying the Federal income tax rate to income (loss) before income taxes and extraordinary item:

                                  YEAR ENDED    YEAR ENDED     SEVEN MONTHS
                                  MARCH 31,     MARCH 31,     ENDED MARCH 31,
                                     1998          1997            1996
                                  ----------    ----------    ---------------
Statutory rate..................    (34.0)%       34.0%            (34.0)%
State income tax effect.........     (4.0)          4.0             (4.0)
Amortization in excess of
  purchase price over net assets
  acquired......................     17.6           0.4              0.6
Change in estimate of income tax
  liabilities...................     17.1            --              7.6
Other...........................      7.3           2.0              1.9
                                    -----          ----            -----
                                      4.0%        40.4%            (27.9)%
                                    =====          ====            =====

     The components of the deferred tax assets consist of the following:

                                                       MARCH 31,
                                                ------------------------
                                                   1998          1997
                                                ----------    ----------
Deferred income tax assets (liabilities),
  current:
  Vacation accruals...........................  $  355,523    $  310,455
  Inventory...................................     480,432       452,160
  Allowance for doubtful accounts.............      65,932        95,718
  Product returns.............................     374,515       379,065
  Other.......................................     (92,873)      (80,858)
                                                ----------    ----------
                                                 1,183,529     1,156,540
                                                ----------    ----------
Deferred income tax assets, noncurrent:
  Deferred compensation agreements............      60,241        48,089
  Stock compensation costs....................          --       151,385
  Book over tax goodwill amortization.........     438,564        63,865
  Covenant not to compete.....................   1,653,341     1,013,338
                                                ----------    ----------
                                                 2,152,146     1,276,677
                                                ----------    ----------
                                                $3,335,675    $2,433,217
                                                ==========    ==========

     The non-current portion of deferred tax assets are classified in other assets.

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

J.  COMMITMENTS

     The Company leases bookstore facilities and data processing equipment under noncancelable operating leases expiring at various dates through April, 2010. Certain of the leases are based on a percentage of sales, ranging from 3.0% to 9.0%. Aggregate minimum lease payments under these agreements for the years ending March 31 are as follows:

YEAR                                                           AMOUNT
----                                                         -----------
1999.....................................................    $ 4,239,035
2000.....................................................      3,801,290
2001.....................................................      3,266,793
2002.....................................................      2,553,154
2003.....................................................      1,738,294
Thereafter...............................................      3,878,492
                                                             -----------
          Total..........................................    $19,477,058
                                                             ===========

     Total rent expense for the years ended March 31, 1998 and 1997 and the seven months ended March 31, 1996 was $6,045,897, $4,551,645 and $2,434,560,
respectively. Percentage rent expense for the years ended March 31, 1998 and 1997 and the seven months ended March 31, 1996 was $1,523,695, $605,774 and $331,553, respectively.

K.  RETIREMENT PLAN

     The Company's subsidiary participates in and sponsors a 401(k) compensation deferral plan. The plan covers substantially all employees. The plan provisions include employee contributions based on a percentage of compensation along with a sponsor base contribution in addition to a limited matching feature. The sponsor contributions for the year ended March 31, 1998 and 1997, and the seven months ended March 31, 1996 were $678,965, $668,686 and $365,876, respectively.

L.  STOCK BASED COMPENSATION

     The Company had a stock incentive plan that provided for granting of options to purchase 200,000 shares of common stock to designated employees, officers and directors. The options could be in the form of incentive stock options or non-qualified stock options. The options granted vested with respect to a certain percentage of the options through March 31, 2000, provided that the Company's cumulative earnings before interest, income taxes, depreciation and amortization met certain targeted amounts as defined in the plan. The options generally expired ten years from the date of grant and were granted at an exercise price of $10 per share. At March 31, 1997, 30,000 options were available for grant under the option plan. All of the options were bought out as part of the Recapitalization on February 13, 1998 (See Note A) and at March 31, 1998, no stock incentive plans existed.

     The Company accounts for its stock-based compensation under the provisions of APB 25, which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $8,277,748, $296,642 and $81,821 for the years ended March 31, 1998 and 1997 and the seven months ended March 31, 1996, respectively.

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the Company's stock-based compensation activity related to stock options for the years ended March 31, 1998 and 1997 and the seven months ended March 31, 1996 is as follows:

                                                                                         SEVEN MONTHS
                                            YEAR ENDED             YEAR ENDED               ENDED
                                          MARCH 31, 1998         MARCH 31, 1997         MARCH 31, 1996
                                       --------------------    -------------------    ------------------
                                                   WEIGHTED               WEIGHTED              WEIGHTED
                                                   AVERAGE                AVERAGE               AVERAGE
                                                   EXERCISE               EXERCISE              EXERCISE
                                        NUMBER      PRICE      NUMBER      PRICE      NUMBER     PRICE
                                       --------    --------    -------    --------    ------    --------
Outstanding-beginning of year........   170,000     $10.00     170,000     $10.00         --         --
Granted..............................    30,000      10.00          --         --     170,000    $10.00
Expired/terminated...................  (200,000)     10.00          --         --         --         --
Exercised............................        --         --          --         --         --         --
                                       --------     ------     -------     ------     ------     ------
Outstanding-end of year..............        --     $   --     170,000     $10.00     170,000    $10.00
                                       ========     ======     =======     ======     ======     ======

     There were 0, 17,000 and 0 options exercisable at March 31, 1998, 1997 and 1996, respectively.

     If the Company accounted for their stock-based compensation using the fair value method prescribed by SFAS 123, Accounting for Stock-Based Compensation, the weighted average fair value of options granted during the seven months ended March 31, 1996 would have been $4.77 per option. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                                 SEVEN MONTHS
                                                                    ENDED
                                                                MARCH 31, 1996
                                                                --------------
Risk-free interest rate.....................................          6.59%
Dividend yield..............................................             --
Expected volatility.........................................             --
Expected life (years).......................................       10 years

     The weighted average fair value of options granted during the year ended March 31, 1998 was $42.47 per option. The fair value was determined based upon the buy-out price as part of the Recapitalization on February 13, 1998.

     The pro forma impact on net income (loss) and diluted income (loss) per share of accounting for stock-based compensation using the fair value method required by SFAS 123 is as follows:

                                  YEAR ENDED MARCH      YEAR ENDED      SEVEN MONTHS ENDED
                                      31, 1998        MARCH 31, 1997      MARCH 31, 1996
                                  ----------------    --------------    ------------------
Net Income (loss):
  As reported...................   $(5,551,605)        $3,434,492        $(2,501,203)
  Pro forma.....................   $(1,692,220)        $3,502,981        $(2,500,775)
Diluted Income (loss) per share:
  As reported...................     $(2.16)             $1.16             $(0.89)
  Pro forma.....................     $(0.66)             $1.19             $(0.89)

M. DEFERRED COMPENSATION

     The Company has a non-qualified deferred compensation plan for selected employees. This plan allows participants to voluntarily elect to defer portions of their current compensation. The amounts can be distributed upon death, resignation or termination, voluntary or involuntary. Interest

                             NBC ACQUISITION CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

is accrued at the prime rate adjusted semi-annually on January 1 and July 1 and is compounded as of March 31. The liability for the deferred compensation is included in other long-term liabilities.

N. EARNINGS PER SHARE

     SFAS 128 requires dual presentation of Basic and Diluted Earnings Per Share
(EPS), as well as restatement of EPS for all periods for which an income statement or summary of earnings is presented. The following table provides a reconciliation between Basic and Diluted EPS.

                                   YEAR ENDED                            YEAR ENDED
                                 MARCH 31, 1998                        MARCH 31, 1997
                       -----------------------------------   ----------------------------------
                                                 PER-SHARE                            PER-SHARE
                          LOSS        SHARES      AMOUNT       INCOME      SHARES      AMOUNT
                       -----------   ---------   ---------   ----------   ---------   ---------
Basic Earnings Per
 Share:
 Income (Loss) Before
   Extraordinary
   Item..............  $(1,530,712)  2,565,267     $(.59)    $3,434,492   2,800,000     $1.23
Effect of Dilutive
 Securities:
 Stock Options.......                       --                               14,877
 Warrants............                       --                              135,006
                       -----------   ---------     -----     ----------   ---------     -----
Diluted Earnings Per
 Share...............  $(1,530,712)  2,565,267     $(.59)    $3,434,492   2,949,883     $1.16
                       ===========   =========     =====     ==========   =========     =====

                               SEVEN MONTHS ENDED
                                 MARCH 31, 1996
                       -----------------------------------
                                                 PER-SHARE
                          LOSS        SHARES      AMOUNT
                       -----------   ---------   ---------
Basic Earnings Per
 Share:
 Income (Loss) Before
   Extraordinary
   Item..............  $(2,501,203)  2,800,000     $(.89)
Effect of Dilutive
 Securities:
 Stock Options.......                       --
 Warrants............                       --
                       -----------   ---------     -----
Diluted Earnings Per
 Share...............  $(2,501,203)  2,800,000     $(.89)
                       ===========   =========     =====

     The stock options and warrants outstanding for the year ended March 31, 1998 and seven months ended March 31, 1996 were antidilutive as a result of the net loss for the period and therefore were not included in the above reconciliation.

O. SUBSEQUENT EVENT

     Subsequent to March 31, 1998, the Company and NBC filed Form S-4 Registration Statements with the Securities and Exchange Commission for purposes of registering, for future sale, debt securities which will be issued in the exchange offer for the Company's Senior Discount Debentures and NBC's unsecured Subordinated Notes. The terms of the securities being issued in the exchange offer are identical to those presently in effect.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Nebraska Book Company, Inc.
Lincoln, Nebraska

     We have audited the accompanying balance sheet of Nebraska Book Company, Inc. as of August 31, 1995, and the related statements of operations, stockholder's equity and cash flows for the five months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the August 31, 1995 financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 1995, and the results of its operations and its cash flows for the five months then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 24, 1996

                          NEBRASKA BOOK COMPANY, INC.

                                 BALANCE SHEET

                                     ASSETS

                                                               AUGUST 31,
                                                                  1995
                                                              ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  4,740,649
  Receivables (Note C)......................................    32,434,984
  Inventories (Note D)......................................    36,142,198
  Prepaid expenses and other assets.........................       162,560
                                                              ------------
          Total current assets..............................    73,480,391

PROPERTY AND EQUIPMENT (Note E).............................    32,114,954
  Less accumulated depreciation.............................   (13,507,638)
                                                              ------------
                                                                18,607,316
OTHER ASSETS................................................       417,534
                                                              ------------
                                                              $ 92,505,241
                                                              ============

                   LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 13,924,672
  Accrued employee compensation and benefits................     1,299,113
  Accrued expenses..........................................       644,139
  Revolving credit facility.................................     8,750,000
  Current maturities of long-term debt......................        20,415
  Income taxes payable......................................     3,718,971
  Deferred income taxes (Note H)............................     1,243,803
                                                              ------------
          Total current liabilities.........................    29,601,113
LONG-TERM DEBT, net of current maturities (Note G)..........       605,993
OTHER LONG-TERM LIABILITIES.................................        70,248
COMMITMENTS (Note I)
STOCKHOLDER'S EQUITY:
  Class A common stock, authorized 50,000 shares of $1 par
     value; issued and outstanding 1,000 shares.............         1,000
  Additional paid-in capital................................       245,060
  Retained earnings.........................................    61,981,827
                                                              ------------
          Total stockholder's equity........................    62,227,887
                                                              ------------
                                                              $ 92,505,241
                                                              ============

                       See notes to financial statements.

                          NEBRASKA BOOK COMPANY, INC.

                            STATEMENT OF OPERATIONS

                                                              FIVE MONTHS ENDED
                                                                 AUGUST 31,
                                                                    1995
                                                              -----------------
REVENUE.....................................................     $83,328,391
COST OF SALES...............................................      52,753,735
                                                                 -----------
          Gross profit......................................      30,574,656
OPERATING EXPENSES
  Selling, general and administrative.......................      14,728,740
  Depreciation..............................................         871,803
                                                                 -----------
                                                                  15,600,543
                                                                 -----------
INCOME FROM OPERATIONS......................................      14,974,113
OTHER EXPENSES (INCOME)
  Interest expense..........................................         952,091
  Interest income...........................................         (51,318)
  Other income..............................................        (468,825)
                                                                 -----------
                                                                     431,948
                                                                 -----------
INCOME BEFORE INCOME TAXES..................................      14,542,165
PROVISION FOR INCOME TAXES (Note H).........................       5,582,991
                                                                 -----------
NET INCOME..................................................     $ 8,959,174
                                                                 ===========

                       See notes to financial statements

                          NEBRASKA BOOK COMPANY, INC.

                       STATEMENT OF STOCKHOLDER'S EQUITY

                                                        ADDITIONAL
                                               COMMON    PAID-IN      RETAINED
                                               STOCK     CAPITAL      EARNINGS        TOTAL
                                               ------   ----------   -----------   -----------
BALANCE April 1, 1995........................  $1,000    $245,060    $53,022,653   $53,268,713
  Net income.................................     --           --      8,959,174     8,959,174
                                               ------    --------    -----------   -----------
BALANCE August 31, 1995......................  $1,000    $245,060    $61,981,827   $62,227,887
                                               ======    ========    ===========   ===========

                       See notes to financial statements.

                          NEBRASKA BOOK COMPANY, INC.

                            STATEMENT OF CASH FLOWS

                                                                FIVE MONTHS ENDED
                                                                 AUGUST 31, 1995
                                                                -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................      $  8,959,174
  Adjustment to reconcile net income to net cash flows from
     operating activities:
     Depreciation...........................................           871,803
     Gain on disposal of assets.............................          (284,680)
     Deferred tax provision.................................         1,451,487
     Decrease in non-current portion of other assets........         1,143,044
     Increase in non-current portion of other liabilities...            10,587
     (Increase) decrease in current assets:
       Receivables..........................................       (21,618,781)
       Inventories..........................................         4,328,837
       Prepaid expenses and other assets....................           105,614
     Increase (decrease) in current liabilities:
       Accounts payable.....................................         4,386,244
       Accrued employee compensation and benefits...........          (958,749)
       Accrued expenses.....................................           290,422
       Income taxes payable.................................         2,957,626
                                                                  ------------
          Net cash flows from operating activities..........         1,642,628
                                                                  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................          (801,014)
  Proceeds from sale of property and equipment..............           924,668
  Issuance of notes receivable..............................          (252,994)
  Receipts from notes receivable............................           500,000
                                                                  ------------
          Net cash flows from investing activities..........           370,660
                                                                  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net addition in revolving credit facility.................           450,000
  Principal payments on long-term debt......................           (13,339)
                                                                  ------------
          Net cash flows from financing activities..........           436,661
                                                                  ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................         2,449,949
CASH AND CASH EQUIVALENTS, Beginning of period..............         2,290,700
                                                                  ------------
CASH AND CASH EQUIVALENTS, End of period....................      $  4,740,649
                                                                  ============
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................      $    813,560
                                                                  ============
     Income taxes...........................................      $  1,173,878
                                                                  ============

                       See notes to financial statements.

                          NEBRASKA BOOK COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

A. NATURE OF OPERATIONS

     Nebraska Book Company, Inc. (a wholly-owned subsidiary of Lincoln Industries, Inc., (the Company) participates in the college bookstore industry by providing used textbooks to college bookstore operators, by operating its own college bookstores and by providing proprietary college bookstore information systems and offering consulting services to college bookstores. The Company was founded in 1915 as a retail bookstore at the University of Nebraska. The Company entered the wholesale business following World War II, when the production of new textbooks slowed and the need for buying and reselling used textbooks became apparent. The Company currently services the college bookstore industry through its wholesale college bookstore and services operation.

     On July 11, 1995, the Company's parent entered into a Stock Purchase Agreement with NBC Acquisition Corp. to sell 100% of the stock of Nebraska Book Company, Inc. effective as of the close of business August 31, 1995.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of Nebraska Book Company, Inc. employ accounting policies that are in accordance with generally accepted accounting principles.

     Revenue Recognition: The Company recognizes revenue from product sales at the time of shipment. The Company has established a program, which under certain conditions, enables its customers to return product. The effect of this program is estimated and the current period accounts are adjusted accordingly. The Company recognizes revenues from the licensing of its software products upon delivery or installation if the Company is contractually obligated to install the software.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and in the bank as well as short-term investments with maturities of three months or less when purchased.

     Fair Value of Financial Instruments: The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value as of August 31, 1995, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value as of August 31, 1995, based upon prevailing interest rates for the same or similar debt issues.

     Inventories: Inventories are stated at the lower of cost or market. Inventories for wholesale operations are determined on the average weighted cost method. College bookstore and other inventories are determined on the first-in, first-out cost method.

     Property and Equipment: Property and equipment are stated at cost. Depreciation is determined by the straight-line and accelerated method. The majority of property and equipment have useful lives of five to six years, with the exception of buildings which are depreciated over 30 years.

     Income taxes: The Company provides for deferred income taxes based upon temporary differences between financial statement and income tax bases of assets and liabilities, and tax rates in effect for periods in which such temporary differences are estimated to reverse.

     Earnings Per Share: Earnings per share has not been presented within the financial statements as such presentation would not be meaningful.

                          NEBRASKA BOOK COMPANY, INC.

C. RECEIVABLES

     Receivables are summarized as follows:

                                                              AUGUST 31,
                                                                 1995
                                                              -----------
Trade receivables...........................................  $26,474,873
Receivables from book publishers for returns................    1,390,005
Advances for book buy-backs.................................    1,208,705
Notes receivable, current...................................    1,150,798
Computer finance............................................       45,895
Other.......................................................    2,164,708
                                                              -----------
Receivables.................................................  $32,434,984
                                                              ===========

     Trade receivables include the effect of estimated product returns. The amount of product returns estimated at August 31, 1995 is $2,946,310.

D. INVENTORIES

     Inventories are summarized as follows:

                                                              AUGUST 31,
                                                                 1995
                                                              -----------
Wholesale...................................................  $11,171,165
College bookstore...........................................   24,654,775
Other.......................................................      316,258
                                                              -----------
Inventories.................................................  $36,142,198
                                                              ===========

     Wholesale inventories include the effect of estimated product returns. The amount of product returns estimated at August 31, 1995 is $1,944,565.

E. PROPERTY AND EQUIPMENT

     A summary of the cost of property and equipment follows:

                                                              AUGUST 31,
                                                                 1995
                                                              -----------
Land........................................................  $ 2,333,733
Buildings and improvements..................................   13,476,334
Leasehold improvements......................................    3,078,297
Furniture and fixtures......................................    3,930,136
Information systems.........................................    7,150,586
Automobiles and trucks......................................      877,926
Machinery...................................................      568,921
Projects in process.........................................      699,021
                                                              -----------
Property and equipment......................................  $32,114,954
                                                              ===========

                          NEBRASKA BOOK COMPANY, INC.

F. TRANSACTIONS WITH RELATED PARTIES

     The Company and affiliated companies or individuals have participated in various related party transactions during the period. Transactions with related parties which affect the statement of operations include rental income from parent of $11,500 included in other income.

G. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              AUGUST 31,
                                                                 1995
                                                              ----------
Mortgage note payable to an insurance company assumed with
  the acquisition of a bookstore facility, due December 1,
  2013, monthly payments of $6,446 including interest at
  10.75%....................................................   $617,519
Other note payable, due August 1996, non-interest bearing...      8,889
                                                               --------
                                                                626,408
Less current portion........................................     20,415
                                                               --------
Long-term debt..............................................   $605,993
                                                               ========

     At August 31, 1995, principal payments for each of the next five years on long-term debt are as follows:

FISCAL YEAR                                                               AMOUNT
-----------                                                               -------
  1996..................................................................  $20,415
  1997..................................................................   21,157
  1998..................................................................   13,654
  1999..................................................................   15,196
  2000..................................................................   16,913

     The Company has a revolving credit facility with a bank which provides up to $45,000,000 of borrowing at prime less 0.5%, adjusted daily. The weighted average borrowings under the revolving credit facility for the five months ended August 31, 1995 were approximately $25,823,000, at a weighted average interest rate of approximately 8.5%. The rate at August 31, 1995 was 8.25%. Security pledged includes accounts receivable and inventory. This facility is through September 1, 1995.

                          NEBRASKA BOOK COMPANY, INC.

H. INCOME TAXES

     The provision for income taxes consists of:

                                                              FIVE MONTHS
                                                                 ENDED
                                                              AUGUST 31,
                                                                 1995
                                                              -----------
Currently payable
  Federal...................................................  $3,615,056
  State.....................................................     516,448
Deferred....................................................   1,451,487
                                                              ----------
          Total.............................................  $5,582,991
                                                              ==========

     The following represents a reconciliation between the actual income tax expense and income taxes computed by applying the Federal income tax rate to income before income taxes:

                                                              FIVE MONTHS
                                                                 ENDED
                                                              AUGUST 31,
                                                                 1995
                                                              -----------
Statutory rate..............................................     34.0%
State income tax effect.....................................      4.0
Other.......................................................      0.4
                                                                 ----
                                                                 38.4%
                                                                 ====

     The components of deferred income tax assets and liabilities consist of the following:

                                                              AUGUST 31,
                                                                 1995
                                                              -----------
Deferred income tax assets (liabilities), current:
  Vacation accruals.........................................  $   220,000
  Inventory.................................................   (1,400,000)
  Installment sale..........................................      (63,803)
                                                              -----------
                                                               (1,243,803)
Deferred income tax assets, non-current:
  Deferred compensation agreements..........................       28,099
                                                              -----------
                                                              $(1,215,704)
                                                              ===========

     The non-current portion of deferred tax assets are classified in other assets.

                          NEBRASKA BOOK COMPANY, INC.

I. COMMITMENTS

     The Company leases certain of its facilities and equipment under noncancelable operating leases expiring at various dates through April 30, 2010. Operating lease rental expense for the five months ended August 31, 1995 was $1,496,941. Certain of the leases are based on a percentage of sales, ranging from 3.0% to 9.0%. Percentage rent expense for the five months ended August 31, 1995 was $230,159. At August 31, 1995 total future minimum rental commitments under the operating leases are as follows:

Seven Months ended March 31, 1996...........................  $ 1,488,974
Years ended March 31:
1997........................................................    2,312,860
1998........................................................    1,780,634
1999........................................................    1,521,761
2000........................................................    1,102,900
2001 and thereafter.........................................    3,862,525
                                                              -----------
          Total minimum payments required...................  $12,069,654
                                                              ===========

J. RETIREMENT PLAN

     The Company participates in and sponsors a 401(k) compensation deferral plan. The plan covers substantially all employees. The plan provisions include employee contributions based on a percentage of compensation along with a sponsor base contribution in addition to a limited matching feature. The sponsor contributions for the five months ended August 31, 1995 were $279,395.

K. DEFERRED COMPENSATION

     The Company has a non-qualified deferred compensation plan for selected employees. This plan allows participants to voluntarily elect to defer portions of their current compensation. The amounts can be distributed upon death, resignation or termination, voluntary or involuntary. Interest is accrued at the prime rate adjusted semi-annually on January 1, and July 1 and is compounded as of March 31. The liability for the deferred compensation is included in other long-term liabilities.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

------------------------------------------------------------

TABLE OF CONTENTS

Summary....................................    1
Risk Factors...............................   13
The Exchange Offer.........................   20
Use of Proceeds............................   32
Unaudited Pro Forma Consolidated Statement
  of Operations............................   33
Selected Historical Consolidated Financial
  Data.....................................   37
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   39
Business...................................   47
Management.................................   59
Principal Stockholders.....................   62
Certain Transactions.......................   63
Description of Capital Stock...............   63
Description of Other Indebtedness..........   64
Description of Debentures..................   68
Certain Federal Income Tax
  Considerations...........................   92
Book-Entry; Delivery and Form..............   98
Plan of Distribution.......................  100
Legal Matters..............................  100
Experts....................................  100
Available Information......................  101
Index to Financial Statements..............  F-1

------------------------------------------------------------

UNTIL        , 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
PROSPECTUS

$76,000,000

NBC ACQUISITION CORP.

OFFER TO EXCHANGE ITS 10 3/4% SENIOR
DISCOUNT DEBENTURES DUE 2009 FOR ANY AND
ALL OUTSTANDING 10 3/4% SENIOR DISCOUNT DEBENTURES

                          [NEBRASKA BOOK COMPANY LOGO]
                              , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") grants a Delaware corporation the power to indemnify any director, officer, employee or agent against reasonable expenses (including attorneys' fees) incurred by him in connection with any proceeding brought by or on behalf of the corporation and against judgments, fines, settlements and reasonable expenses (including attorneys' fees) incurred by him in connection with any other proceeding, if (a) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, however, no indemnification is to be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the corporation.

     Section 11.1 of Holdings' by-laws provide that Holdings shall indemnify, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of Holdings, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of Holdings, or is or was serving at the request of Holdings as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise. Where required by law, the indemnification shall be made only as authorized in the specific case upon a determination, in the manner provided by law, that indemnification of the director, officer, employee or agent is proper in the circumstances. Holdings may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against such person. To the full extent permitted by law, the indemnification shall include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses may be paid by Holdings in advance of the final disposition of such action, suit or proceeding. The indemnification shall not be deemed to limit the right of Holdings to indemnify any other person for any such expenses to the full extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from Holdings may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

     Section 102 of the DGCL permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith of which involve intentional misconduct or a knowing violation of the law, (iii) breaches under Section 174 of the DGCL, which relate to unlawful payments of dividends or unlawful stock repurchase or redemptions, and
(iv) any transaction from which the director derived an improper personal benefit.

     Section 8 of Holdings' restated certificate of incorporation limits the personal liability of directors of Holdings to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the DGCL

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Holdings pursuant to the foregoing provisions, Holdings has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Holdings maintains directors' and officers' liability insurance for its officers and directors.

ITEM 21.


(A) EXHIBITS
  EXHIBIT                                                                    PAGE
   NUMBER                               EXHIBIT                             NUMBER
------------  ------------------------------------------------------------  ------
 3.1          Certificate of Incorporation, as amended, of Holdings.*
 3.2          By-laws of Holdings.*
 4.1          Indenture dated as of February 13, 1998 by and between
              Holdings and United States Trust Company of New York as
              Trustee.*
 4.2          Exchange and Registration Rights Agreement dated as of
              February 13, 1998 by and between Holdings and Chase
              Securities Inc.*
 4.3          Form of Initial Debenture of Holdings (included in Exhibit
              4.1 as Exhibit A).*
 4.4          Form of Exchange Debenture of Holdings (included in Exhibit
              4.1 as Exhibit B).*
 4.5          Indenture dated as of February 13, 1998 by and between
              Nebraska Book Company, Inc. and United States Trust Company
              of New York, as Trustee.*
 4.6          Exchange and Registration Rights Agreement dated as of
              February 13, 1998 by and between Nebraska Book Company, Inc.
              and Chase Securities Inc.*
 4.7          Form of Initial Note of Nebraska Book Company, Inc.
              (included in 4.5 as Exhibit A).*
 4.8          Form of Exchange Note of Nebraska Book Company, Inc.
              (included in 4.5 as Exhibit B).*
 5            Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
              regarding the legality of the Debentures being registered.*
 8            Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
              regarding certain federal income tax matters.**
10.1          Credit Agreement dated as of February 13, 1998 by and among
              Holdings, Nebraska Book Company, Inc., The Chase Manhattan
              Bank and certain other financial institutions.*
10.2          Guarantee and Collateral Agreement, dated as of February 13,
              1998 made by Holdings and Nebraska Book Company, Inc. in
              favor of The Chase Manhattan Bank, as administrative agent.*
10.3          Purchase Agreement dated February 10, 1998 between Holdings and Chase Securities, Inc.*
10.4          Purchase Agreement dated February 10, 1998 between Nebraska
              Book Company, Inc. and Chase Securities Inc.*
10.5          Form of Memorandum of Understanding, dated as of February
              13, 1998 between Holdings and each of Mark W. Oppegard,
              Bruce E. Nevius, Larry R. Rempe, Kenneth F. Jirovsky,
              William H. Allen, Thomas A. Hoff and Ardean A. Arndt.*
10.6          NBC Acquisition Corp. 1995 Stock Incentive Plan adopted
              August 31, 1995.*
10.7          Form of Deferred Compensation Agreement by and between
              Nebraska Book Company, Inc. and each of Mark W. Oppegard,
              Bruce E. Nevius, Larry R. Rempe and Thomas A. Hoff.*
10.8          NBC Acquisition Corp. 401(k) Savings Plan.*
10.9          Merger Agreement dated January 6, 1998 by and between NBC
              Merger Corp., Holdings and certain stockholders of Holdings named therein.*

(A) EXHIBITS
  EXHIBIT                                                                    PAGE
   NUMBER                               EXHIBIT                             NUMBER
------------  ------------------------------------------------------------  ------
10.10.1       Agreement for Purchase and Sale of Stock made January 9,
              1998 between and among Nebraska Book Company, Inc. and
              Martin D. Levine, The Lauren E. Levine Grantor Trust and The
              Jonathan L. Levine Grantor Trust (the "Collegiate Stores
              Corporation Agreement").*
10.10.2       First Amendment dated January 23, 1998 to the Collegiate
              Stores Corporation Agreement.*
10.11         Commercial Lease Agreement made and entered into March 8,
              1989, by and between Robert J. Chaney, Mary Charlotte Chaney and Robert J. Chaney, as Trustee under the Last Will and
              Testament of James A. Chaney, and the Company.*
10.12         Lease Agreement entered into as of September 1, 1986, by and between Odell Associates Limited Partnership and the
              Company.*
10.13         Lease Agreement entered into as of September 1, 1986, by and between John B. DeVine, successor trustee of The Fred C.
              Ulrich Trust, as amended, and the Company.*
10.14         Lease Agreement entered into as of September 1, 1986 by and between Odell Associates Limited Partnership and the
              Company.*
10.15         Lease Agreement made and entered into October 12, 1988 by
              and between Hogarth Management and the Company.*
10.16         Industrial Real Estate Lease dated June 22, 1987 by and
              between Cyprus Land Company and the Company.*
12            Statements regarding computation of ratios.**
21            Subsidiaries.*
23.1          Consent of Deloitte and Touche LLP.**
23.2          Consent of Arthur Andersen LLP.*
23.3          Consent of Paul, Weiss, Rifkind, Wharton & Garrison
              regarding Exhibit 5 (included in Exhibit 5).*
23.4          Consent of Paul, Weiss, Rifkind, Wharton & Garrison
              regarding Exhibit 8 (included in Exhibit 8).**
24            Powers of Attorney (included on signature pages).*
25            Statement of Eligibility of Trustee.*
27.1          Financial Data Schedule for the Nine Months Ended December
              31, 1997.*
27.2          Financial Data Schedule for the Year Ended March 31, 1997.*
27.3          Financial Data Schedule for the Year Ended March 31, 1998.*
99.1          Letter of Transmittal.**


(b) Financial Statement Schedule
     Schedule I -- Condensed Financial Information of Registrant.
     Schedule II -- Valuation and Qualifying Accounts.
    All other schedules for which provision is made in the applicable accounting regulations of the SEC are either not required under the related instructions, are not applicable (and therefore have been omitted), or the required disclosures are contained in the financial statements included herein.
---------------
* Previously filed.

** Replaces previously filed exhibit.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Holdings pursuant to the provisions described under Item 20, or otherwise, Holdings has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Holdings of expenses incurred or paid by a director, officer or controlling person of Holdings in the successful defense of any action, suit or proceeding) is asserted by such director, officer nor controlling person in connection with the securities being registered, Holdings will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, Nebraska, on July 10, 1998.


                                          NBC ACQUISITION CORP.

                                          By:     /s/ MARK W. OPPEGARD

                                            ------------------------------------
                                                         President

     Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                     SIGNATURE                                  TITLE                     DATE
                     ---------                                  -----                     ----

                         *                           Chairman of the Board         July 10, 1998
---------------------------------------------------
                  Robert B. Haas

               /s/ MARK W. OPPEGARD                  President and Director        July 10, 1998
---------------------------------------------------  (Principal Executive
                 Mark W. Oppegard                    Officer)

                         *                           Vice President and Secretary  July 10, 1998
---------------------------------------------------  (Principal Financial and
                  Bruce E. Nevius                    Accounting Officer)

                         *                           Director                      July 10, 1998
---------------------------------------------------
                 Douglas D. Wheat

             *By: /s/ MARK W. OPPEGARD
   ---------------------------------------------
                 Mark W. Oppegard
                 Attorney-in-Fact

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NBC Acquisition Corp.
Lincoln, Nebraska

     We have audited the consolidated financial statements of NBC Acquisition Corp. as of March 31, 1997 and 1998, and for the seven months ended March 31, 1996 and the years ended March 31, 1997 and 1998, and have issued our report thereon dated May 22, 1998. We have also audited the financial statements of Nebraska Book Company, Inc. as of August 31, 1995 and for the five months then ended; such reports are included elsewhere in this Registration Statement. Our audits also included the financial statement schedules of NBC Acquisition Corp. and Nebraska Book Company, Inc. listed in Item 21(b). These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 22, 1998

                                                                      SCHEDULE 1

                             NBC ACQUISITION CORP.
                             (PARENT COMPANY ONLY)

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                 BALANCE SHEETS

                                                                       MARCH 31,
                                                              ----------------------------
                                                                 1997            1998
                                                              -----------    -------------
ASSETS
CURRENT ASSETS:
  Recoverable income tax....................................  $        --    $     248,091
OTHER ASSETS:
  Investment in and advances to (from) subsidiary (Note
     A).....................................................   31,697,179      (48,573,828)
  Prepaid transaction/loan costs............................           --        3,368,075
                                                              -----------    -------------
                                                              $31,697,179    $ (44,957,662)
                                                              ===========    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
SENIOR DISCOUNT DEBENTURES..................................  $        --    $  45,612,168
COMMITMENTS AND CONTINGENCIES (Note B)
STOCKHOLDERS' EQUITY (DEFICIT):
  Class A common stock, voting, authorized 4,500,000 shares
     of $.01 par value; issued and outstanding 2,751,852
     shares.................................................       27,519            9,530
  Class B common stock, non-voting, authorized 500,000
     shares of $.01 par value; issued and outstanding 48,148
     shares.................................................          481               --
  Additional paid-in capital................................   30,972,000       49,025,135
  Notes receivable from stockholders........................     (236,110)        (211,800)
  Retained earnings (deficit)...............................      933,289     (139,392,695)
                                                              -----------    -------------
          Total liabilities and stockholders' equity
            (deficit).......................................  $31,697,179    $ (44,957,662)
                                                              ===========    =============

                       See notes to financial statements.

                                                                      SCHEDULE 1

                             NBC ACQUISITION CORP.
                             (PARENT COMPANY ONLY)

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            STATEMENTS OF OPERATIONS

                                                   SEVEN MONTHS
                                                      ENDED        YEAR ENDED    YEAR ENDED
                                                    MARCH 31,      MARCH 31,      MARCH 31,
                                                       1996           1997          1998
                                                   ------------    ----------    -----------
INTEREST EXPENSE.................................  $        --     $       --    $  (653,558)
INCOME TAX BENEFIT...............................           --             --        248,091
EQUITY IN EARNINGS (LOSS) OF SUBSIDIARY..........   (2,501,203)     3,434,492     (5,146,138)
                                                   -----------     ----------    -----------
NET INCOME (LOSS)................................  $(2,501,203)    $3,434,492    $(5,551,605)
                                                   ===========     ==========    ===========

                       See notes to financial statements.

                                                                      SCHEDULE 1

                             NBC ACQUISITION CORP.
                             (PARENT COMPANY ONLY)

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            STATEMENTS OF CASH FLOWS

                                                   SEVEN MONTHS      YEAR           YEAR
                                                      ENDED          ENDED          ENDED
                                                    MARCH 31,      MARCH 31,      MARCH 31,
                                                       1996          1997           1998
                                                   ------------   -----------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net cash flows from operating
          activities.............................    $     --     $        --   $          --
                                                     --------     -----------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.......          --              --      44,997,320
  Deferred financing costs.......................          --              --      (3,406,785)
  Proceeds from issuance of stock................          --              --      49,034,665
  Payment of merger consideration................          --              --    (163,328,856)
  Merger consideration contributed by Nebraska
     Book Company................................          --              --      72,703,656
  Advances to subsidiary.........................     (13,890)             --         (24,310)
  Payment on stockholders notes..................      13,890              --          24,310
                                                     --------     -----------   -------------
       Net cash flows from financing
          activities.............................          --              --              --
                                                     --------     -----------   -------------
NET INCREASE (DECREASE) IN CASH..................          --              --              --
CASH, Beginning of year..........................          --              --              --
                                                     --------     -----------   -------------
CASH, End of year................................    $     --     $        --   $          --
                                                     ========     ===========   =============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Issuance of 25,000 shares of common stock for
     stockholder notes receivable................    $250,000     $        --   $          --
                                                     ========     ===========   =============
  Stock repurchases accrued by Nebraska Book
     Company.....................................    $     --     $        --   $   2,592,673
                                                     ========     ===========   =============
  Common stock contributed to Nebraska Book
     Company.....................................    $     --     $        --   $     147,150
                                                     ========     ===========   =============

                       See notes to financial statements.

                                                                      SCHEDULE 1

                             NBC ACQUISITION CORP.
                             (PARENT COMPANY ONLY)

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                         NOTES TO FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investment in and advances to (from) subsidiary -- NBC Acquisition Corp. accounts for its investment in Nebraska Book Company (Company) under the equity method of accounting. Advances to (from) the Company are included within the investment in subsidiaries.

B.  COMMITMENTS AND CONTINGENCIES

     NBC Acquisition Corp. has guaranteed repayment of indebtedness under the Senior Credit Facility held by its subsidiary, Nebraska Book Company. Such indebtedness totaled $65.4 million at March 31, 1998.

                                                                     SCHEDULE II

                             NBC ACQUISITION CORP.

                       VALUATION AND QUALIFYING ACCOUNTS

                                      BALANCE AT   CHARGED TO   CHARGED TO                 BALANCE AT
                                      BEGINNING    COSTS AND      OTHER          NET         END OF
                                       OF YEAR      EXPENSES     ACCOUNTS    CHARGE-OFFS      YEAR
                                      ----------   ----------   ----------   -----------   ----------
YEAR ENDED MARCH 31, 1998
  Allowance for doubtful accounts...   $239,296     $180,491     $     --     $(254,958)    $164,829
YEAR ENDED MARCH 31, 1997
  Allowance for doubtful accounts...   $255,027     $159,602     $     --     $(175,333)    $239,296
SEVEN MONTHS ENDED MARCH 31, 1996
  Allowance for doubtful accounts...   $255,027     $203,857     $     --     $(203,857)    $255,027
FIVE MONTHS ENDED AUGUST 31, 1995
  Allowance for doubtful
     accounts*......................   $     --     $255,027     $     --     $      --     $255,027

* Represents balances for Nebraska Book Company prior to the September 1, 1995 creation of NBC Acquisition Corp. and the acquisition of Nebraska Book Company by NBC Acquisition Corp.

                                 EXHIBIT INDEX


EXHIBIT                                                                 PAGE
NUMBER                             EXHIBIT                             NUMBER
-------  ------------------------------------------------------------  ------
 3.1     Certificate of Incorporation, as amended, of Holdings.*
 3.2     By-laws of Holdings.*
 4.1     Indenture dated as of February 13, 1998 by and between
         Holdings and United States Trust Company of New York, as
         Trustee.*
 4.2     Exchange and Registration Rights Agreement dated as of
         February 13, 1998 by and between Holdings and Chase
         Securities Inc.*
 4.3     Form of Initial Debenture of Holdings (included in Exhibit
         4.1 as Exhibit A).*
 4.4     Form of Exchange Debenture of Holdings (included in Exhibit
         4.1 as Exhibit B).*
 4.5     Indenture dated as of February 13, 1998 by and between
         Nebraska Book Company, Inc. and United States Trust Company
         of New York, as Trustee.*
 4.6     Exchange and Registration Rights Agreement dated as of
         February 13, 1998 by and between Nebraska Book Company, Inc.
         and Chase Securities Inc.*
 4.7     Form of Initial Note of Nebraska Book Company, Inc.
         (included in 4.5 as Exhibit A).*
 4.8     Form of Exchange Note of Nebraska Book Company, Inc.
         (included in 4.5 as Exhibit B).*
 5       Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding the legality of the Debentures being registered.*
 8       Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding certain federal income tax matters.**
10.1     Credit Agreement dated as of February 13, 1998 by and among
         Holdings, Nebraska Book Company, Inc., The Chase Manhattan
         Bank and certain other financial institutions.*
10.2     Guarantee and Collateral Agreement, dated as of February 13,
         1998 made by Holdings and Nebraska Book Company, Inc. in
         favor of The Chase Manhattan Bank, as administrative agent.*
10.3     Purchase Agreement dated February 10, 1998 between Holdings and Chase Securities Inc.*
10.4     Purchase Agreement dated February 10, 1998 between Nebraska
         Book Company, Inc. and Chase Securities Inc.*
10.5     Form of Memorandum of Understanding, dated as of February
         13, 1998 between Holdings and each of Mark W. Oppegard,
         Bruce E. Nevius, Larry R. Rempe, Kenneth F. Jirovsky,
         William H. Allen, Thomas A. Hoff and Ardean A. Arndt.*
10.6     NBC Acquisition Corp. 1995 Stock Incentive Plan adopted
         August 31, 1995.*
10.7     Form of Deferred Compensation Agreement by and between
         Nebraska Book Company, Inc. and each of Mark W. Oppegard,
         Bruce E. Nevius, Larry R. Rempe and Thomas A. Hoff.*
10.8     NBC Acquisition Corp. 401(k) Savings Plan.*
10.9     Merger Agreement dated January 6, 1998 by and between NBC
         Merger Corp., Holdings and certain stockholders of Holdings named therein.*

EXHIBIT                                                                 PAGE
NUMBER                             EXHIBIT                             NUMBER
-------  ------------------------------------------------------------  ------
10.10.1  Agreement for Purchase and Sale of Stock made January 9,
         1998 between and among Nebraska Book Company, Inc. and
         Martin D. Levine, The Lauren E. Levine Grantor Trust and The
         Jonathan L. Levine Grantor Trust (the "Collegiate Stores
         Corporation Agreement").*
10.10.2  First Amendment dated January 23, 1998 to the Collegiate
         Stores Corporation Agreement.*
10.11    Commercial Lease Agreement made and entered into March 8,
         1989, by and between Robert J. Chaney, Mary Charlotte Chaney and Robert J. Chaney, as Trustee under the Last Will and
         Testament of James A. Chaney, and the Company.*
10.12    Lease Agreement entered into as of September 1, 1986, by and between Odell Associates Limited Partnership and the
         Company.*
10.13    Lease Agreement entered into as of September 1, 1986, by and between John B. DeVine, successor trustee of The Fred C.
         Ulrich Trust, as amended, and the Company.*
10.14    Lease Agreement entered into as of September 1, 1986 by and between Odell Associates Limited Partnership and the
         Company.*
10.15    Lease Agreement made and entered into October 12, 1988 by
         and between Hogarth Management and the Company.*
10.16    Industrial Real Estate Lease dated June 22, 1987 by and
         between Cyprus Land Company and the Company.*
12       Statements regarding computation of ratios.**
21       Subsidiaries.*
23.1     Consent of Deloitte and Touche LLP.**
23.2     Consent of Arthur Andersen LLP.*
23.3     Consent of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding Exhibit 5 (included in Exhibit 5).*
23.4     Consent of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding Exhibit 8 (included in Exhibit 8).**
24       Powers of attorney(included on signature pages).*
25       Statement of Eligibility of Trustee.*
27.1     Financial Data Schedule for the Nine Months Ended December
         31, 1997.*
27.2     Financial Data Schedule for the Year Ended March 31, 1997.*
27.3     Financial Data Schedule for the Year Ended March 31, 1998.*
99.1     Letter of Transmittal.**


---------------
 * Previously filed.

** Replaces previously filed exhibit.